As filed with the Securities and Exchange Commission on April 14, 2006	Registration No. 333-47094 Registration No. 811-04208

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 11	[X]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Select*Life Variable Account
(Exact Name of Registrant)

ReliaStar Life Insurance Company
(Name of Depositor)

20 Washington Avenue So.
Minneapolis, MN 55401
(Address of Depositor's Principal Executive Offices) (Zip Code)

(612) 372-5507
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford, CT 06l56
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, Hartford, Connecticut 06156

It is proposed that this filing will become effective (check appropriate box):

[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[X]	on April 28, 2006, pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on ____________, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

VARIABLE ACCUMULATION DESIGN^{SM}
A SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company and its Select*Life Variable Account

The Policy

- Is issued by ReliaStar Life Insurance Company.
- Is returnable by you during the free look period if you are not satisfied.

Premium Payments

- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

The Policy Value

- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges, including possible surrender charges.

Death Benefit Proceeds

- Are paid if your policy is in force when the surviving joint insured person dies.
- Are calculated under your choice of options until age 100 of the younger of the joint insured persons:
  > Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
  > Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
  > Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation

- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policies,* page 67**, for further information about the amount of compensation we may pay.

Fund Managers

Funds managed by the following investment managers are available through the policy:

- Alliance Capital Management, L.P.
- BAMCO, Inc.
- Baring International Investment Limited
- Capital Research and Management Company
- Columbia Management Advisors, LLC
- Evergreen Investment Management Company, LLC
- Fidelity Management & Research Company
- ING Clarion Real Estate Securities L.P.
- ING Investments, LLC
- ING Investment Management Co.
- J.P. Morgan Investment Management, Inc.
- Julius Baer Investment Management, LLC
- Legg Mason Funds Management, Inc.
- Lord, Abbett & Co. LLC
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Mercury Advisors
- Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)
- Neuberger Berman, LLC
- Neuberger Berman Management, Inc.
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.
- Wells Capital Management, Inc.

This prospectus describes what you should know before purchasing the Variable Accumulation Design^{SM} survivorship variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is April 28, 2006.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the surviving joint insured person's lifetime.

State Variations - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our Customer Service Center or your agent/registered representative.

You may contact us about the policy at our: **Customer Service Center**
     P.O. Box 5011
     2001 21ˢᵗ Avenue NW
     Minot, North Dakota 58703
     1-877-886-5050
     www.ingservicecenter.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Premium Payments **See Premium Payments, page 22.**	• You choose when to pay and how much to pay; but you cannot pay additional premiums after age 100 of the younger of the joint insured persons and we may refuse to accept any premium less than $25. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.

Free Look Period
 	
See Free Look Period, page 23.
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the free look period and the free look refund that applies in your state will be stated in your policy.
	• During the free look period, your net premium will be allocated to the subaccount which invests in the ING Liquid Assets Portfolio.
	• Generally, there are two types of free look refunds:
	  > Some states require a return of all premium we have received; and
	  > Other states require a return of all premium we have received plus any earnings or less any losses attributable to the amount allocated to the money market subaccount.

Temporary Insurance **See Temporary Insurance, page 23.**	• If you apply and qualify, we may issue temporary insurance equal to the amount of insurance for which you applied. • The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.

Death Benefits
 	
See *Death Benefits*, page 31.
	• Death benefits are paid if your policy is in force when the surviving joint insured person dies.
	• Until age 100 of the younger of the joint insured persons, the amount of the death benefit will depend on which death benefit option is in effect when the surviving joint insured person dies.
	• You may choose between one of three death benefit options:
	  > Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
	  > Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
	  > Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.
	• After age 100 of the younger of the joint insured persons, the base death benefit under all options will be the policy value.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans, accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Death Benefit Guarantees
 	
See Death Benefit Guarantees, page 35.
	• Generally, your policy will not lapse as long as your policy value minus any surrender charge, loan amount and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due.
	• However, the policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges, when due:
	  > The Basic Death Benefit Guarantee is standard on every policy. The length of the guarantee period is specified in your policy and is uniquely determined on a policy-by-policy basis and depends on the issue ages and risk classes of the joint insured persons, the death benefit option and any optional rider benefits. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee;
	  > The Supplemental Death Benefit Guarantee is standard on every policy. Under this guarantee your policy will not lapse during the Supplemental Death Benefit Guarantee period if on each monthly processing date since the policy date your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to 40% of the sum of minimum premium payments to the next monthly processing date. The supplemental guarantee period begins on the policy date and is equal to the death benefit guarantee period shown in your policy, multiplied by 40% and rounded to the lower whole number of policy years. The supplemental guarantee period may not exceed ten policy years. There is no charge for this guarantee; and
	  > The lifetime death benefit guarantee is an optional rider benefit that may be available on new policies issued on or after the later of February 20, 2006, or the date the rider is approved in your state. You may add this rider only when you apply for the policy. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals and loans, are at least equal to the sum of lifetime death benefit guarantee premium payments as shown in your policy to the next monthly processing date. There is no charge for this rider guarantee.

Rider Benefits
 	
See *Additional Insurance Benefits*, page 36.
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  > Optional rider benefits that you must select before they are effective; and
	  > Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy.

Investment Options **See *The Investment Options,* page 16.**	• You may allocate your net premiums to the subaccounts of the Select*Life Variable Account (the "variable account") and our fixed account. • The variable account is one of our separate accounts and consists of subaccounts which invest in corresponding funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds underlying the subaccounts and the charges we deduct from your variable account value. • The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account. • We credit interest of at least 3.00% per year on amounts allocated to the fixed account. • We may, in our sole discretion, credit interest in excess of 3.00%.
Transfers **See Transfers, page 47.**	• You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. We reserve the right, however, to limit you to 12 transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer.

Asset Allocation Programs **See Dollar Cost Averaging, page 47.** **See Automatic Rebalancing, page 48.**	• Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is currently no charge to participate in the dollar cost averaging or automatic rebalancing programs, although we reserve the right to assess a charge in the future. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans **See Loans, page 45.**	• You may take loans against your policy's surrender value. We reserve the right to limit borrowing during the first policy year. • Generally, a loan must be at least $500 and may not exceed 90% of your surrender value. • When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate equal to 3.00%. • We also charge interest on loans. Interest is payable in advance and accrues daily at a current annual rate of 4.76%. • After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate currently equal to 2.91% (guaranteed not to exceed 3.38%) on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's surrender value.
Partial Withdrawals **See Partial Withdrawals, Page 50.**	• After the first policy year, you may withdraw part of your policy's surrender value. • We currently allow one partial withdrawal each year during policy years two through ten and 12 partial withdrawals each policy year thereafter. • A partial withdrawal must be at least $500. • In policy years two through 15 you may not withdraw more than 20% of your surrender value. • We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. • Partial withdrawals reduce your policy's base death benefit and policy value. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 51.**	• You may surrender your policy for its surrender value at any time before the death of the surviving joint insured person. • The surrender value of a policy is equal to the policy value minus any surrender charge, loan amount and unpaid fees and charges. • Surrender charges apply for 15 years from the issue date of your policy and for 15 years after each increase in your insurance coverage. The initial surrender charges are level for the first five years and then decrease uniformly each month to zero at the end of the fifteenth policy year. For any requested increase in your insurance coverage, an additional surrender charge begins at zero, increases uniformly each month until it reaches the maximum after three years and then reduces uniformly each month until it becomes zero at the end of the fifteenth segment year.

Surrenders (Continued)	• The initial surrender charge rates vary depending on the gender, risk class and age of each of the joint insured persons at issue. Surrender charge rates for increases in your insurance coverage vary depending on the gender, risk class and age of each of the joint insured persons at the time of the increase. • The surrender charge is neither assessed upon nor reduced because of a requested decrease in your insurance coverage. • If the surrender charge exceeds the available policy value minus the loan amount and unpaid fees and charges, there will be no proceeds paid to you on surrender. • All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy, it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.
Reinstatement **See Reinstatement, page 52.**	• Reinstatement means putting a lapsed policy back in force. • You may reinstate your policy and riders within five years of its lapse if you did not surrender your policy, you still own the policy and each joint insured person is still insurable. • You will need to pay the required reinstatement premium. • If the Supplemental Death Benefit Guarantee lapses, it cannot be reinstated. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when, together with your agent/representative, you consider an investment in the policy.

Life Insurance Coverage	• The policy is not a short-term investment and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges **See *Fees and Charges*, page 24.**	• In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. • A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Lapse
 	
See Lapse, page 52.
	• Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
	  > A death benefit guarantee is in effect; or
	  > Your surrender value is enough to pay the periodic fees and charges when due.
	• If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
	• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse.

Exchanges See *Purchasing a Policy*, **page 21.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.

Investment Risk
 	
See The Variable Account, **page 16.**
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the subaccounts of the variable account:
	  > Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	  > You assume the risk that your values may decline or not perform to your expectations;
	  > Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  > Each fund has various investment risks, and some funds are riskier than others;
	  > There is no assurance that any of the funds will achieve its stated investment objective; and
	  > You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount.
	• For amounts you allocate to the fixed account:
	  > Interest rates we declare will change over time; and
	  > You assume the risk that interest rates may decline, although never below the guaranteed minimum interest rate of 3.00%.

Taxation
 	
See TAX CONSIDERATIONS, **page 53.**
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  > Reduction in the amount of your insurance coverage > Partial withdrawals
	  > Loans > Surrender
	  > Lapse > Reinstatement
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation See *Distribution of the Policies*, **page 64.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for base insurance coverage than we do on premiums paid for coverage under a term rider. Discuss with your agent/registered representative the right blend of base coverage and term rider coverage for you.
Other Products	• We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges The following table describes the fees and charges you will pay at the time you buy the policy, make a partial withdrawal, surrender the policy, transfer your policy value between investment options or make certain other transactions. **See Transaction Fees and Charges, page 24.**

Charge	When Deducted	Amount Deducted
Premium Expense Charge	• Deducted when you make a premium payment.	• 6.25% of each premium payment - guaranteed. • 6.25% of each premium payment made in policy years 1 - 10, and lower thereafter - current.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $25 - maximum. • $10 - current.
Surrender Charge [1]	• Deducted when you surrender or lapse your policy during the first 15 policy years (or 15 years from an increase in your insurance coverage).	• Maximum rates - $47.82 per $1,000 of insurance coverage. • Minimum rates - $11.83 per $1,000 of insurance coverage. • Rates for representative joint insured persons - $28.85 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 55, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999.
Transfer Charge	• Deducted each time you make a transfer between investment options.	• $25 - maximum. • $0 - current.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $50 - maximum. • $0 - current.
Excess Annual Policy Report Fee	• Deducted each time you request an annual policy report after the first each policy year.	• $50 - maximum. • $0 - current.
Overloan Lapse Protection Rider	• On the monthly processing date on or next following the date we receive your request to exercise the rider benefit.	• 3.50% of the policy value. [2]

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[1] The rates shown are for the first segment year. The surrender charge rates that apply to you depend on the gender, age and risk class of each joint insured person. The rates for the representative joint insured persons listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The surrender charge remains level for the first five years and then decreases uniformly each month to zero at the end of the fifteenth policy year. For any requested increase in your insurance coverage, the surrender charge begins at zero and increases uniformly each month to the maximum after three years and then reduces uniformly each month to zero at the end of the fifteenth segment year.

[2] Your policy value is the sum of your holdings in the fixed account, the variable account and the loan account.

Periodic Fees and Charges The following table describes the fees and charges you will pay each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 26; and Loan Interest, page 45.**

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge [3]	• On the monthly processing date.	**For policies with policy dates prior to February 20, 2006 -** • Maximum Rates per $1,000 of insurance coverage - > $2.68 - guaranteed. > $0.67 - current. • Minimum Rates per $1,000 of insurance coverage - > $0.01 - current and guaranteed. • Rates for representative joint insured persons - $0.01 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 55, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999. **For policies with policy dates on or after February 20, 2006 -** • Maximum Rates per $1,000 of insurance coverage - > $2.68- guaranteed. > $0.67 - current. • Minimum Rates per $1,000 of insurance coverage - > $0.01 - current and guaranteed. • Rates for representative joint insured persons - $0.01 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 55, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999.
Administrative Charge	• On the monthly processing date.	• $12 - guaranteed. • $8.25 - current.

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[3] The minimum and maximum rates shown are for joint insured persons in the standard risk class. All rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The cost of insurance rates and monthly amount charge rates that apply depend on the amount of insurance coverage and each joint insured person's age at issue and each joint insured person's age on the effective date of an increase in your insurance coverage, gender and risk class and the cost of insurance rates generally increase each year after the first segment year. Separate cost of insurance rates and monthly amount charge rates apply to each segment of your insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative joint insured persons listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. Lower cost of insurance rates and monthly amount charge rates may be available for policies where the base insurance coverage amount is $1 million or more. The guaranteed maximum cost of insurance rate for joint insured persons in the substandard risk class is $83.33 per $1,000 of insurance coverage.

Periodic Fees and Charges, *continued*

Charge	When Deducted	Amount Deducted
Monthly Amount Charge [4]	• On the monthly processing date during the first 20 policy years (or for 20 years following an increase in your insurance coverage).	**For policies with policy dates prior to February 20, 2006 -** • Maximum rates - $0.68 per $1,000 of insurance coverage. • Minimum rates - $0.08 per $1,000 of insurance coverage. • Rates for representative joint insured persons - $0.16 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 55, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999. **For policies with policy dates on or after February 20, 2006 -** • Maximum rates - $0.68 per $1,000 of insurance coverage. • Minimum rates - $0.08 per $1,000 of insurance coverage. • Rates for representative joint insured persons - $0.16 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 55, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999.
Mortality & Expense Risk Charge [5]	• On the monthly processing date during the first ten policy years.	**For policies with policy dates prior to February 20, 2006 -** • 0.08% (0.90% annually) of variable account value in policy years 1-10, and lower thereafter. **For policies with policy dates on or after February 20, 2006 -** • 0.08% (0.90% annually) of variable account value in policy years 1 - 5, and lower thereafter.
Loan Interest Charge	• Payable in advance at the time you take a loan and each policy year thereafter.	• 4.76% annually of the amount held in the loan account for non-preferred loans. • 2.1% (guaranteed not to exceed 3.38%) annually of the amount held in the loan account for preferred loans.

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[4]   The minimum and maximum rates shown are for joint insured persons in the standard risk class. All rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The cost of insurance rates and monthly amount charge rates that apply depend on the amount of insurance coverage and each joint insured person's age at issue and each joint insured person's age on the effective date of an increase in your insurance coverage, gender and risk class and the cost of insurance rates generally increase each year after the first segment year. Separate cost of insurance rates and monthly amount charge rates apply to each segment of your insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative joint insured persons listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. Lower cost of insurance rates and monthly amount charge rates may be available for policies where the base insurance coverage amount is $1 million or more. The guaranteed maximum cost of insurance rate for joint insured persons in the substandard risk class is $83.33 per $1,000 of insurance coverage.

[5]   The current monthly mortality and expense risk charge rate is rounded to the nearest one hundredth of one percent. See Mortality and Expense Risk Charge, page 28 for the monthly rate without rounding.

Optional Rider Fees and Charges The following table describes the charges you will pay if you elect any of the optional rider benefits. **See Rider Fees and Charges, page 28.**

Rider	When Deducted	Amount Deducted

Additional Insured Rider [6]	• On the monthly processing date.	• Maximum Rates per $1,000 of rider benefit:
		  > $7.58 - guaranteed.
		  > $4.28 - current.
		 • Minimum Rates per $1,000 of rider benefit:
		  > $0.08 - guaranteed.
		  > $0.06 - current.
		 • Rates for a representative additional insured person per $1,000 of rider benefit:
		  > $0.69 - guaranteed.
		  > $0.35 - current.
		  > The representative additional insured person is a male age 55 in the preferred no tobacco risk class.

Four Year Term Insurance Rider [7]	• On the monthly processing date.	• Maximum Rates per $1,000 of rider benefit -
		  > $2.68- guaranteed.
		  > $0.29 - current.
		 • Minimum Rates per $1,000 of rider benefit -
		  > $0.02 - current and guaranteed.
		 • Rates for representative joint insured persons - $0.02 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 55, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999.

Survivorship Term Rider [7]	• On the monthly processing date.	• Maximum Rates per $1,000 of rider benefit -
		  > $2.68 - guaranteed.
		  > $0.35 - current.
		 • Minimum Rates per $1,000 of rider benefit -
		  > $0.02 - current and guaranteed.
		 • Rates for representative joint insured persons - $0.02 per $1,000 of insurance coverage. The representative joint insured persons are a male, age 55, and a female, age 55, in the preferred no tobacco risk class, with an amount of insurance coverage in effect between $250,000 and $999,999.

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[6] The rates shown are for the first policy year. Some rates have been rounded to the nearest penny, and consequently the actual rates may be either more or less than these rounded rates. The rates for this rider depend on the insured person's age at issue, gender and risk class (where applicable) and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[7] The rates shown are for the first policy year. Some rates have been rounded to the nearest penny, and consequently the actual rates may be either more or less than these rounded rates. The rates for these riders depend on each joint insured person's age at issue, gender and risk class (where applicable) and generally increase each year after the first policy year. The rates for the representative joint insured persons listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the Fund Expense Table which begins on the following page and the fund prospectuses for details about the fees and charges specific to a particular fund.

Annual Fund Expenses (expenses deducted from fund assets)

	Minimum	Maximum
Total Gross Annual Fund Expenses [8]	0.27%%	1.34%
Total Net Annual Fund [9]	0.27%%	1.30%

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[8] Total Gross Annual Fund Expenses include management fees, distribution (12b-1) fees and other expenses.

[9] The Total Net Annual Fund Expense figures include management fees, distribution (12b-1) fees and other expenses but also take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through May 1, 2007. Out of all of the funds available through the policy, 22 have contractual arrangements to reimburse or waive certain fees and expenses through this period. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain level for a specific period of time. The minimum and maximum Total Net Annual Fund Expenses shown take into account all of the available funds, not just those with contractual arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
- Premium Expense Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in subaccounts of the variable account. The subaccounts invest in the funds.

The funds deduct:
- Investment management fees.
- Other Expenses.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduction transaction fees and charges from your policy value:
- Partial Withdrawal Fee.
- Surrender Charge.
- Transfer Charge.
- Excess Illustration Fee.
- Excess Annual Report Fee.

Loan Amount
Amount set aside as collateral for policy loans.

We deduct periodic fees and charges from your policy value:
- Cost of insurance Charge.
- Administrative Charge.
- Monthly Amount Charge.
- Mortality and Expense Risk Charge.

Interest Credited
We credit interest on the amount held in the loan account.

Interest Charged.
We charge interest on your loan amount.

We deduct fees and charges from your policy value for the optional rider benefits you select.

THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT

ReliaStar Life Insurance Company

We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are a wholly owned indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. ING Groep N.V. is headquartered in Amsterdam, The Netherlands. Although we are a subsidiary of ING Groep N.V., ING Groep N.V. is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of ReliaStar Life Insurance Company.

We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

Regulatory Developments -- The Company and the Industry

As with many financial services companies, ReliaStar and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

In September, 2005, an affiliate of the company, ING Funds Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers, Inc. ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the company or certain affiliates before concluding their investigation relating to fund trading. The potential outcome of such action is difficult to predict but could subject the company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the company.

Insurance and Other Regulatory Matters. The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The company and certain of its U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the subaccounts of the variable account and the fixed account. The investment performance of a policy depends on the performance of the investment options you choose.

The Variable Account

We established the Select*Life Variable Account (the "variable account") on October 11, 1984, as one of our separate accounts under the laws of the State of Minnesota. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Minnesota law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into subaccounts. Each subaccount invests in a corresponding fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the subaccounts of the variable account.

Funds Available Through the Variable Account. The following chart lists the funds that are available through the variable account. For additional information about each fund's investment adviser/subadviser and investment objective, see Appendix B to this prospectus. More detailed information about each fund can be found in each fund's current prospectus.

- American Growth Fund (Class 2)
- American Growth-Income Fund (Class 2)
- American International Fund (Class 2)
- Fidelity® VIP Contrafund® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING Evergreen Health Sciences Portfolio (Class I) *
- ING Evergreen Omega Portfolio (Class I)
- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I) *
- ING FMR^{SM} Earnings Growth Portfolio (Class I)
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING Julius Baer Foreign Portfolio (Class I)
- ING Legg Mason Value Portfolio (Class I)
- ING Lifestyle Aggressive Growth Portfolio (Class I)
- ING Lifestyle Growth Portfolio (Class I)
- ING Lifestyle Moderate Growth Portfolio (Class I)
- ING Lifestyle Moderate Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING MarketPro Portfolio (Class I)
- ING MarketStyle Growth Portfolio (Class I)
- ING MarketStyle Moderate Growth Portfolio (Class I)
- ING MarketStyle Moderate Portfolio (Class I)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING Mercury Large Cap Growth Portfolio (Class I) *
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING Pioneer Fund Portfolio (Class I) *

- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING UBS U.S. Allocation Portfolio (Class S)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class I)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value II Portfolio (I Class)
- ING JP Morgan Mid Cap Value Portfolio (I Class)
- ING Lord Abbett U.S. Government Securities Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Neuberger Berman Regency Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING PIMCO Total Return Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING VP Balanced Portfolio (Class I)
- ING VP Index Plus LargeCap Portfolio (Class I)
- ING VP Index Plus MidCap Portfolio (Class I)
- ING VP Index Plus SmallCap Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING VP High Yield Bond Portfolio (Class I)
- ING VP Real Estate Portfolio (Class S)
- ING VP SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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*   Prior to April 28, 2006, the S Class shares of this fund were available through the variable account. Effective April 28, 2006, the I Class of fund shares replaced the S Class of fund shares. I Class shares have 0.25% lower total fund expenses than the S Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

See Appendix B to this prospectus for more information about the funds available through the variable account, including information about each fund's investment adviser/subadviser and investment objective. Please read and retain the fund prospectuses for more information about each fund's investment objective and policies and the risks associated with investing in the fund.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts which will invest in funds we find appropriate for policies we issue;
- Eliminate subaccounts;
- Close subaccounts or combine two or more subaccounts. If we close or combine a subaccount, unless you provide us with alternative allocation instructions, all future premiums directed to the subaccount that was closed or combined may be automatically allocated among the other subaccounts in which your policy value is allocated, on a proportionate basis. You may give us alternative allocation instructions at any time by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 47, for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
  > A fund no longer suits the purposes of your policy;
  > There is a change in laws or regulations;
  > There is a change in the fund's investment objectives or restrictions;
  > The fund is no longer available for investment; or
  > Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the1940 Act or its rules or regulations; or
- Close a subaccount to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify us at our Customer Service Center.

The Fixed Account

You may allocate all or a part of your net premium and transfer your policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Variable Accumulation Design^{SM} survivorship variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of policy values allocated to funds affiliated with ING. You should be aware that there may be alternative products available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

Purchasing a Policy

To purchase a policy both individuals applying for coverage must submit an application to us. On that application both individuals will, among other things, select:

- The amount of insurance coverage (which generally must be at least $250,000);
- The initial death benefit option; and
- Any riders or optional benefits.

Additionally, on the application both individuals will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured persons are insurable by us. Before we can make this determination, we may need to request and review medical examinations of and other information about the proposed insured persons. Through our underwriting process, we also determine the risk class for the insured persons if the application is accepted. Risk class is based on such factors as age, gender, health and occupation of the insured persons. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

On the date coverage under the policy begins (the "policy date"), the persons on whose lives we issue the policy (the "joint insured persons") generally can be no more than age 85. "Age" under the policy means each joint insured person's age at the last birthday determined as of the beginning of each policy year. "Average age" under the policy means the sum of each joint insured person's age divided by two and rounded to the higher age. From time to time, we may accept an insured person whose age exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may request that we back-date the policy up to six months to allow the insured persons to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the policy date.

Important Information About Term Riders. It may be to your economic advantage to include all or part of your insurance coverage under a term rider. Working with your agent, consider the factors described in the **Optional Rider Benefits** section of this prospectus, page 37, when deciding whether to include coverage under a term rider and in what proportion to the total amount of coverage under your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100 of the younger of the joint insured persons;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 62.**

After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to each joint insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during either the basic or Supplemental Death Benefit Guarantee period. **See Death Benefit Guarantees, page 35. Payment of the minimum premium may or may not be enough to keep your policy in force beyond either the basic or the Supplemental Death Benefit Guarantee period.**

Premium Payments Affect Your Coverage. During any applicable death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse and loss of insurance coverage. **See Lapse, page 52.**

Allocation of Net Premium. Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required initial minimum premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

We allocate your initial net premium in the subaccount which invests in the ING Liquid Assets Portfolio on the valuation date next following your policy date. We later transfer the amount held in this subaccount to the fixed account and your selected subaccounts, based on your most recent premium allocation instructions. This transfer will generally occur on the sixteenth day following your policy date.

All net premiums we receive after this period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100%.

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- Some states require a return of all premium we have received; and
- Other states require a return of all premium we have received plus any earnings or less any losses attributable to the amount held in the money market subaccount.

The free look refund that applies in your state will be set forth in your policy.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance for which you applied, up to $4.5 million, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your minimum initial premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:

- The date we return your premium payments;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occurs:

- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Allocation of Net Premium, page 23.** If a policy is not issued and temporary coverage ends, any premium received will be returned without interest.

Fees and Charges

We deduct fees and charges under the policy to compensate us for:

- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. This charge is guaranteed not to exceed 6.25% of each premium payment. This charge is currently 6.25% of each premium payment during the first ten policy years and 3.75% thereafter.

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10, but we reserve the right to deduct up to $25 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first 15 policy years or the first 15 years after an increase in your insurance coverage when you:
- Surrender your policy; or
- Allow your policy to lapse.

The amount of the surrender charge depends on the surrender charge rates

When you purchase a policy or increase your insurance coverage, we set surrender charge rates based on the gender, age and risk class of each joint insured person. The initial surrender charge remains level for the first five years then decreases uniformly each month to zero at the end of the fifteenth policy year. For any requested increase in your insurance coverage, an additional surrender charge begins at zero, increases uniformly each month until it reaches the maximum after three years and then reduces uniformly each month until it becomes zero at the end of the fifteenth segment year. **See Changes in the Amount of Your Insurance Coverage, page 31.** Surrender charge rates will not exceed $47.82 per $1,000 of insurance coverage and the rates that apply to you will be set forth in your policy. **See the Transaction Fees and Charges table, page 8, for the minimum and maximum surrender charge rates and the rates for representative joint insured persons.**

In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

This charge helps offset the expenses we incur in selling the policy.

Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs, exercise of the Overloan Lapse Protection Rider benefit or exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers.

Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $50 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Excess Annual Report Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $50 for each annual report you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess annual reports.

Periodic Fees and Charges

In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the subaccounts and fixed account in the same proportion that your value in each has to your net policy value.

Cost of Insurance. The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:
- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on each joint insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes the State of Montana. The rates that apply to you will be set forth in your policy, and lower rates may be available where the base insurance coverage amount is $1 million or more. **See the Periodic Fees and Charges table, beginning on page 9, for the minimum and maximum cost of insurance rates and the rates for representative joint insured persons.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the joint insured persons. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the subaccounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

Administrative Charge. The monthly administrative charge is currently $8.25 and is guaranteed not to exceed $12. This charge helps compensate us for the costs associated with administering the policies.

Monthly Amount Charge. During the first 20 policy years (and for 20 years following a requested increase in insurance coverage) we will deduct a monthly charge per $1,000 of insurance coverage. For a policy issued in New Jersey, the elimination of these charges after the first 20 policy years (or the first 20 years following a requested increase in insurance coverage) is not guaranteed, and these charges may be assessed for the duration of the policy. The monthly amount charge rate for each segment is based on the gender, risk class, amount of insurance coverage and each joint insured person's age on the policy date and on each segment date, as appropriate. Any decrease in insurance coverage or any change in insurance coverage resulting from a change in the death benefit option will not affect the monthly amount charge. The rates that apply to you will be set forth in your policy and lower rates may be available where the base insurance coverage amount is $1 million or more. **See the Periodic Fees and Charges table, beginning on page 9, for the minimum and maximum monthly amount charge rates and the rates for representative joint insured persons.**

The monthly amount charge helps compensate us for expenses relating to the distribution of the policy, including agents' commissions, advertising and the printing of the prospectus and sales literature for new sales of the policy. A portion of this charge may also contribute to company profits.

Mortality and Expense Risk Charge.
- For policies with policy dates prior to February 20, 2006, the monthly mortality and expense risk charge is 0.075% (0.90% annually) of your variable account value during the first ten policy year. After the tenth policy year, we currently anticipate that we will reduce this charge to 0.02083% per month (0.25% annually); however, in no event will the mortality and expense risk charge exceed 0.90% annually for the duration of the policy.
- For policies with policy dates on or after February 20, 2006, the monthly mortality and expense risk charge is 0.075% (0.90% annually) of your variable account value during the first five policy years. During policy years six through ten, we will reduce this charge to 0.04166% per month (0.50% annually). After the tenth policy year, this charge is eliminated.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

Rider Fees and Charges

There may be separate fees and charges if you add any optional rider benefits or exercise certain automatic rider benefits. For more information about rider benefits and the applicable fees and charges, **see the Optional Rider Fees and Charges table, page 11, and the Optional Rider Benefits section, page 37. See also the Transaction Fees and Charges table, page 8, and the Automatic Rider Benefits section, page 40.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
- Corporate purchasers; or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

Each fund deducts management fees from the amounts allocated to the funds. In addition, each fund deducts other expenses which may include service fees which are used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by an underlying fund. Fund redemption fees, if any, are separate and distinct from any transaction or periodic fees and charges deducted from your policy value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company, or its U.S. affiliates, receives from each of the funds or the funds' affiliates varying levels and types of revenue with respect to each of the funds available through the policy. In terms of the total dollar amounts received, the greatest amount of revenue comes from assets allocated to funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate, Directed Services, Inc., for example, but which are subadvised by unaffiliated third parties generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

Types of Revenue Received from Affiliated Funds. Affiliated funds are (a) funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate; and (b) funds managed by a company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds and/or their affiliates may include:
- Service fees that are deducted from fund assets; and
- Revenues which may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across ING businesses. For funds subadvised by unaffiliated third parties, once the subadviser has been paid, the adviser may share a portion of the remaining management fee with the company. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds. Revenues received from each of the unaffiliated funds or their affiliates are based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenue received by the company from unaffiliated funds and/or their affiliates may include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments may be used by us to finance distribution of the policy.

The three unaffiliated fund families which currently have funds offered through the policy, ranked according to total dollar amounts they paid to the company or its affiliates in 2005, are as follows:

- Fidelity® Variable Insurance Product Portfolios;
- American Funds Insurance Series; and
- Neuberger Berman AMT Portfolios®.

If the revenues received from affiliated funds were included in this list, payments to the company or its affiliates by ING Investments, LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to:

- Co-branded marketing materials;
- Targeted marketing sales opportunities;
- Training opportunities at meetings;
- Training modules for sales personnel; and
- Opportunity to host due diligence meetings for representatives and wholesalers.

Management personnel of the company and of its affiliated broker-dealers may receive additional compensation if the overall amount of investments in funds advised by company affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the policies and other products issued by the company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the policies.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $250,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

> In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."

It may be to your economic advantage to include part of your insurance coverage under a term rider. **See Important Information About Term Riders, page 39.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage. Changing the amount of your insurance coverage will generally not be allowed until after the first policy year. We reserve the right to limit a change in the amount of your insurance coverage during the first four policy years. The change will be effective on the next monthly processing date after we receive your written request or the next monthly processing date after underwriting approval (if required), whichever is later.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000 and may be permitted until any joint insured person exceeds age 85.

A coverage segment or segment is a block of insurance coverage. A requested increase in insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new surrender charge;
- New cost of insurance charges, guaranteed and current;
- A new monthly amount charge;
- A new incontestability period;
- A new suicide exclusion period; and
- A new minimum premium.

In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

You may not decrease the amount of your insurance coverage below $200,000. You cannot request a decrease in the amount of your insurance coverage more frequently than once every six months.

Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Decreases in insurance coverage may result in:
- Shortened basic and Supplemental Death Benefit Guarantee periods if the Survivorship Term Rider is attached;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

Decreases in insurance coverage will not result in reduced surrender or monthly amount charges.

We reserve the right to not approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 55.**

Death Benefit Qualification Test

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of the guideline premium test.

The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A of this prospectus.

Certain changes to a policy which uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the fixed account in order for the policy to continue to meet the federal income tax definition of life insurance.

Death Benefit Options

There are three death benefit options available under the base policy before age 100 of the younger joint insured persons. You choose the option you want when you apply for the policy, but you may change that choice after the fourth policy year.

Option 1. Under death benefit Option 1, the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

Option 2. Under death benefit Option 2, the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as the policy value varies.

Option 3. Under death benefit Option 3, the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit.

After age 100 of the younger of the joint insured persons, the base death benefit under all options will generally be your policy value.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2. If you require a specific death benefit which would include a return of the premium paid, such as under an employer sponsored benefit plan, Option 3 may best meet your needs.

Changing Death Benefit Options. After the fourth policy year, you may change from death benefit Option 1 to Option 2, from death benefit Option 2 to Option 1 and, currently, from death benefit Option 3 to Option 1. Changes to death benefit Option 3 are not allowed after your policy is issued. Evidence of insurability is currently not required for death benefit option changes, but we reserve the right to require such evidence in the future.

> In the policy form, death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A"; death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B"; and death benefit "Option 3" is referred to as the "Face Amount Plus Premium Amount Option" or "Option C."

Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

Change From:	Change To:	Insurance Coverage Following the Change:
Option 1	Option 2	• Your insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	• Your insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have added the Survivorship Term Rider to your policy. **See Four-Year Term Insurance Rider, page 37; Survivorship Term Rider, page 38.**

If your death benefit option is changed to Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your policy value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the surviving joint insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:

- Your base death benefit; plus
- The amount of any rider benefits; minus
- Any outstanding policy loan with accrued loan interest; minus
- Any outstanding fees and charges incurred before the surviving joint insured person's death.

The death benefit is calculated as of the surviving joint insured person's death and will vary depending on the death benefit option you have chosen.

Death Benefit Guarantees

The policy has two death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the death benefit guarantees are:

- During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the Basic or Supplemental Death Benefit Guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the 15 years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and
- To the extent the surrender value declines due to poor investment performance of the funds underlying the subaccounts of the variable account or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, the Basic Death Benefit Guarantee may be necessary in later policy years to avoid lapse of the policy.

Basic Death Benefit Guarantee. The Basic Death Benefit Guarantee is standard on every policy. It provides a guarantee that your policy will not lapse during the guarantee period, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. Your policy will specify the guarantee period. The death benefit guarantee period depends on the issue ages and risk classes of the joint insured persons, the death benefit option chosen and any additional insurance benefits attached by rider. Certain policy changes may also change the death benefit guarantee period. There is no charge for this guarantee.

You should consider the following factors in relation to the Basic Death Benefit Guarantee:

- The amount of the minimum premium for your policy will be set forth in your policy (**see Premium Payments, page 22)**;
- The minimum premium for your policy is based on monthly rates that vary according to each insured person's gender, risk class and age;
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the Basic Death Benefit Guarantee by doing so;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the Basic Death Benefit Guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 52**).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the Basic Death Benefit Guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the Basic Death Benefit Guarantee will terminate.

You may reinstate the Basic Death Benefit Guarantee during the first five policy years, provided that you pay additional premium equal to:

- The sum of the minimum premium due since the policy date, including the minimum premium for the current monthly processing date; minus
- The sum of all premium paid minus any partial withdrawals and loans taken.

The amount necessary to reinstate the Basic Death Benefit Guarantee may exceed the amount needed to create sufficient surrender value to pay any periodic fees and charges due each month.

Lifetime Death Benefit Guarantee. The lifetime death benefit guarantee is an optional rider benefit that may be available on new policies issued on or after the later of February 20, 2006, or the date the rider is approved in your state. You may add this rider only when you apply for the policy. There is no charge for this rider guarantee. **See Optional Rider Benefits - Lifetime Death Benefit Guarantee Rider, page 38.**

Supplemental Death Benefit Guarantee. The Supplemental Death Benefit Guarantee is standard on every policy. There is no charge for this guarantee. **See Supplemental Death Benefit Guarantee Rider, page 42.**

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:

- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. *Adding or canceling riders may have tax consequences*. **See Modified Endowment Contracts, page 55. See also, Important Information About Term Riders, page 39.**

Additional Insured Rider. The Additional Insured Rider provides level term coverage to age 100 on either of the joint insured persons. You may apply for this rider only when you apply for the base policy. The minimum amount of coverage under this rider is $100,000. The maximum amount of coverage under this rider is the amount of insurance coverage selected under the base policy plus the amount of Survivorship Term Rider coverage, if any.

You should consider the following factors when deciding whether to add the Additional Insured Rider to your policy:
- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, page 11**);
- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additionally, before age 75 you can convert the coverage under this rider to any other whole life policy we offer at the time. No evidence of insurability will be required for the new whole life policy, and the premiums and cost of insurance charges for this new policy will be based on the insured person's age at the time of conversion.

Four-Year Term Insurance Rider. This term insurance rider provides a four year, level term insurance benefit if the surviving joint insured person dies during the first four policy years. You may apply for this rider only when you apply for the base policy. The minimum amount of coverage under this rider is $250,000. The maximum amount of coverage under this rider is 125 percent of the total amount of insurance coverage selected under the base policy plus the amount of Survivorship Term Rider coverage, if any.

You should consider the following factors when deciding whether to add the Four Year Term Insurance Rider to your policy:
- The current cost of insurance rates for this rider are generally less than those for the base policy (**see Optional Rider Fees and Charges table, page 11**);
- The policy's monthly amount charge applies to coverage under this rider; and
- This rider does not have a surrender charge.

Lifetime Death Benefit Guarantee Rider. The Lifetime Death Benefit Guarantee Rider provides a guarantee that your policy will not lapse during the surviving joint insured's lifetime, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of lifetime death benefit guarantee premium payments to the next monthly processing date. There is no charge for this rider.

You should consider the following factors when deciding whether to add the Lifetime Death Benefit Guarantee Rider to your policy:
- You may add this rider only when you apply for the base policy;
- The lifetime death benefit guarantee period begins at the end of the basic death benefit guarantee period;
- The minimum premium for this rider will be set forth in your policy;
- The minimum premium for this rider is based on monthly rates that vary according to the younger joint insured person's gender, risk class and age;
- Adding this rider to your policy will not result in a higher premium than would otherwise be required to keep the policy in force.
- This rider cannot be added to a policy with death benefit Option 3; and
- Even if the lifetime death benefit guarantee terminates, your policy will not necessarily lapse (**see *Termination of Coverage* - Lapse, page 52**).

If you have not paid enough premium to maintain the lifetime death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep this extended death benefit guarantee in force. If we do not receive the required premium payment by the next monthly processing date, the lifetime death benefit guarantee will terminate. If this rider terminates, it cannot be reinstated.

This rider is available on new policies issued on or after the later of February 20, 2006, or the date the rider is approved in your state. This benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Survivorship Term Rider. Provides a level term insurance benefit payable on the death of the surviving joint insured person if death occurs prior to age 100 of the younger joint insured person. The minimum amount of coverage under this rider is $100,000. The maximum amount of coverage under this rider is six times the total amount of insurance coverage selected under the base policy.

You should consider the following factors when deciding whether to add the Survivorship Term Rider to your policy:
- The current cost of insurance rates for this rider are generally less than those for the base policy (**see Optional Rider Fees and Charges table, page 11**);
- The policy's periodic fees and charges do not apply to coverage under this rider;
- This rider does not have a surrender charge; and
- The rider will shorten the basic and Supplemental Death Benefit Guarantee periods of the base policy.

After the tenth policy year, you can transfer your coverage under this rider to your base policy without evidence of insurability if your base death benefit is equal to your policy value multiplied by the appropriate factor described in Appendix A. Cost of insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment. No surrender charge or monthly amount charge will apply to this new coverage segment of the base policy.

Important Information about the Term Riders

It may be to your economic advantage to include all or part of your insurance coverage under a term rider. Working with your agent, consider the following factors when deciding whether to include coverage under a term rider and in what proportion to the total amount of coverage under your policy.

Cost of Insurance and Other Fees and Charges. The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy's cash value. Accordingly, please be aware that:
- The current cost of insurance rates for coverage under a term rider are generally less than the current cost of insurance rates for coverage under the base policy;
- The guaranteed maximum cost of insurance rates for coverage under a term rider are generally more than the guaranteed maximum cost of insurance rates for coverage under the base policy during the first 20 policy years and the same thereafter; and
- Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under a term rider.

Features and Benefits. Certain features and benefits are limited or unavailable if you have term rider coverage, including:
- Death Benefit Guarantees.

Compensation. We generally pay more compensation to your agent on premiums paid for coverage under the base policy than we do on premiums paid for coverage under a term rider. **See *Distribution of the Policies*, page 64.**

With these factors in mind, you should discuss with your agent how the use of a term rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and term rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the base policy or a term rider, and you should read the policy and the Four-Year Term Insurance Rider and Survivorship Term Rider carefully to fully understand their benefits and limitations.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. **See Rider Fees and Charges, page 28.**

Full Death Benefit Rider. The Full Death Benefit Rider changes how we calculate the death benefit after age 100 of the younger joint insured person. Under this rider the death benefit after age 100 of the younger joint insured person will continue to be calculated under the death benefit option in effect. However, at age 100 of the younger joint insured person we will:

- Transfer your variable account value to the fixed account;
- Terminate dollar cost averaging and automatic rebalancing programs; and
- We will not deduct any further monthly cost of insurance charges.

There is no charge for this rider. This rider benefit will automatically be added to new policies issued on or after May 1, 2006, that have attached Lifetime Death Benefit Guarantee Riders. It may be added to policies issued prior to May 1, 2006, provided the Lifetime Death Benefit Guarantee Rider is in force.

The tax consequences of coverage continuing after the younger joint insured person reaches age 100 are uncertain. You should consult a qualified tax adviser as to those consequences. See Continuation of a Policy, page 57.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit you may exercise to guarantee that your policy will not lapse even if your surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges when due. You may exercise this benefit by written request if all of the following conditions are met:

- At least 15 policy years have elapsed since your policy date;
- The younger joint insured is at least age 75;
- Your loan account value is equal to or greater than the amount of insurance coverage selected under the base policy plus the amount of term insurance rider coverage, if any;
- Your loan account value less any unearned loan interest does not exceed your policy value less the transaction charge for this rider **(see Loan Account Value, page 45; see also Loan Interest, page 45)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 55);** and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Death Benefit Qualification Test, page 32)**.

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:

- On the monthly processing date on or next following the date we receive your request to exercise this rider:
  > We will assess a one time transaction charge. This charge equals 3.50% of your policy value **(see Transaction Fees and Charges table above)**;
  > If another death benefit option is in effect, the death benefit option will automatically be changed to death benefit Option 1 **(see Death Benefit Options, page 33)**;
  > Amounts allocated to the subaccounts of the variable account will be transferred to the fixed account;
  > All optional benefit riders will be terminated; and
  > The amount of insurance coverage after exercise of this rider will equal your policy value (less the transaction charge) multiplied by the guideline premium test factor described in Appendix A.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  > We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  > You may not make any further premium payments;
  > Any unpaid loan interest will be added to your loan account balance;
  > You may not make any future transfers from the fixed account to the subaccounts of the variable account;
  > You may not add any additional benefits by rider in the future; and
  > You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider is available on new policies issued on or after the later of February 20, 2006, or the date the rider is approved in your state. This benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Policy Split Option Rider. The Policy Split Option Rider allows you, under certain circumstances, the opportunity to exchange your policy for two single life insurance policies. One single life policy will be issued on the life of each joint insured person. The new single life policies will be subject to the minimum and maximum coverage amounts and issue ages for the plan of insurance chosen. We may require evidence of insurability.

Unless law requires otherwise, you may use the policy split option within 90 days of the occurrence of any of the following events:

- A final divorce decree regarding the marriage of the joint insured persons;
- A dissolution of a business partnership of the joint insured persons; or
- A change in the federal estate tax laws which results in either:
  > Elimination of the unlimited marital deduction; or
  > A reduction by at least 50% the estate taxes payable upon death.

You should consider the following factors before requesting to exercise the policy split option:

- On the effective date of the policy split, the available death benefit under your policy will be divided between the two new single life policies. The death benefit of each new single life policy cannot be greater than 50% of the base policy's death benefit, not including riders;
- You may take less than the maximum death benefit amount available. If the total death benefit for the two new single life insurance policies is less than the total death benefit under the one policy before the split, there may be a surrender charge;
- On the effective date of the policy split, the policy value of the base policy will be divided equally and each portion will be applied as premiums to each of the new single life policies;
- The premiums for the new single life policies will be based on the age and risk class of each joint insured person on the effective date of the policy split. Premiums will be due for each new policy under the terms of the new policy;
- The new policy owner will be the joint insured person whose life is insured under the new single life policy, unless specified otherwise;
- The beneficiary for each single life policy will be the beneficiary named for the base policy, unless specified otherwise; and
- Exercising the policy split option may be treated as a taxable transaction. Moreover, two single life insurance policies could be treated as modified endowment contracts. **See Taxation of Policy Splits, page 58.**

There is no charge for this rider.

The tax consequences of exercising the policy split option are uncertain. You should consult a qualified tax adviser as to those consequences. See Taxation of Policy Splits, page 58.

Supplemental Death Benefit Guarantee Rider. The Supplemental Death Benefit Guarantee Rider provides a guarantee that your policy will not lapse during the Supplemental Death Benefit Guarantee period if on each monthly processing date since the policy date your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to 40% of the sum of minimum monthly premium payments to the next monthly processing date. The supplemental guarantee period begins on the policy date and is equal to the death benefit guarantee period shown in your policy, multiplied by 40% and rounded to the lower whole number of policy years. The supplemental guarantee period may not exceed ten policy years. There is no charge for this guarantee.

You should consider the following factors in relation to the Supplemental Death Benefit Guarantee Rider:

- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the Supplemental Death Benefit Guarantee Rider by doing so;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the Supplemental Death Benefit Guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 52**).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the Supplemental Death Benefit Guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the Supplemental Death Benefit Guarantee will terminate. If the Supplemental Death Benefit Guarantee terminates, it cannot be reinstated.

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 20.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

Determining Values in the Subaccounts. The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

> In the policy form the "policy value" is referred to as the "Accumulation Value," the "fixed account value" is referred to as the "Fixed Accumulation Value," and the "variable account value" is referred to as the "Variable Accumulation Value."

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your variable account value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on the investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date; multiplied by
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:

- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

When you take a loan from your policy we transfer your loan amount to the loan account as collateral for your loan. Your loan amount includes interest payable in advance to the next policy anniversary. The loan account is part of our general account and we charge interest on amounts held in the loan account. Your loan account value is equal to your outstanding loan amount plus any interest credited on the loan account value. **See Loans, page 45**.

> In the policy form the "loan account value" is referred to as the "Loan Amount."

Special Features and Benefits

Loans

You may borrow money from us by using your policy as collateral for the loan. We reserve the right to limit borrowing during the first policy year. Unless state law requires otherwise, a new loan amount must be at least $500, and the amount you may borrow is limited to 90% of the surrender value of your policy. At the older joint insured person's age 65, we currently allow you to borrow up to 100% of the surrender value.

When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to our Customer Service Center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest we credit is allocated to the subaccounts and fixed account in the same proportion as your current premium allocation unless you tell us otherwise.

We also charge interest on loans. The annual interest rate charged is currently 4.76%.

After the tenth policy year, the annual interest rate which we charge will be reduced to 2.91% (guaranteed not to exceed 3.38%) for that portion of the loan amount that is not greater than:

- Your variable account value plus your fixed account value; minus
- The sum of all premiums paid minus all partial withdrawals.

Loans with this reduced interest rate are preferred loans. This reduced interest rate may change at any time but is guaranteed not to exceed 3.38%.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:

- Your policy lapses;
- You surrender your policy; or
- You repay your loan.

Loan Repayment. You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan. Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:

- If you do not make loan repayments your policy could lapse because your surrender value may not be enough to pay your fees and charges each month;
- A loan may cause the termination of the death benefit guarantees because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you do not repay your loan we will deduct any outstanding loan amount from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits,* page 55.**

Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. Transfers are subject to any conditions or limits that we or the funds whose shares are involved may impose, including:

- You may generally not make transfers until after the fifteenth day following your policy date **(see Allocation of Net Premium, page 23)**;
- We reserve the right to limit you to 12 transfers each policy year;
- Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25 for each transfer; and
- We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the subaccounts of the variable account are subject to the following additional restrictions:

- Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
- You may only transfer up to 50% of your fixed account value unless the balance, after the transfer, would be less than $1,000 in which event you may transfer your full fixed account value; and
- Your transfer must be at least the lesser of $500 or your total fixed account value.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime your policy value less the loan account value is at least $5,000 you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the subaccounts to one or more of the other subaccounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:
- We receive a request to begin an automatic rebalancing program;
- The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
- The specified transfer amount from any subaccount is more than the variable account value in that subaccount.

Automatic Rebalancing. Anytime your policy value less the loan account value is at least $10,000 you may elect automatic rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:
- We receive a request to transfer policy values among the investment options;
- We receive a request to begin a dollar cost averaging program;
- The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
- The sum of your variable and fixed account values is less than $7,500 on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other policy owners.

If we determine that you have violated our excessive trading policy, we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and will extend to other company variable life insurance policies and variable annuity contracts that you own. It may be extended to other variable policies and contracts that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your policy or another owner's variable policy or contract, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one policy owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs (including reoccurring rebalancing transactions under corporate owned policies) and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of a fund's shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Conversion to a Guaranteed Policy. During the first two policy years and the first two years after an increase in the amount of your insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allowed each policy year during policy years two through ten and 12 each policy year thereafter. A partial withdrawal must be at least $500. In policy years two through 15, you may not withdraw more than 20% of your surrender value.

We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. **See Partial Withdrawal Fee, page 22.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. For purposes of determining these proportions, we will not include any outstanding loan account value.

Unless you request otherwise, proceeds from a partial withdrawal generally will be paid into an interest bearing account which you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 63.**

Effects of a Partial Withdrawal. We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by an amount equal to the factor from the definition of life insurance factors described in Appendix A multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantees because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantees.

If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. **See Cost of Insurance, page 26.**

If death benefit Option 2 or Option 3 is in effect, a partial withdrawal will not affect the amount of insurance coverage.

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $250,000.

A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. **See *Tax Status of the Policy,* page 54.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value any time after the free look period while the surviving joint insured person is alive. Your surrender value is your policy value minus any surrender charge, loan amount and unpaid fees and charges.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy at our Customer Service Center. All insurance coverage ends on the date we receive your surrender request and policy.

Unless you request otherwise, we will deposit your surrender value into an interest bearing account which you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 63.**

Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits,* page 55.**

> In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:

- A death benefit guarantee is in effect; or
- Your surrender value is enough to pay the periodic fees and charges when due.

Grace Period. If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse will without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the surviving joint insured person dies during the grace period, we do pay death benefit proceeds to your beneficiaries with reductions for your loan amount and periodic fees and charges owed.

During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the basic and Supplemental Death Benefit Guarantees) for the policy not to lapse.

If your policy lapses, any distribution of policy value may be subject to current taxation. See *Distributions Other than Death Benefits,* **page 55.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence satisfactory to us that each joint insured person, or surviving joint insured person, is still insurable and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A lapsed Basic Death Benefit Guarantee cannot, unless otherwise allowed under state law, be reinstated after the fifth policy year. A lapsed Supplemental Death Benefit Guarantee cannot be reinstated.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a qualified adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 55.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of the guideline premium test. **See Death Benefit Qualification Test, page 32**. If your variable life policy does not satisfy this test, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits,* page 55.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 guideline premium test, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A qualified tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain, if any, taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (1) made on or after the date on which the taxpayer attains age 59½; (b) which are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a qualified tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (a loan where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Continuation of a Policy

The tax consequences of continuing the policy after younger joint insured person reaches age 100 are unclear. For example, in certain situations it is possible that after the younger joint insured person reaches age 100, the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after the younger joint insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy, an endowment or annuity contract. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your qualified tax adviser.

Taxation of Policy Splits

The Policy Split Option Rider permits a policy to be split into two single life policies upon the occurrence of:
- A divorce of the joint insured persons;
- Certain changes in federal estate tax law; or
- Dissolution of business conducted or owned by the joint insured persons.

Using the Policy Split Option Rider could have adverse tax consequences. Before you exercise the policy split option, it is important that you consult with a qualified tax adviser regarding the possible tax consequences.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at each joint insured person's age (stated in your policy schedule) based on the age at the last birthday as of the policy date. On the policy date, both joint insured person's ages can generally be no more than age 85. Average age under the policy means the sum of each joint insured person's age divided by two and rounded to the higher age.

We often use age to calculate rates, charges and values. We determine the joint insured persons' ages at a given time by adding the number of completed policy years to the ages calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits before the death of the surviving joint insured. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the surviving joint insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the surviving joint insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the surviving joint insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries before the death of the surviving joint insured person. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See** *Other Tax Matters,* **page 57.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See** *Other Tax Matters,* **page 57.**

Incontestability

After your policy has been in force and both joint insured persons are alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

> In the policy form the "policy date" is referred to as the "Issue Date."

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if any joint insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the joint insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the surviving joint insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If any joint insured person commits suicide (while sane or insane) within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:

- The total premium we receive to the time of death; minus
- Outstanding loan amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if any joint insured person commits suicide (while sane or insane) within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 52. See also Premium Payments Affect Your Coverage, page 22.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the subaccounts as of the valuation date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of the surviving joint insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Unless you request otherwise, we generally pay death benefit proceeds, surrender value and partial withdrawals into an interest bearing account which may be accessed by you or the beneficiary, as applicable, through a checkbook feature. This interest bearing account is backed by our general account, and the checkbook feature may be used to access the payment at any time without penalty.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the surviving joint insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the surviving joint insured person's death, we may require proof of the deceased surviving joint insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased surviving joint insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased surviving joint insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our Customer Service Center. Telephone privileges allow you or your agent/registered representative to call our Customer Service Center to:

- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue or limit this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 49.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:

- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election before the death of the surviving joint insured. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the surviving joint insured person's death.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25 and the total proceeds must be at least $2,500.

The following settlement options are available:
- **Option 1 -** The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 2 -** The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
- **Option 3** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 4 -** The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee; and
- **Option 5** - The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life**.**

Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

In determining amounts we pay under Options 3, 4 and 5, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. Interest earned on this account may be less than interest paid under other settlement options. **See Transaction Processing, page 63.**

Reports

Annual Statement. We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

Additional statements are available upon request. We may make a charge not to exceed $50 for each additional annual statement you request. **See Excess Annual Report Fee, page 26.**

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of each of the joint insured persons and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. We may make a charge not to exceed $50 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 26.**

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center at 1-877-886-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policies

The company's affiliate, ING America Equities, Inc., serves as the principal underwriter (distributor) for the policies. ING America Equities, Inc. was organized under the laws of the State of Colorado on September 27, 1993 and is registered as a broker/dealer with the SEC and the NASD. We pay ING America Equities, Inc. under a distribution agreement dated May 1, 2002. ING America Equities, Inc.'s principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2005, 2004 and 2003, the aggregate amount paid to ING America Equities, Inc. under our distribution agreement was $28,325,080, $31,102,593, and $24,581,359, respectively.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with us and ING America Equities, Inc., the principal underwriter/distributor of the policies. Under these selling agreements, we pay the broker/dealers for selling the policy, and part of that payment goes to your agent/registered representative.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions (which may include a portion for wholesaling commissions) and supplemental commissions.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average net policy value. The percentages we pay may vary depending on the particular payment option selected. The option with the largest percentage of target premium pays up to 90% of premium received up to target premium, 4.40% of premium received in excess of target premium, and 0.10% of the average net policy value (excluding any loan account value) beginning in the eleventh policy year. These percentages reflect the amounts we will pay in the first policy year and the percentages may decrease thereafter.

A portion of the base commission may be used to pay wholesaling commissions, which are based on a percentage of the cumulative target premium we receive for the policy and certain other designated insurance products issued by the company and/or its affiliates during a calendar year.

Supplemental commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of supplemental commissions which we will pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental commissions that we may pay is 43%.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under a term rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and term rider coverage for you.

In addition to these commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

- Marketing/distribution allowances based on the percentages of premium received and the aggregate commissions paid on certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans. These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives);
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits which may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay commissions, other amounts and the costs of all other incentives or training programs from our resources which include the policy's fees and charges.

The following list shows the top 25 selling firms that, during 2005, received the most, in the aggregate, from us in connection with the sale of all of our variable life insurance policies, ranked by total dollars received:

- ING Financial Partners, Inc.
- Linsco/Private Ledger Corp.
- Raymond James Financial Services, Inc.
- H. Beck, Inc.
- FFP Securities, Inc.
- Centaurus Financial, Inc.
- Securities America, Inc.
- Royal Alliance Associates, Inc.
- Wells Fargo Investments, LLC
- UBS Financial Services Inc.
- FSC Securities Corporation
- Associated Securities Corp.
- Securities Service Network, Inc.
- Cambridge Investment Research, Inc.
- Money Concepts Capital Corp.

- Financial Network Investment Corporation
- Commonwealth Financial Network
- NFP Securities, Inc.
- FSC Agency, Inc.
- Lincoln Financial Advisors Corporation
- Jefferson Pilot Securities Corporation
- Lincoln Investment Planning, Inc.
- AIG Financial Advisors Inc.
- First Allied Securities, Inc.
- InterSecurities, Inc.

Legal Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING America Equities, Inc. is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse affect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A
Definition of Life Insurance Factors

Guideline Premium Test Factors

Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 +	1.00
45	2.15	54	1.57	63	1.24	72	1.11		
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 - 90	1.05		

APPENDIX B

Funds Available Through the Variable Account

The following chart lists the funds that are currently available through the subaccounts of the variable account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating premium to the subaccounts which invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital.
American Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time.
American International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company	Seeks reasonable income.
ING AllianceBernstein Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Alliance Capital Management, L.P.	Seeks long-term growth of capital.
ING Evergreen Health Sciences Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Fidelity Management & Research Company	Seeks long-term growth of capital.
ING FMR^{SM} Earnings Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Fidelity Management & Research Company	Seeks growth of capital over the long term.
ING Global Resources Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J.P. Morgan Investment Management, Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Equity Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J.P. Morgan Investment Management, Inc.	Seeks capital growth over the long term.
ING JPMorgan Value Opportunities Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J. P. Morgan Investment Management, Inc.	Seeks to provide long-term capital appreciation.
ING Julius Baer Foreign Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Julius Baer Investment Management, LLC	Seeks long-term growth of capital.
ING Legg Mason Value Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Legg Mason Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital.
ING Lifestyle Aggressive Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital.
ING Lifestyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and some current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Lifestyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income.
ING Lifestyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and current income.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity. Inverts in a portfolio of high-quality, U.S. dollar denominated short-term debt securities that are determined by the subadviser to present minimal credit risks.
ING MarketPro Portfolio (Class I)	Investment Adviser: ING Investments, LLC.	Seeks capital appreciation and secondarily, income.
ING MarketStyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and some current income.
ING Market Style Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and low to moderate level of current income.
ING MarketStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and current income.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Mercury Large Cap Growth Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Mercury Advisors	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks capital growth and current income.
ING Oppenheimer Main Street Portfolio ® (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING Pioneer Fund Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Stock Index Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING UBS U.S. Allocation Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Growth and Income Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term growth of capital and income.
ING VP Index Plus International Equity Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Wells Fargo Small Cap Disciplined Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Wells Capital Management Inc.	Seeks long-term capital appreciation.
ING Baron Small Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	A *non-diversified* portfolio that seeks growth from capital appreciation.
ING Lord Abbett U.S. Government Securities Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Lord, Abbett & Co., LLC	Seeks high current income consistent with reasonable risk.
ING Neuberger Berman Partners Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Neuberger Berman Management, Inc.	Seeks capital growth.
ING Neuberger Berman Regency Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Neuberger Berman management, Inc.	Seeks capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Oppenheimer Global Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING PIMCO Total Return Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400) while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's Small Cap 600 Index (S&P 600) while maintaining a market level of risk.
ING VP Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consistent primarily of debt securities.
ING VP High Yield Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide investors with a high level of current income and total return.
ING VP Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: Clarion Real Estate Securities, L.P.	A *non-diversified* portfolio that seeks total return.
ING VP SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

* Prior to April 28, 2006, the Service Class shares of this fund were available through your variable life insurance policy. Effective April 28, 2006, the Institutional Class of fund shares will replace the Service Class of fund shares. Institutional Class shares have 0.25% lower total fund expenses than the Service Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

APPENDIX C

INFORMATION REGARDING SUBACCOUNT CLOSINGS

Effective April 28, 2006, we are closing to new investment the subaccounts which invest in the following funds:

- Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
- ING International Portfolio (Class S)
- ING Lord Abbett Affiliated Portfolio (Class I)
- ING Mercury Large Cap Value Portfolio (Class I)
- ING MFS Mid Cap Growth Portfolio (Class I)
- ING Van Kampen Equity Growth Portfolio (Class I)
- ING Van Kampen Real Estate Portfolio (Class I)
- ING American Century Large Company Value Portfolio (Initial Class)
- ING American Century Select Portfolio (Initial Class)
- ING American Century Small-Mid Cap Value Portfolio (Initial Class)
- ING Fundamental Research Portfolio (Initial Class)
- ING Legg Mason Aggressive Growth Portfolio (Initial Class)
- ING Strategic Allocation Conservative Portfolio (Class 1)
- ING Strategic Allocation Growth Portfolio (Class I)
- ING Strategic Allocation Moderate Portfolio (Class I)
- ING VP International Value Portfolio (Class I)
- ING VP MidCap Opportunities Portfolio (Class I)
- ING VP Value Opportunity Portfolio (Class I)

Policy owners who have policy value allocated to one or more of the subaccounts which correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount which corresponds to one of these funds, premium received after April 28, 2006, which would have been allocated to a subaccount corresponding to one of these funds will be allocated on a pro rata basis among all the other available subaccounts in which your policy value is allocated. If there are no other such subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. Your failure to provide us with alternative allocation instructions and our return of your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 52.**

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $50 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 26.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

> **Customer Service Center**
> **P.O. Box 5011**
> **2000 21st Avenue NW**
> **Minot, North Dakota 58703**
> **1-877-886-5050**
> **www.ingservicecenter.com**

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (http://www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-5850. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-47094.

940 Act File No. 811-04208
1933 Act file No. 333-47094

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

SELECT*LIFE VARIABLE ACCOUNT
OF
RELIASTAR LIFE INSURANCE COMPANY

Statement of Additional Information dated April 28, 2006

VARIABLE ACCUMULATION DESIGN[SM]
Survivorship Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Variable Accumulation Design[SM] prospectus dated April 28, 2006. The policy offered in connection with the prospectus is a flexible premium survivorship variable universal life insurance policy funded through the Select*Life Variable Account.

A free prospectus is available upon request by contacting the ReliaStar Life Insurance Company's customer service center at P.O. Box 5011, 2000 21st Avenue NW, Minot, North Dakota 58703, by calling 1-877-886-5050 or by accessing the SEC's website at http://www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our home office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We established the Select*Life Variable Account (the "variable account") on October 11, 1984, under the laws of the State of Minnesota for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available subaccounts of the variable account. Each subaccount invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. **See Fund Fees and Expenses, page 29, in the prospectus.**

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the subaccounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

Effective January 1, 2004, WSSI merged with Locust Street Securities, Inc. and changed its name to ING Financial Partners, Inc.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the subaccounts of the variable account and the funds available for investment through the subaccounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, ADMINISTRATIVE AND MORTALITY AND EXPENSE RISK CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the subaccounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a subaccount commenced operation. We will calculate such performance information based on the assumption that the subaccounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the subaccounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the subaccounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the subaccounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our customer service center at P.O. Box 5011, 2000 21st Avenue NY, Minot, ND 58703 or by calling 1-877-886-5050.

EXPERTS

The statements of assets and liabilities of the ReliaStar Select*Life Variable Account as of December 31, 2005, and the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, and the statutory-basis financial statements of ReliaStar Life Insurance Company as of December 31, 2005 and 2004, and for the years then ended, appearing in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2005, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory-basis financial statements of the company as of December 31, 2005 and 2004, and for the years then ended have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The statutory-basis financial statements of the company as of December 31, 2005 and 2004, and for the years then ended have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Minnesota Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

FINANCIAL STATEMENTS

ReliaStar Select*Life Variable Account

Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

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RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Financial Statements
Year ended December 31, 2005

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ReliaStar Life Insurance Company Select*Life Variable Account (the "Account") as of December 31, 2005, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Demographic Trends Fund - Series I Shares
The Alger American Funds:
  Alger American Growth Portfolio - Class O
  Alger American Leveraged AllCap Portfolio - Class O
  Alger American MidCap Growth Portfolio - Class O
  Alger American Small Capitalization Portfolio - Class O
American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth Income
    Fund - Class 2
  American Funds Insurance Series® International
    Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
ING Investors Trust:
  ING AIM Mid Cap Growth Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Class S
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Earnings Growth Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING International Portfolio - Service Class
  ING JPMorgan Small Cap Equity Portfolio - Institutional Class
  ING JPMorgan Value Opportunities
    Portfolio - Institutional Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities
    Portfolio - Institutional Class

ING Investors Trust (continued):
  ING Mercury Large Cap Growth Portfolio - Service Class
  ING Mercury Large Cap Value Portfolio - Institutional Class
  ING MFS Mid Cap Growth Portfolio - Institutional Class
  ING MFS Mid Cap Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Class I
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Equity Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Real Estate
    Portfolio - Institutional Class
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class
  ING American Century Select Portfolio - Initial Class
  ING American Century Small Cap Value Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Fundamental Research Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth Portfolio - Service
    Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I

ING Variable Portfolios, Inc.:
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Disciplined LargeCap Portfolio - Class I
  ING VP High Yield Bond Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
Janus Aspen Series:
  Janus Aspen Series International Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Large Cap Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Mid Cap Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Growth
    Portfolio - Institutional Shares

Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Growth Portfolio® - Class I
  Neuberger Berman AMT Limited Maturity Bond
    Portfolio® - Class I
  Neuberger Berman AMT Partners Portfolio® - Class I
  Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Pioneer Variable Contracts Trust:
  Pioneer Mid Cap Value VCT Portfolio - Class I
  Pioneer Small Cap Value VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Equity Portfolio
  Premier VIT OpCap Global Equity Portfolio
  Premier VIT OpCap Managed Portfolio
  Premier VIT OpCap Small Cap Portfolio
Putnam Variable Trust:
  Putnam VT Diversified Income Fund - Class IA Shares
  Putnam VT Growth and Income Fund - Class IA Shares
  Putnam VT International Growth Fund - Class IA Shares
  Putnam VT New Opportunities Fund - Class IA Shares
  Putnam VT Small Cap Value Fund - Class IA Shares
  Putnam VT Utilities Growth and Income Fund - Class IA Shares
  Putnam VT Voyager Fund - Class IA Shares

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company Select*Life Variable Account at December 31, 2005, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2006

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM V.I. Demographic Trends Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 6,005	$ 39,452	$ 25,866	$ 26,342	$ 12,835
Total assets	6,005	39,452	25,866	26,342	12,835
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 6,005	$ 39,452	$ 25,866	$ 26,342	$ 12,835
Total number of mutual fund shares	1,002,567	668,897	678,553	1,392,273	853,379
Cost of mutual fund shares	$ 5,018	$ 33,916	$ 24,221	$ 21,435	$ 11,854

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 119,867	$ 114,644	$ 112,885	$ 17,733	$ 7,183
Total assets	119,867	114,644	112,885	17,733	7,183
Liabilities					
Payable to related parties	-	1	1	-	-
Total liabilities	-	1	1	-	-
Net assets	$ 119,867	$ 114,643	$ 112,884	$ 17,733	$ 7,183
Total number of mutual fund shares	3,862,936	4,497,594	3,349,707	2,874,049	50,630
Cost of mutual fund shares	$ 75,797	$ 95,665	$ 92,430	$ 18,733	$ 6,451

The accompanying notes are an integral part of these financial statements.

4

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 21,869	$ 9,835	$ 1,002	$ 394	$ 113,310
Total assets	21,869	9,835	1,002	394	113,310
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 21,869	$ 9,835	$ 1,002	$ 394	$ 113,310
Total number of mutual fund shares	1,713,861	477,195	52,586	36,864	10,310,311
Cost of mutual fund shares	$ 22,267	$ 6,508	$ 975	$ 389	$ 110,117

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING International Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 1,117	$ 43,898	$ 4,116	$ 709	$ 36,407
Total assets	1,117	43,898	4,116	709	36,407
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,117	$ 43,898	$ 4,116	$ 709	$ 36,407
Total number of mutual fund shares	84,442	4,141,276	201,650	67,784	2,896,346
Cost of mutual fund shares	$ 1,111	$ 42,832	$ 3,600	$ 672	$ 35,266

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 41,346	$ 3,449	$ 3,984	$ 598	$ 51,757
Total assets	41,346	3,449	3,984	598	51,757
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 41,346	$ 3,449	$ 3,984	$ 598	$ 51,757
Total number of mutual fund shares	3,842,604	263,896	374,819	55,801	51,756,599
Cost of mutual fund shares	$ 40,348	$ 3,455	$ 3,629	$ 605	$ 51,757

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 221	$ 4,142	$ 31,000	$ 47	$ 12,707
Total assets	221	4,142	31,000	47	12,707
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 221	$ 4,142	$ 31,000	$ 47	$ 12,707
Total number of mutual fund shares	18,411	260,499	2,504,065	4,043	1,028,933
Cost of mutual fund shares	$ 204	$ 3,703	$ 28,317	$ 45	$ 11,883

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MFS Mid Cap Growth Portfolio - Institutional Class		ING MFS Total Return Portfolio - Institutional Class		ING MFS Utilities Portfolio - Institutional Class		ING MFS Utilities Portfolio - Service Class		ING Oppenheimer Main Street Portfolio® - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	2,910	$	1,911	$	1,796	$	661	$	78
Total assets		2,910		1,911		1,796		661		78
Liabilities										
Payable to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	2,910	$	1,911	$	1,796	$	661	$	78
Total number of mutual fund shares		241,070		104,629		160,088		58,977		4,459
Cost of mutual fund shares	$	2,562	$	1,952	$	1,839	$	665	$	75

The accompanying notes are an integral part of these financial statements.

9

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 27	$ 5,696	$ 89,735	$ 30,204	$ 7,513
Total assets	27	5,696	89,735	30,204	7,513
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 27	$ 5,696	$ 89,735	$ 30,204	$ 7,513
Total number of mutual fund shares	2,410	516,883	7,871,491	1,200,019	544,433
Cost of mutual fund shares	$ 26	$ 5,523	$ 80,984	$ 26,711	$ 7,346

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class	ING American Century Large Company Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 19	$ 22,799	$ 926	$ 8,716	$ 428
Total assets	19	22,799	926	8,716	428
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 19	$ 22,799	$ 926	$ 8,716	$ 428
Total number of mutual fund shares	1,882	1,923,977	34,190	280,168	30,065
Cost of mutual fund shares	$ 18	$ 19,005	$ 900	$ 7,409	$ 419

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING American Century Select Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,179	$ 917	$ 2,102	$ 2,427	$ 6,973
Total assets	1,179	917	2,102	2,427	6,973
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,179	$ 917	$ 2,102	$ 2,427	$ 6,973
Total number of mutual fund shares	124,929	77,882	129,653	266,653	497,379
Cost of mutual fund shares	$ 1,081	$ 981	$ 2,050	$ 2,456	$ 6,873

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 51,836	$ 305	$ 3,727	$ 304	$ 71,647
Total assets	51,836	305	3,727	304	71,647
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 51,836	$ 305	$ 3,727	$ 304	$ 71,647
Total number of mutual fund shares	3,658,162	30,539	341,297	6,834	8,282,907
Cost of mutual fund shares	$ 45,094	$ 308	$ 3,761	$ 266	$ 65,109

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class		ING Van Kampen Comstock Portfolio - Initial Class		ING Van Kampen Equity and Income Portfolio - Initial Class		ING VP Strategic Allocation Balanced Portfolio - Class I		ING VP Strategic Allocation Growth Portfolio - Class I	
Assets										
Investments in mutual funds										
at fair value	$	6,273	$	7,295	$	1,114	$	1,328	$	2,587
Total assets		6,273		7,295		1,114		1,328		2,587
Liabilities										
Payable to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	6,273	$	7,295	$	1,114	$	1,328	$	2,587
Total number of mutual fund shares		674,468		596,977		30,859		92,544		167,113
Cost of mutual fund shares	$	5,965	$	6,862	$	1,055	$	1,296	$	2,488

The accompanying notes are an integral part of these financial statements.

14

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 232	$ 1,764	$ 10,710	$ 9,190	$ 2,342
Total assets	232	1,764	10,710	9,190	2,342
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 232	$ 1,764	$ 10,710	$ 9,190	$ 2,342
Total number of mutual fund shares	17,496	114,428	573,039	550,986	169,078
Cost of mutual fund shares	$ 229	$ 1,610	$ 10,000	$ 8,722	$ 2,352

The accompanying notes are an integral part of these financial statements.

15

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 3,912	$ 31,244	$ 20,569	$ 935	$ 21,322
Total assets	3,912	31,244	20,569	935	21,322
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 3,912	$ 31,244	$ 20,569	$ 935	$ 21,322
Total number of mutual fund shares	1,291,926	2,454,397	2,717,155	62,559	1,201,943
Cost of mutual fund shares	$ 3,983	$ 26,218	$ 17,495	$ 905	$ 16,123

The accompanying notes are an integral part of these financial statements.

16

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Small Cap Value VCT Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 5,030	$ 299	$ 14,808	$ 1,495	$ 3,616
Total assets	5,030	299	14,808	1,495	3,616
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 5,030	$ 299	$ 14,808	$ 1,495	$ 3,616
Total number of mutual fund shares	387,789	21,651	1,171,520	100,298	223,371
Cost of mutual fund shares	$ 5,216	$ 282	$ 15,571	$ 1,117	$ 3,203

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Premier VIT OpCap Managed Portfolio	Putnam VT Diversified Income Fund - Class IA Shares	Putnam VT Small Cap Value Fund - Class IA Shares
Assets			
Investments in mutual funds			
at fair value	$ 13,756	$ 915	$ 9,517
Total assets	13,756	915	9,517
Liabilities			
Payable to related parties	-	-	-
Total liabilities	-	-	-
Net assets	$ 13,756	$ 915	$ 9,517
Total number of mutual fund shares	319,308	103,294	411,815
Cost of mutual fund shares	$ 11,437	$ 881	$ 7,651

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Demographic Trends Fund - Series I Shares	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O	Alger American MidCap Growth Portfolio - Class O	Alger American Small Capitalization Portfolio - Class O
Net investment income (loss)					
Income:					
Dividends	$ -	$ 106	$ -	$ -	$ -
Total investment income	-	106	-	-	-
Expenses:					
Mortality, expense risk and other charges	40	231	24	206	5
Total expenses	40	231	24	206	5
Net investment income (loss)	(40)	(125)	(24)	(206)	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	641	13,401	1,314	9,644	201
Capital gains distributions	-	-	-	1,551	-
Total realized gain (loss) on investments and capital gains distributions	641	13,401	1,314	11,195	201
Net unrealized appreciation (depreciation) of investments	(281)	(10,409)	(995)	(8,842)	(106)
Net realized and unrealized gain (loss) on investments	360	2,992	319	2,353	95
Net increase (decrease) in net assets resulting from operations	$ 320	$ 2,867	$ 295	$ 2,147	$ 90

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 227	$ 314	$ 335	$ 379	$ 313
Total investment income	227	314	335	379	313
Expenses:					
Mortality, expense risk and other charges	191	140	126	94	838
Total expenses	191	140	126	94	838
Net investment income (loss)	36	174	209	285	(525)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	367	179	108	419	2,979
Capital gains distributions	-	77	-	5	20
Total realized gain (loss) on investments and capital gains distributions	367	256	108	424	2,999
Net unrealized appreciation (depreciation) of investments	4,072	837	3,767	(305)	14,316
Net realized and unrealized gain (loss) on investments	4,439	1,093	3,875	119	17,315
Net increase (decrease) in net assets resulting from operations	$ 4,475	$ 1,267	$ 4,084	$ 404	$ 16,790

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1,951	$ 582	$ 2,674	$ 131	$ 837
Total investment income	1,951	582	2,674	131	837
Expenses:					
Mortality, expense risk					
and other charges	870	843	133	58	150
Total expenses	870	843	133	58	150
Net investment income (loss)	1,081	(261)	2,541	73	687
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,888	5,858	(27)	226	(305)
Capital gains distributions	4,287	-	-	-	505
Total realized gain (loss) on investments					
and capital gains distributions	10,175	5,858	(27)	226	200
Net unrealized appreciation					
(depreciation) of investments	(5,692)	(255)	(2,186)	(22)	(562)
Net realized and unrealized gain (loss)					
on investments	4,483	5,603	(2,213)	204	(362)
Net increase (decrease) in net assets					
resulting from operations	$ 5,564	$ 5,342	$ 328	$ 277	$ 325

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Money Market Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	ING AIM Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 112	$ 62	$ 7	$ -	$ -
Total investment income	112	62	7	-	-
Expenses:					
Mortality, expense risk					
and other charges	33	63	3	1	1
Total expenses	33	63	3	1	1
Net investment income (loss)	79	(1)	4	(1)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	721	118	2	4
Capital gains distributions	-	48	-	-	11
Total realized gain (loss) on investments					
and capital gains distributions	-	769	118	2	15
Net unrealized appreciation					
(depreciation) of investments	-	769	(26)	27	5
Net realized and unrealized gain (loss)					
on investments	-	1,538	92	29	20
Net increase (decrease) in net assets					
resulting from operations	$ 79	$ 1,537	$ 96	$ 28	$ 19

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Earnings Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING International Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 34	$ -	$ 77	$ 15	$ 13
Total investment income	34	-	77	15	13
Expenses:					
Mortality, expense risk					
and other charges	223	1	83	13	3
Total expenses	223	1	83	13	3
Net investment income (loss)	(189)	(1)	(6)	2	10
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	68	-	66	89	17
Capital gains distributions	-	-	98	78	26
Total realized gain (loss) on investments					
and capital gains distributions	68	-	164	167	43
Net unrealized appreciation					
(depreciation) of investments	3,193	6	1,066	470	3
Net realized and unrealized gain (loss)					
on investments	3,261	6	1,230	637	46
Net increase (decrease) in net assets					
resulting from operations	$ 3,072	$ 5	$ 1,224	$ 639	$ 56

The accompanying notes are an integral part of these financial statements.

23

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 2	$ -	$ 23
Total investment income	-	-	2	-	23
Expenses:					
Mortality, expense risk					
and other charges	125	80	10	19	3
Total expenses	125	80	10	19	3
Net investment income (loss)	(125)	(80)	(8)	(19)	20
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	266	-	116	48	(35)
Capital gains distributions	1,119	-	230	5	1
Total realized gain (loss) on investments					
and capital gains distributions	1,385	-	346	53	(34)
Net unrealized appreciation					
(depreciation) of investments	(347)	998	(6)	231	20
Net realized and unrealized gain (loss)					
on investments	1,038	998	340	284	(14)
Net increase (decrease) in net assets					
resulting from operations	$ 913	$ 918	$ 332	$ 265	$ 6

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Liquid Assets Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1,447	$ 4	$ -	$ -	$ 52
Total investment income	1,447	4	-	-	52
Expenses:					
Mortality, expense risk and other charges	340	2	17	7	54
Total expenses	340	2	17	7	54
Net investment income (loss)	1,107	2	(17)	(7)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	13	20	147	57
Capital gains distributions	-	-	-	-	393
Total realized gain (loss) on investments and capital gains distributions	-	13	20	147	450
Net unrealized appreciation (depreciation) of investments	-	(1)	439	(266)	2,683
Net realized and unrealized gain (loss) on investments	-	12	459	(119)	3,133
Net increase (decrease) in net assets resulting from operations	$ 1,107	$ 14	$ 442	$ (126)	$ 3,131

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 39
Total investment income	-	-	-	-	39
Expenses:					
Mortality, expense risk					
and other charges	-	90	11	6	10
Total expenses	-	90	11	6	10
Net investment income (loss)	-	(90)	(11)	(6)	29
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	26	35	66	43
Capital gains distributions	-	1	-	-	56
Total realized gain (loss) on investments					
and capital gains distributions	-	27	35	66	99
Net unrealized appreciation					
(depreciation) of investments	2	603	348	(372)	(93)
Net realized and unrealized gain (loss)					
on investments	2	630	383	(306)	6
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ 540	$ 372	$ (312)	$ 35

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 14	$ 3	$ -	$ -	$ -
Total investment income	14	3	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	4	1	-	-	10
Total expenses	4	1	-	-	10
Net investment income (loss)	10	2	-	-	(10)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4)	20	-	-	4
Capital gains distributions	36	9	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	32	29	-	-	4
Net unrealized appreciation					
(depreciation) of investments	(43)	(4)	3	1	173
Net realized and unrealized gain (loss)					
on investments	(11)	25	3	1	177
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ 27	$ 3	$ 1	$ 167

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 357	$ 76	$ -	$ -
Total investment income	-	357	76	-	-
Expenses:					
Mortality, expense risk					
and other charges	640	160	27	11	1
Total expenses	640	160	27	11	1
Net investment income (loss)	(640)	197	49	(11)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	613	151	7	126	-
Capital gains distributions	-	831	132	-	-
Total realized gain (loss) on investments					
and capital gains distributions	613	982	139	126	-
Net unrealized appreciation					
(depreciation) of investments	3,373	675	167	(225)	1
Net realized and unrealized gain (loss)					
on investments	3,986	1,657	306	(99)	1
Net increase (decrease) in net assets					
resulting from operations	$ 3,346	$ 1,854	$ 355	$ (110)	$ -

The accompanying notes are an integral part of these financial statements.

28

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Select Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 111	$ 1	$ 83	$ 4	$ -
Total investment income	111	1	83	4	-
Expenses:					
Mortality, expense risk					
and other charges	132	1	41	2	6
Total expenses	132	1	41	2	6
Net investment income (loss)	(21)	-	42	2	(6)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	166	3	185	-	7
Capital gains distributions	-	-	206	-	-
Total realized gain (loss) on investments					
and capital gains distributions	166	3	391	-	7
Net unrealized appreciation					
(depreciation) of investments	2,762	26	725	9	98
Net realized and unrealized gain (loss)					
on investments	2,928	29	1,116	9	105
Net increase (decrease) in net assets					
resulting from operations	$ 2,907	$ 29	$ 1,158	$ 11	$ 99

The accompanying notes are an integral part of these financial statements.

29

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 4	$ -	$ -	$ 35	$ 425
Total investment income	4	-	-	35	425
Expenses:					
Mortality, expense risk					
and other charges	2	5	1	35	211
Total expenses	2	5	1	35	211
Net investment income (loss)	2	(5)	(1)	-	214
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	2	-	52	258
Capital gains distributions	85	-	-	475	879
Total realized gain (loss) on investments					
and capital gains distributions	86	2	-	527	1,137
Net unrealized appreciation					
(depreciation) of investments	(64)	52	(29)	(121)	6,742
Net realized and unrealized gain (loss)					
on investments	22	54	(29)	406	7,879
Net increase (decrease) in net assets					
resulting from operations	$ 24	$ 49	$ (30)	$ 406	$ 8,093

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 47	$ -	$ -	$ -
Total investment income	6	47	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	1	13	4	1	-
Total expenses	1	13	4	1	-
Net investment income (loss)	5	34	(4)	(1)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(2)	51	2	(2)
Capital gains distributions	-	32	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	30	51	2	(2)
Net unrealized appreciation					
(depreciation) of investments	(3)	(34)	(32)	38	(10)
Net realized and unrealized gain (loss)					
on investments	(3)	(4)	19	40	(12)
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ 30	$ 15	$ 39	$ (12)

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Balanced Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 36	$ 1	$ 6
Total investment income	-	-	36	1	6
Expenses:					
Mortality, expense risk					
and other charges	207	11	19	4	3
Total expenses	207	11	19	4	3
Net investment income (loss)	(207)	(11)	17	(3)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	546	4	84	10	-
Capital gains distributions	555	-	213	1	-
Total realized gain (loss) on investments					
and capital gains distributions	1,101	4	297	11	-
Net unrealized appreciation					
(depreciation) of investments	6,538	308	(71)	44	32
Net realized and unrealized gain (loss)					
on investments	7,639	312	226	55	32
Net increase (decrease) in net assets					
resulting from operations	$ 7,432	$ 301	$ 243	$ 52	$ 35

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 18	$ -	$ 19	$ 27	$ 16
Total investment income	18	-	19	27	16
Expenses:					
Mortality, expense risk					
and other charges	9	1	41	40	19
Total expenses	9	1	41	40	19
Net investment income (loss)	9	(1)	(22)	(13)	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	-	28	18	16
Capital gains distributions	-	-	-	418	263
Total realized gain (loss) on investments					
and capital gains distributions	6	-	28	436	279
Net unrealized appreciation					
(depreciation) of investments	99	3	42	331	192
Net realized and unrealized gain (loss)					
on investments	105	3	70	767	471
Net increase (decrease) in net assets					
resulting from operations	$ 114	$ 2	$ 48	$ 754	$ 468

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Value Opportunity Portfolio - Class I	ING VP Disciplined LargeCap Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MagnaCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 21	$ 253	$ 780	$ 28
Total investment income	-	21	253	780	28
Expenses:					
Mortality, expense risk					
and other charges	1	17	27	216	11
Total expenses	1	17	27	216	11
Net investment income (loss)	(1)	4	226	564	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	713	19	1,260	222
Capital gains distributions	-	-	-	2,014	217
Total realized gain (loss) on investments					
and capital gains distributions	-	713	19	3,274	439
Net unrealized appreciation					
(depreciation) of investments	(10)	(580)	(226)	(1,306)	(288)
Net realized and unrealized gain (loss)					
on investments	(10)	133	(207)	1,968	151
Net increase (decrease) in net assets					
resulting from operations	$ (11)	$ 137	$ 19	$ 2,532	$ 168

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Janus Aspen Series International Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 12	$ -	$ 187	$ 206
Total investment income	-	12	-	187	206
Expenses:					
Mortality, expense risk and other charges	127	12	140	25	134
Total expenses	127	12	140	25	134
Net investment income (loss)	(127)	-	(140)	162	72
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	332	16	1,362	(18)	9,734
Capital gains distributions	-	-	-	22	-
Total realized gain (loss) on investments and capital gains distributions	332	16	1,362	4	9,734
Net unrealized appreciation (depreciation) of investments	1,636	30	423	(79)	(5,697)
Net realized and unrealized gain (loss) on investments	1,968	46	1,785	(75)	4,037
Net increase (decrease) in net assets resulting from operations	$ 1,841	$ 46	$ 1,645	$ 87	$ 4,109

The accompanying notes are an integral part of these financial statements.

35

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 419
Total investment income	-	-	-	-	419
Expenses:					
Mortality, expense risk					
and other charges	3	67	98	-	91
Total expenses	3	67	98	-	91
Net investment income (loss)	(3)	(67)	(98)	-	328
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	12	7,764	6,343	1	(199)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	12	7,764	6,343	1	(199)
Net unrealized appreciation					
(depreciation) of investments	(91)	(10,060)	(8,020)	17	(21)
Net realized and unrealized gain (loss)					
on investments	(79)	(2,296)	(1,677)	18	(220)
Net increase (decrease) in net assets					
resulting from operations	$ (82)	$ (2,363)	$ (1,775)	$ 18	$ 108

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Neuberger Berman AMT Partners Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Pioneer Small Cap Value VCT Portfolio - Class I	Premier VIT OpCap Equity Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 13	$ -	$ 25
Total investment income	-	-	13	-	25
Expenses:					
Mortality, expense risk					
and other charges	5	7	17	15	29
Total expenses	5	7	17	15	29
Net investment income (loss)	(5)	(7)	(4)	(15)	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	224	57	354	147	1,275
Capital gains distributions	-	4	242	76	-
Total realized gain (loss) on investments					
and capital gains distributions	224	61	596	223	1,275
Net unrealized appreciation					
(depreciation) of investments	(106)	35	(440)	69	(1,136)
Net realized and unrealized gain (loss)					
on investments	118	96	156	292	139
Net increase (decrease) in net assets					
resulting from operations	$ 113	$ 89	$ 152	$ 277	$ 135

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Premier VIT OpCap Global Equity Portfolio	Premier VIT OpCap Managed Portfolio	Premier VIT OpCap Small Cap Portfolio	Putnam VT Diversified Income Fund - Class IA Shares	Putnam VT Growth and Income Fund - Class IA Shares
Net investment income (loss)					
Income:					
Dividends	$ 19	$ 164	$ -	$ 75	$ 786
Total investment income	19	164	-	75	786
Expenses:					
Mortality, expense risk					
and other charges	28	97	134	7	239
Total expenses	28	97	134	7	239
Net investment income (loss)	(9)	67	(134)	68	547
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	875	428	3,176	-	11,046
Capital gains distributions	-	444	3,672	-	-
Total realized gain (loss) on investments					
and capital gains distributions	875	872	6,848	-	11,046
Net unrealized appreciation					
(depreciation) of investments	(751)	(321)	(7,945)	(44)	(10,858)
Net realized and unrealized gain (loss)					
on investments	124	551	(1,097)	(44)	188
Net increase (decrease) in net assets					
resulting from operations	$ 115	$ 618	$ (1,231)	$ 24	$ 735

The accompanying notes are an integral part of these financial statements.

38

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Putnam VT International Growth Fund - Class IA Shares	Putnam VT New Opportunities Fund - Class IA Shares	Putnam VT Small Cap Value Fund - Class IA Shares	Putnam VT Utilities Growth and Income Fund - Class IA Shares	Putnam VT Voyager Fund - Class IA Shares
Net investment income (loss)					
Income:					
Dividends	$ 18	$ 128	$ 593	$ 28	$ 718
Total investment income	18	128	593	28	718
Expenses:					
Mortality, expense risk and other charges	6	199	63	7	426
Total expenses	6	199	63	7	426
Net investment income (loss)	12	(71)	530	21	292
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	387	10,695	700	505	16,105
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	387	10,695	700	505	16,105
Net unrealized appreciation (depreciation) of investments	(339)	(9,466)	(595)	(390)	(16,129)
Net realized and unrealized gain (loss) on investments	48	1,229	105	115	(24)
Net increase (decrease) in net assets resulting from operations	$ 60	$ 1,158	$ 635	$ 136	$ 268

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Demographic Trends Fund - Series I Shares	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O	Alger American MidCap Growth Portfolio - Class O
Net assets at January 1, 2004	$ 5,725	$ 48,812	$ 5,136	$ 33,569
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(349)	(36)	(261)
Net realized gain (loss) on investments and capital gains distributions	277	(387)	291	1,770
Net unrealized appreciation (depreciation) of investments	229	2,900	100	2,949
Net increase (decrease) in net assets from operations	466	2,164	355	4,458
Changes from principal transactions:				
Premiums	1,482	8,986	1,248	6,552
Surrenders and withdrawals	(203)	(2,388)	(191)	(1,654)
Policy loans	(43)	(362)	(37)	(283)
Death benefits	(10)	(174)	(3)	(88)
Transfers between Divisions (including fixed account), net	(129)	(4,402)	(945)	1,826
Contract charges	(558)	(4,024)	(434)	(2,807)
Increase (decrease) in net assets derived from principal transactions	539	(2,364)	(362)	3,546
Total increase (decrease) in net assets	1,005	(200)	(7)	8,004
Net assets at December 31, 2004	6,730	48,612	5,129	41,573
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(125)	(24)	(206)
Net realized gain (loss) on investments and capital gains distributions	641	13,401	1,314	11,195
Net unrealized appreciation (depreciation) of investments	(281)	(10,409)	(995)	(8,842)
Net increase (decrease) in net assets from operations	320	2,867	295	2,147
Changes from principal transactions:				
Premiums	1,069	5,336	795	4,449
Surrenders and withdrawals	(344)	(1,952)	(188)	(1,562)
Policy loans	(45)	(444)	(19)	(366)
Death benefits	(9)	(80)	(1)	(78)
Transfers between Divisions (including fixed account), net	(1,248)	(51,809)	(5,743)	(44,197)
Contract charges	(468)	(2,530)	(268)	(1,966)
Increase (decrease) in net assets derived from principal transactions	(1,045)	(51,479)	(5,424)	(43,720)
Total increase (decrease) in net assets	(725)	(48,612)	(5,129)	(41,573)
Net assets at December 31, 2005	$ 6,005	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Alger American Small Capitalization Portfolio - Class O	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net assets at January 1, 2004	$ 8,576	$ 2,524	$ 1,757	$ 1,513
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	(31)	48	76
Net realized gain (loss) on investments and capital gains distributions	1,251	48	48	32
Net unrealized appreciation (depreciation) of investments	(523)	1,297	698	1,017
Net increase (decrease) in net assets from operations	695	1,314	794	1,125
Changes from principal transactions:				
Premiums	835	3,061	2,647	1,563
Surrenders and withdrawals	(264)	(129)	(124)	(74)
Policy loans	(43)	(32)	(16)	(24)
Death benefits	(17)	(2)	(2)	(2)
Transfers between Divisions (including fixed account), net	(8,460)	9,845	7,606	6,495
Contract charges	(400)	(686)	(508)	(411)
Increase (decrease) in net assets derived from principal transactions	(8,349)	12,057	9,603	7,547
Total increase (decrease) in net assets	(7,654)	13,371	10,397	8,672
Net assets at December 31, 2004	922	15,895	12,154	10,185
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	36	174	209
Net realized gain (loss) on investments and capital gains distributions	201	367	256	108
Net unrealized appreciation (depreciation) of investments	(106)	4,072	837	3,767
Net increase (decrease) in net assets from operations	90	4,475	1,267	4,084
Changes from principal transactions:				
Premiums	51	7,463	6,283	3,590
Surrenders and withdrawals	(31)	(648)	(394)	(598)
Policy loans	14	(80)	(74)	(32)
Death benefits	-	(105)	(88)	(83)
Transfers between Divisions (including fixed account), net	(1,015)	14,370	8,159	10,436
Contract charges	(31)	(1,918)	(1,441)	(1,240)
Increase (decrease) in net assets derived from principal transactions	(1,012)	19,082	12,445	12,073
Total increase (decrease) in net assets	(922)	23,557	13,712	16,157
Net assets at December 31, 2005	$ -	$ 39,452	$ 25,866	$ 26,342

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Equity- Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net assets at January 1, 2004	$ 17,320	$ 88,758	$ 113,438	$ 126,812
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	330	(445)	843	(645)
Net realized gain (loss) on investments and capital gains distributions	(459)	2,106	10,074	(507)
Net unrealized appreciation (depreciation) of investments	827	11,573	1,038	4,009
Net increase (decrease) in net assets from operations	698	13,234	11,955	2,857
Changes from principal transactions:				
Premiums	-	12,179	11,752	13,109
Surrenders and withdrawals	(1,199)	(5,144)	(6,199)	(7,138)
Policy loans	(164)	(871)	(1,182)	(1,111)
Death benefits	(53)	(376)	(456)	(340)
Transfers between Divisions (including fixed account), net	(579)	3,071	1,453	(3,750)
Contract charges	(948)	(6,639)	(7,441)	(8,241)
Increase (decrease) in net assets derived from principal transactions	(2,943)	2,220	(2,073)	(7,471)
Total increase (decrease) in net assets	(2,245)	15,454	9,882	(4,614)
Net assets at December 31, 2004	15,075	104,212	123,320	122,198
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	285	(525)	1,081	(261)
Net realized gain (loss) on investments and capital gains distributions	424	2,999	10,175	5,858
Net unrealized appreciation (depreciation) of investments	(305)	14,316	(5,692)	(255)
Net increase (decrease) in net assets from operations	404	16,790	5,564	5,342
Changes from principal transactions:				
Premiums	1	11,988	10,458	10,997
Surrenders and withdrawals	(932)	(6,547)	(7,460)	(8,549)
Policy loans	(100)	(1,176)	(1,224)	(1,496)
Death benefits	(77)	(227)	(408)	(442)
Transfers between Divisions (including fixed account), net	(742)	1,846	(8,503)	(7,766)
Contract charges	(794)	(7,019)	(7,104)	(7,400)
Increase (decrease) in net assets derived from principal transactions	(2,644)	(1,135)	(14,241)	(14,656)
Total increase (decrease) in net assets	(2,240)	15,655	(8,677)	(9,314)
Net assets at December 31, 2005	$ 12,835	$ 119,867	$ 114,643	$ 112,884

The accompanying notes are an integral part of these financial statements.

42

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class
Net assets at January 1, 2004	$ 19,369	$ 90,894	$ 22,622	$ 59,856
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,411	824	766	70
Net realized gain (loss) on investments and capital gains distributions	(266)	15,667	516	-
Net unrealized appreciation (depreciation) of investments	480	(13,851)	(457)	-
Net increase (decrease) in net assets from operations	1,625	2,640	825	70
Changes from principal transactions:				
Premiums	2,096	8,086	3,620	14,512
Surrenders and withdrawals	(1,184)	(2,664)	(1,177)	(2,701)
Policy loans	(129)	(337)	(160)	(164)
Death benefits	(57)	(126)	(77)	(61)
Transfers between Divisions (including fixed account), net	(642)	(86,881)	(428)	(63,182)
Contract charges	(1,484)	(4,054)	(1,865)	(2,783)
Increase (decrease) in net assets derived from principal transactions	(1,400)	(85,976)	(87)	(54,379)
Total increase (decrease) in net assets	225	(83,336)	738	(54,309)
Net assets at December 31, 2004	19,594	7,558	23,360	5,547
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,541	73	687	79
Net realized gain (loss) on investments and capital gains distributions	(27)	226	200	-
Net unrealized appreciation (depreciation) of investments	(2,186)	(22)	(562)	-
Net increase (decrease) in net assets from operations	328	277	325	79
Changes from principal transactions:				
Premiums	1,949	444	3,057	516
Surrenders and withdrawals	(1,032)	(369)	(1,848)	(639)
Policy loans	(151)	(45)	(218)	10
Death benefits	(111)	(40)	(103)	(24)
Transfers between Divisions (including fixed account), net	(1,557)	(294)	(935)	(5,154)
Contract charges	(1,287)	(348)	(1,769)	(335)
Increase (decrease) in net assets derived from principal transactions	(2,189)	(652)	(1,816)	(5,626)
Total increase (decrease) in net assets	(1,861)	(375)	(1,491)	(5,547)
Net assets at December 31, 2005	$ 17,733	$ 7,183	$ 21,869	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	ING AIM Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S
Net assets at January 1, 2004	$ 9,956	$ 91	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	(1)	-	-
Net realized gain (loss) on investments and capital gains distributions	141	1	-	-
Net unrealized appreciation (depreciation) of investments	947	22	-	-
Net increase (decrease) in net assets from operations	1,124	22	-	-
Changes from principal transactions:				
Premiums	(2)	129	-	-
Surrenders and withdrawals	(445)	(8)	-	-
Policy loans	(109)	-	-	-
Death benefits	(11)	-	-	-
Transfers between Divisions (including fixed account), net	(280)	160	-	-
Contract charges	(507)	(25)	-	-
Increase (decrease) in net assets derived from principal transactions	(1,354)	256	-	-
Total increase (decrease) in net assets	(230)	278	-	-
Net assets at December 31, 2004	9,726	369	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	4	(1)	(1)
Net realized gain (loss) on investments and capital gains distributions	769	118	2	15
Net unrealized appreciation (depreciation) of investments	769	(26)	27	5
Net increase (decrease) in net assets from operations	1,537	96	28	19
Changes from principal transactions:				
Premiums	-	168	10	11
Surrenders and withdrawals	(593)	(2)	(1)	(8)
Policy loans	(136)	(2)	(1)	(16)
Death benefits	(18)	-	-	-
Transfers between Divisions (including fixed account), net	(202)	(586)	1,000	394
Contract charges	(479)	(43)	(34)	(6)
Increase (decrease) in net assets derived from principal transactions	(1,428)	(465)	974	375
Total increase (decrease) in net assets	109	(369)	1,002	394
Net assets at December 31, 2005	$ 9,835	$ -	$ 1,002	$ 394

The accompanying notes are an integral part of these financial statements.

44

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Earnings Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ 104
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	5
Net realized gain (loss) on investments and capital gains distributions	-	-	-	2
Net unrealized appreciation (depreciation) of investments	-	-	-	37
Net increase (decrease) in net assets from operations	-	-	-	44
Changes from principal transactions:				
Premiums	-	-	-	139
Surrenders and withdrawals	-	-	-	(2)
Policy loans	-	-	-	(1)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	540
Contract charges	-	-	-	(41)
Increase (decrease) in net assets derived from principal transactions	-	-	-	635
Total increase (decrease) in net assets	-	-	-	679
Net assets at December 31, 2004	-	-	-	783
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(189)	(1)	(6)	2
Net realized gain (loss) on investments and capital gains distributions	68	-	164	167
Net unrealized appreciation (depreciation) of investments	3,193	6	1,066	470
Net increase (decrease) in net assets from operations	3,072	5	1,224	639
Changes from principal transactions:				
Premiums	3,507	10	1,673	426
Surrenders and withdrawals	(2,247)	-	(895)	(51)
Policy loans	(221)	-	(123)	(48)
Death benefits	(78)	-	(23)	(2)
Transfers between Divisions (including fixed account), net	111,325	1,108	42,915	2,517
Contract charges	(2,048)	(6)	(873)	(148)
Increase (decrease) in net assets derived from principal transactions	110,238	1,112	42,674	2,694
Total increase (decrease) in net assets	113,310	1,117	43,898	3,333
Net assets at December 31, 2005	$ 113,310	$ 1,117	$ 43,898	$ 4,116

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING International Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class
Net assets at January 1, 2004	$ 97	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(34)	-	-
Net realized gain (loss) on investments and capital gains distributions	13	16	-	-
Net unrealized appreciation (depreciation) of investments	26	1,488	-	-
Net increase (decrease) in net assets from operations	41	1,470	-	-
Changes from principal transactions:				
Premiums	76	898	-	-
Surrenders and withdrawals	(1)	(224)	-	-
Policy loans	-	(28)	-	-
Death benefits	-	(1)	-	-
Transfers between Divisions (including fixed account), net	139	9,713	-	-
Contract charges	(21)	(426)	-	-
Increase (decrease) in net assets derived from principal transactions	193	9,932	-	-
Total increase (decrease) in net assets	234	11,402	-	-
Net assets at December 31, 2004	331	11,402	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(125)	(80)	(8)
Net realized gain (loss) on investments and capital gains distributions	43	1,385	-	346
Net unrealized appreciation (depreciation) of investments	3	(347)	998	(6)
Net increase (decrease) in net assets from operations	56	913	918	332
Changes from principal transactions:				
Premiums	144	2,523	1,069	279
Surrenders and withdrawals	(11)	(1,056)	(558)	(41)
Policy loans	(4)	(125)	(115)	(7)
Death benefits	-	(52)	(16)	-
Transfers between Divisions (including fixed account), net	240	24,075	40,803	2,980
Contract charges	(47)	(1,273)	(755)	(94)
Increase (decrease) in net assets derived from principal transactions	322	24,092	40,428	3,117
Total increase (decrease) in net assets	378	25,005	41,346	3,449
Net assets at December 31, 2005	$ 709	$ 36,407	$ 41,346	$ 3,449

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Net assets at January 1, 2004	$ -	$ 119	$ -	$ 76
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	25	173	-
Net realized gain (loss) on investments and capital gains distributions	-	3	-	8
Net unrealized appreciation (depreciation) of investments	124	(26)	-	11
Net increase (decrease) in net assets from operations	125	2	173	19
Changes from principal transactions:				
Premiums	69	94	11,749	96
Surrenders and withdrawals	-	(69)	(1,902)	(1)
Policy loans	-	-	7	-
Death benefits	-	-	(18)	-
Transfers between Divisions (including fixed account), net	996	406	37,653	127
Contract charges	(21)	(28)	(2,250)	(21)
Increase (decrease) in net assets derived from principal transactions	1,044	403	45,239	201
Total increase (decrease) in net assets	1,169	405	45,412	220
Net assets at December 31, 2004	1,169	524	45,412	296
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	20	1,107	2
Net realized gain (loss) on investments and capital gains distributions	53	(34)	-	13
Net unrealized appreciation (depreciation) of investments	231	20	-	(1)
Net increase (decrease) in net assets from operations	265	6	1,107	14
Changes from principal transactions:				
Premiums	479	105	19,832	85
Surrenders and withdrawals	(89)	(14)	(3,029)	(4)
Policy loans	109	(3)	(348)	(1)
Death benefits	-	(52)	(49)	-
Transfers between Divisions (including fixed account), net	2,195	81	(6,779)	(148)
Contract charges	(144)	(49)	(4,389)	(21)
Increase (decrease) in net assets derived from principal transactions	2,550	68	5,238	(89)
Total increase (decrease) in net assets	2,815	74	6,345	(75)
Net assets at December 31, 2005	$ 3,984	$ 598	$ 51,757	$ 221

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING Mercury Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ 981	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(12)	-	-
Net realized gain (loss) on investments and capital gains distributions	-	25	-	-
Net unrealized appreciation (depreciation) of investments	-	218	-	-
Net increase (decrease) in net assets from operations	-	231	-	-
Changes from principal transactions:				
Premiums	-	582	-	-
Surrenders and withdrawals	-	(11)	-	-
Policy loans	-	(3)	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	705	-	-
Contract charges	-	(116)	-	-
Increase (decrease) in net assets derived from principal transactions	-	1,157	-	-
Total increase (decrease) in net assets	-	1,388	-	-
Net assets at December 31, 2004	-	2,369	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17)	(7)	(2)	-
Net realized gain (loss) on investments and capital gains distributions	20	147	450	-
Net unrealized appreciation (depreciation) of investments	439	(266)	2,683	2
Net increase (decrease) in net assets from operations	442	(126)	3,131	2
Changes from principal transactions:				
Premiums	487	245	712	8
Surrenders and withdrawals	(29)	(13)	(682)	-
Policy loans	(38)	(9)	(101)	-
Death benefits	-	(1)	(8)	-
Transfers between Divisions (including fixed account), net	3,420	(2,410)	28,463	39
Contract charges	(140)	(55)	(515)	(2)
Increase (decrease) in net assets derived from principal transactions	3,700	(2,243)	27,869	45
Total increase (decrease) in net assets	4,142	(2,369)	31,000	47
Net assets at December 31, 2005	$ 4,142	$ -	$ 31,000	$ 47

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class
Net assets at January 1, 2004	$ -	$ -	$ 1,687	$ 204
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	-	(14)	17
Net realized gain (loss) on investments and capital gains distributions	500	-	24	16
Net unrealized appreciation (depreciation) of investments	221	-	317	41
Net increase (decrease) in net assets from operations	718	-	327	74
Changes from principal transactions:				
Premiums	878	-	632	304
Surrenders and withdrawals	(231)	-	(85)	(77)
Policy loans	(53)	-	(16)	(1)
Death benefits	(28)	-	-	-
Transfers between Divisions (including fixed account), net	11,456	-	545	617
Contract charges	(469)	-	(231)	(70)
Increase (decrease) in net assets derived from principal transactions	11,553	-	845	773
Total increase (decrease) in net assets	12,271	-	1,172	847
Net assets at December 31, 2004	12,271	-	2,859	1,051
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(90)	(11)	(6)	29
Net realized gain (loss) on investments and capital gains distributions	27	35	66	99
Net unrealized appreciation (depreciation) of investments	603	348	(372)	(93)
Net increase (decrease) in net assets from operations	540	372	(312)	35
Changes from principal transactions:				
Premiums	1,393	395	221	628
Surrenders and withdrawals	(607)	(78)	(47)	(77)
Policy loans	(76)	(6)	(9)	(29)
Death benefits	(57)	(2)	-	-
Transfers between Divisions (including fixed account), net	70	2,388	(2,627)	471
Contract charges	(827)	(159)	(85)	(168)
Increase (decrease) in net assets derived from principal transactions	(104)	2,538	(2,547)	825
Total increase (decrease) in net assets	436	2,910	(2,859)	860
Net assets at December 31, 2005	$ 12,707	$ 2,910	$ -	$ 1,911

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING MFS Utilities Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	2	-	-
Net realized gain (loss) on investments and capital gains distributions	32	29	-	-
Net unrealized appreciation (depreciation) of investments	(43)	(4)	3	1
Net increase (decrease) in net assets from operations	(1)	27	3	1
Changes from principal transactions:				
Premiums	26	92	4	1
Surrenders and withdrawals	(35)	-	-	-
Policy loans	(24)	(3)	-	2
Death benefits	(1)	-	-	-
Transfers between Divisions (including fixed account), net	1,859	562	72	23
Contract charges	(28)	(17)	(1)	-
Increase (decrease) in net assets derived from principal transactions	1,797	634	75	26
Total increase (decrease) in net assets	1,796	661	78	27
Net assets at December 31, 2005	$ 1,796	$ 661	$ 78	$ 27

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class
Net assets at January 1, 2004	$ -	$ -	$ 9,694	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	670	117	-
Net realized gain (loss) on investments and capital gains distributions	-	244	580	-
Net unrealized appreciation (depreciation) of investments	-	5,378	1,534	-
Net increase (decrease) in net assets from operations	-	6,292	2,231	-
Changes from principal transactions:				
Premiums	-	8,496	2,757	-
Surrenders and withdrawals	-	(2,134)	(453)	-
Policy loans	-	(375)	(77)	-
Death benefits	-	(130)	(18)	-
Transfers between Divisions (including fixed account), net	-	84,719	5,698	-
Contract charges	-	(3,987)	(1,157)	-
Increase (decrease) in net assets derived from principal transactions	-	86,589	6,750	-
Total increase (decrease) in net assets	-	92,881	8,981	-
Net assets at December 31, 2004	-	92,881	18,675	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(640)	197	49
Net realized gain (loss) on investments and capital gains distributions	4	613	982	139
Net unrealized appreciation (depreciation) of investments	173	3,373	675	167
Net increase (decrease) in net assets from operations	167	3,346	1,854	355
Changes from principal transactions:				
Premiums	372	13,507	3,918	849
Surrenders and withdrawals	(51)	(4,867)	(844)	(133)
Policy loans	(16)	(725)	(80)	(34)
Death benefits	(2)	(161)	(43)	(4)
Transfers between Divisions (including fixed account), net	5,343	(7,042)	8,493	6,796
Contract charges	(117)	(7,204)	(1,769)	(316)
Increase (decrease) in net assets derived from principal transactions	5,529	(6,492)	9,675	7,158
Total increase (decrease) in net assets	5,696	(3,146)	11,529	7,513
Net assets at December 31, 2005	$ 5,696	$ 89,735	$ 30,204	$ 7,513

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2004	$ 393	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	-	(68)	-
Net realized gain (loss) on investments and capital gains distributions	42	-	48	-
Net unrealized appreciation (depreciation) of investments	197	-	1,032	-
Net increase (decrease) in net assets from operations	254	-	1,012	-
Changes from principal transactions:				
Premiums	460	-	1,876	-
Surrenders and withdrawals	(21)	-	(617)	-
Policy loans	(5)	-	(121)	-
Death benefits	-	-	(22)	-
Transfers between Divisions (including fixed account), net	2,139	-	20,926	-
Contract charges	(199)	-	(1,029)	-
Increase (decrease) in net assets derived from principal transactions	2,374	-	21,013	-
Total increase (decrease) in net assets	2,628	-	22,025	-
Net assets at December 31, 2004	3,021	-	22,025	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	(1)	(21)	-
Net realized gain (loss) on investments and capital gains distributions	126	-	166	3
Net unrealized appreciation (depreciation) of investments	(225)	1	2,762	26
Net increase (decrease) in net assets from operations	(110)	-	2,907	29
Changes from principal transactions:				
Premiums	329	64	3,157	12
Surrenders and withdrawals	(9)	-	(1,403)	-
Policy loans	(17)	-	(294)	(1)
Death benefits	(62)	-	(11)	-
Transfers between Divisions (including fixed account), net	(3,033)	(36)	(1,743)	894
Contract charges	(119)	(9)	(1,839)	(8)
Increase (decrease) in net assets derived from principal transactions	(2,911)	19	(2,133)	897
Total increase (decrease) in net assets	(3,021)	19	774	926
Net assets at December 31, 2005	$ -	$ 19	$ 22,799	$ 926

The accompanying notes are an integral part of these financial statements.

52

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Van Kampen Real Estate Portfolio - Institutional Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Select Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class
Net assets at January 1, 2004	$ 432	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	-	-	-
Net realized gain (loss) on investments and capital gains distributions	87	-	-	-
Net unrealized appreciation (depreciation) of investments	559	-	-	-
Net increase (decrease) in net assets from operations	689	-	-	-
Changes from principal transactions:				
Premiums	540	-	-	-
Surrenders and withdrawals	(15)	-	-	-
Policy loans	(7)	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	2,671	-	-	-
Contract charges	(164)	-	-	-
Increase (decrease) in net assets derived from principal transactions	3,025	-	-	-
Total increase (decrease) in net assets	3,714	-	-	-
Net assets at December 31, 2004	4,146	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	42	2	(6)	2
Net realized gain (loss) on investments and capital gains distributions	391	-	7	86
Net unrealized appreciation (depreciation) of investments	725	9	98	(64)
Net increase (decrease) in net assets from operations	1,158	11	99	24
Changes from principal transactions:				
Premiums	1,362	59	71	91
Surrenders and withdrawals	(292)	(1)	(68)	(1)
Policy loans	(177)	(2)	1	(5)
Death benefits	(25)	-	(4)	-
Transfers between Divisions (including fixed account), net	3,139	377	1,130	831
Contract charges	(595)	(16)	(50)	(23)
Increase (decrease) in net assets derived from principal transactions	3,412	417	1,080	893
Total increase (decrease) in net assets	4,570	428	1,179	917
Net assets at December 31, 2005	$ 8,716	$ 428	$ 1,179	$ 917

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2004	$ -	$ -	$ 383	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	86	-
Net unrealized appreciation (depreciation) of investments	-	-	208	-
Net increase (decrease) in net assets from operations	-	-	294	-
Changes from principal transactions:				
Premiums	-	-	606	-
Surrenders and withdrawals	-	-	(43)	-
Policy loans	-	-	(2)	-
Death benefits	-	-	(1)	-
Transfers between Divisions (including fixed account), net	-	-	1,710	-
Contract charges	-	-	(175)	-
Increase (decrease) in net assets derived from principal transactions	-	-	2,095	-
Total increase (decrease) in net assets	-	-	2,389	-
Net assets at December 31, 2004	-	-	2,772	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(1)	-	214
Net realized gain (loss) on investments and capital gains distributions	2	-	527	1,137
Net unrealized appreciation (depreciation) of investments	52	(29)	(121)	6,742
Net increase (decrease) in net assets from operations	49	(30)	406	8,093
Changes from principal transactions:				
Premiums	171	16	1,394	4,128
Surrenders and withdrawals	(35)	(5)	(151)	(1,831)
Policy loans	1	(3)	(26)	(304)
Death benefits	-	(1)	(18)	(73)
Transfers between Divisions (including fixed account), net	1,969	2,463	3,035	43,988
Contract charges	(53)	(13)	(439)	(2,165)
Increase (decrease) in net assets derived from principal transactions	2,053	2,457	3,795	43,743
Total increase (decrease) in net assets	2,102	2,427	4,201	51,836
Net assets at December 31, 2005	$ 2,102	$ 2,427	$ 6,973	$ 51,836

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
Net assets at January 1, 2004	$ -	$ -	$ 757	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(8)	-
Net realized gain (loss) on investments and capital gains distributions	-	-	12	-
Net unrealized appreciation (depreciation) of investments	-	-	46	-
Net increase (decrease) in net assets from operations	-	-	50	-
Changes from principal transactions:				
Premiums	-	-	565	-
Surrenders and withdrawals	-	-	(11)	-
Policy loans	-	-	(1)	-
Death benefits	-	-	(1)	-
Transfers between Divisions (including fixed account), net	-	-	793	-
Contract charges	-	-	(144)	-
Increase (decrease) in net assets derived from principal transactions	-	-	1,201	-
Total increase (decrease) in net assets	-	-	1,251	-
Net assets at December 31, 2004	-	-	2,008	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	34	(4)	(1)
Net realized gain (loss) on investments and capital gains distributions	-	30	51	2
Net unrealized appreciation (depreciation) of investments	(3)	(34)	(32)	38
Net increase (decrease) in net assets from operations	2	30	15	39
Changes from principal transactions:				
Premiums	4	506	225	67
Surrenders and withdrawals	-	(154)	(9)	(11)
Policy loans	-	(9)	(6)	(3)
Death benefits	-	(2)	-	-
Transfers between Divisions (including fixed account), net	308	3,520	(2,168)	234
Contract charges	(9)	(164)	(65)	(22)
Increase (decrease) in net assets derived from principal transactions	303	3,697	(2,023)	265
Total increase (decrease) in net assets	305	3,727	(2,008)	304
Net assets at December 31, 2005	$ 305	$ 3,727	$ -	$ 304

The accompanying notes are an integral part of these financial statements.

55

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class
Net assets at January 1, 2004	$ 85	$ -	$ -	$ 1,410
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	-	(14)
Net realized gain (loss) on investments and capital gains distributions	7	-	-	23
Net unrealized appreciation (depreciation) of investments	2	-	-	422
Net increase (decrease) in net assets from operations	8	-	-	431
Changes from principal transactions:				
Premiums	76	-	-	880
Surrenders and withdrawals	(1)	-	-	(55)
Policy loans	(1)	-	-	(6)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	25	-	-	1,595
Contract charges	(18)	-	-	(221)
Increase (decrease) in net assets derived from principal transactions	81	-	-	2,193
Total increase (decrease) in net assets	89	-	-	2,624
Net assets at December 31, 2004	174	-	-	4,034
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(207)	(11)	17
Net realized gain (loss) on investments and capital gains distributions	(2)	1,101	4	297
Net unrealized appreciation (depreciation) of investments	(10)	6,538	308	(71)
Net increase (decrease) in net assets from operations	(12)	7,432	301	243
Changes from principal transactions:				
Premiums	43	4,157	225	729
Surrenders and withdrawals	-	(2,368)	(54)	(100)
Policy loans	-	(520)	(1)	(21)
Death benefits	-	(51)	(3)	(22)
Transfers between Divisions (including fixed account), net	(196)	65,417	5,919	2,659
Contract charges	(9)	(2,420)	(114)	(227)
Increase (decrease) in net assets derived from principal transactions	(162)	64,215	5,972	3,018
Total increase (decrease) in net assets	(174)	71,647	6,273	3,261
Net assets at December 31, 2005	$ -	$ 71,647	$ 6,273	$ 7,295

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I
Net assets at January 1, 2004	$ 37	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	4	-	-	-
Net unrealized appreciation (depreciation) of investments	11	-	-	-
Net increase (decrease) in net assets from operations	15	-	-	-
Changes from principal transactions:				
Premiums	62	-	1	-
Surrenders and withdrawals	-	-	-	-
Policy loans	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	92	20	338	3
Contract charges	(14)	-	-	-
Increase (decrease) in net assets derived from principal transactions	140	20	339	3
Total increase (decrease) in net assets	155	20	339	3
Net assets at December 31, 2004	192	20	339	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	3	9	(1)
Net realized gain (loss) on investments and capital gains distributions	11	-	6	-
Net unrealized appreciation (depreciation) of investments	44	32	99	3
Net increase (decrease) in net assets from operations	52	35	114	2
Changes from principal transactions:				
Premiums	181	307	655	3
Surrenders and withdrawals	(45)	(14)	-	-
Policy loans	(18)	(5)	-	(5)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	800	1,052	1,593	236
Contract charges	(48)	(67)	(114)	(7)
Increase (decrease) in net assets derived from principal transactions	870	1,273	2,134	227
Total increase (decrease) in net assets	922	1,308	2,248	229
Net assets at December 31, 2005	$ 1,114	$ 1,328	$ 2,587	$ 232

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
Net assets at January 1, 2004	$ 399	$ 1,118	$ 588	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(2)	(5)	-
Net realized gain (loss) on investments and capital gains distributions	8	11	11	-
Net unrealized appreciation (depreciation) of investments	84	335	260	-
Net increase (decrease) in net assets from operations	98	344	266	-
Changes from principal transactions:				
Premiums	290	642	425	-
Surrenders and withdrawals	(33)	(36)	(12)	-
Policy loans	-	(5)	(6)	-
Death benefits	-	(1)	-	-
Transfers between Divisions (including fixed account), net	598	1,189	864	-
Contract charges	(83)	(202)	(139)	-
Increase (decrease) in net assets derived from principal transactions	772	1,587	1,132	-
Total increase (decrease) in net assets	870	1,931	1,398	-
Net assets at December 31, 2004	1,269	3,049	1,986	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	(13)	(3)	(1)
Net realized gain (loss) on investments and capital gains distributions	28	436	279	-
Net unrealized appreciation (depreciation) of investments	42	331	192	(10)
Net increase (decrease) in net assets from operations	48	754	468	(11)
Changes from principal transactions:				
Premiums	1,598	1,170	485	32
Surrenders and withdrawals	(116)	(156)	(56)	(4)
Policy loans	15	46	4	(1)
Death benefits	(5)	(29)	(21)	-
Transfers between Divisions (including fixed account), net	(555)	6,322	6,516	2,339
Contract charges	(490)	(446)	(192)	(13)
Increase (decrease) in net assets derived from principal transactions	447	6,907	6,736	2,353
Total increase (decrease) in net assets	495	7,661	7,204	2,342
Net assets at December 31, 2005	$ 1,764	$ 10,710	$ 9,190	$ 2,342

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Disciplined LargeCap Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MagnaCap Portfolio - Class I
Net assets at January 1, 2004	$ 2,248	$ 4,068	$ 23,334	$ 1,809
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	238	164	20
Net realized gain (loss) on investments and capital gains distributions	51	40	1,013	45
Net unrealized appreciation (depreciation) of investments	188	25	3,210	115
Net increase (decrease) in net assets from operations	233	303	4,387	180
Changes from principal transactions:				
Premiums	353	742	4,428	477
Surrenders and withdrawals	(105)	(225)	(971)	(89)
Policy loans	(20)	(69)	(173)	(19)
Death benefits	(4)	(7)	(49)	(12)
Transfers between Divisions (including fixed account), net	7	1,004	2,447	211
Contract charges	(192)	(396)	(1,832)	(193)
Increase (decrease) in net assets derived from principal transactions	39	1,049	3,850	375
Total increase (decrease) in net assets	272	1,352	8,237	555
Net assets at December 31, 2004	2,520	5,420	31,571	2,364
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	226	564	17
Net realized gain (loss) on investments and capital gains distributions	713	19	3,274	439
Net unrealized appreciation (depreciation) of investments	(580)	(226)	(1,306)	(288)
Net increase (decrease) in net assets from operations	137	19	2,532	168
Changes from principal transactions:				
Premiums	290	662	3,931	343
Surrenders and withdrawals	(224)	(222)	(1,446)	(76)
Policy loans	(17)	(30)	(134)	(14)
Death benefits	-	(5)	(49)	(1)
Transfers between Divisions (including fixed account), net	(2,530)	(1,586)	(3,294)	(2,621)
Contract charges	(176)	(346)	(1,867)	(163)
Increase (decrease) in net assets derived from principal transactions	(2,657)	(1,527)	(2,859)	(2,532)
Total increase (decrease) in net assets	(2,520)	(1,508)	(327)	(2,364)
Net assets at December 31, 2005	$ -	$ 3,912	$ 31,244	$ -

The accompanying notes are an integral part of these financial statements.

59

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
Net assets at January 1, 2004	$ 2,568	$ -	$ 22,522	$ 1,206
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(117)	-	(147)	141
Net realized gain (loss) on investments and capital gains distributions	412	-	1,251	69
Net unrealized appreciation (depreciation) of investments	1,017	-	811	(138)
Net increase (decrease) in net assets from operations	1,312	-	1,915	72
Changes from principal transactions:				
Premiums	2,972	-	4,030	743
Surrenders and withdrawals	(858)	-	(1,055)	(76)
Policy loans	(101)	-	(152)	1
Death benefits	(21)	-	(46)	-
Transfers between Divisions (including fixed account), net	17,853	-	(2,706)	800
Contract charges	(1,464)	-	(1,844)	(248)
Increase (decrease) in net assets derived from principal transactions	18,381	-	(1,773)	1,220
Total increase (decrease) in net assets	19,693	-	142	1,292
Net assets at December 31, 2004	22,261	-	22,664	2,498
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(127)	-	(140)	162
Net realized gain (loss) on investments and capital gains distributions	332	16	1,362	4
Net unrealized appreciation (depreciation) of investments	1,636	30	423	(79)
Net increase (decrease) in net assets from operations	1,841	46	1,645	87
Changes from principal transactions:				
Premiums	3,096	122	3,180	1,273
Surrenders and withdrawals	(1,767)	(16)	(1,470)	(175)
Policy loans	(389)	-	(224)	(21)
Death benefits	(34)	-	(23)	(5)
Transfers between Divisions (including fixed account), net	(2,703)	819	(2,835)	1,779
Contract charges	(1,736)	(36)	(1,615)	(406)
Increase (decrease) in net assets derived from principal transactions	(3,533)	889	(2,987)	2,445
Total increase (decrease) in net assets	(1,692)	935	(1,342)	2,532
Net assets at December 31, 2005	$ 20,569	$ 935	$ 21,322	$ 5,030

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Janus Aspen Series International Growth Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Net assets at January 1, 2004	$ 23,334	$ 24,320	$ 30,021	$ 45,141
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	59	(79)	(197)	123
Net realized gain (loss) on investments and capital gains distributions	960	4,268	747	1,832
Net unrealized appreciation (depreciation) of investments	3,102	(3,903)	5,059	(344)
Net increase (decrease) in net assets from operations	4,121	286	5,609	1,611
Changes from principal transactions:				
Premiums	3,636	2,200	5,471	7,458
Surrenders and withdrawals	(1,143)	(985)	(2,115)	(2,362)
Policy loans	(367)	(123)	(369)	(394)
Death benefits	(53)	(33)	(65)	(107)
Transfers between Divisions (including fixed account), net	(1,123)	(23,272)	(2,510)	(4,933)
Contract charges	(1,859)	(1,118)	(2,991)	(3,483)
Increase (decrease) in net assets derived from principal transactions	(909)	(23,331)	(2,579)	(3,821)
Total increase (decrease) in net assets	3,212	(23,045)	3,030	(2,210)
Net assets at December 31, 2004	26,546	1,275	33,051	42,931
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	72	(3)	(67)	(98)
Net realized gain (loss) on investments and capital gains distributions	9,734	12	7,764	6,343
Net unrealized appreciation (depreciation) of investments	(5,697)	(91)	(10,060)	(8,020)
Net increase (decrease) in net assets from operations	4,109	(82)	(2,363)	(1,775)
Changes from principal transactions:				
Premiums	2,274	43	1,602	2,280
Surrenders and withdrawals	(1,191)	(29)	(941)	(689)
Policy loans	(173)	-	(115)	(130)
Death benefits	(10)	-	(19)	(55)
Transfers between Divisions (including fixed account), net	(30,203)	(1,180)	(30,278)	(41,509)
Contract charges	(1,352)	(27)	(937)	(1,053)
Increase (decrease) in net assets derived from principal transactions	(30,655)	(1,193)	(30,688)	(41,156)
Total increase (decrease) in net assets	(26,546)	(1,275)	(33,051)	(42,931)
Net assets at December 31, 2005	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Partners Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net assets at January 1, 2004	$ -	$ 14,459	$ 11,571	$ 1,181
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	446	(50)	(7)
Net realized gain (loss) on investments and capital gains distributions	-	(71)	1,563	36
Net unrealized appreciation (depreciation) of investments	-	(336)	(900)	130
Net increase (decrease) in net assets from operations	-	39	613	159
Changes from principal transactions:				
Premiums	-	2,492	874	277
Surrenders and withdrawals	-	(709)	(357)	(55)
Policy loans	-	(89)	(28)	1
Death benefits	-	(46)	(9)	(35)
Transfers between Divisions (including fixed account), net	-	(552)	(11,460)	39
Contract charges	-	(1,155)	(466)	(124)
Increase (decrease) in net assets derived from principal transactions	-	(59)	(11,446)	103
Total increase (decrease) in net assets	-	(20)	(10,833)	262
Net assets at December 31, 2004	-	14,439	738	1,443
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	328	(5)	(7)
Net realized gain (loss) on investments and capital gains distributions	1	(199)	224	61
Net unrealized appreciation (depreciation) of investments	17	(21)	(106)	35
Net increase (decrease) in net assets from operations	18	108	113	89
Changes from principal transactions:				
Premiums	6	2,119	41	259
Surrenders and withdrawals	-	(1,037)	(14)	(149)
Policy loans	-	(133)	14	(18)
Death benefits	-	(31)	-	(4)
Transfers between Divisions (including fixed account), net	279	371	(855)	(7)
Contract charges	(4)	(1,028)	(37)	(118)
Increase (decrease) in net assets derived from principal transactions	281	261	(851)	(37)
Total increase (decrease) in net assets	299	369	(738)	52
Net assets at December 31, 2005	$ 299	$ 14,808	$ -	$ 1,495

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Pioneer Small Cap Value VCT Portfolio - Class I	Premier VIT OpCap Equity Portfolio	Premier VIT OpCap Global Equity Portfolio
Net assets at January 1, 2004	$ 1,023	$ 742	$ 5,239	$ 3,711
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(7)	13	(12)
Net realized gain (loss) on investments and capital gains distributions	35	52	173	166
Net unrealized appreciation (depreciation) of investments	348	202	411	417
Net increase (decrease) in net assets from operations	380	247	597	571
Changes from principal transactions:				
Premiums	552	413	970	843
Surrenders and withdrawals	(40)	(5)	(319)	(220)
Policy loans	(21)	(2)	(50)	(52)
Death benefits	-	(1)	(16)	(35)
Transfers between Divisions (including fixed account), net	906	489	(48)	909
Contract charges	(159)	(132)	(450)	(346)
Increase (decrease) in net assets derived from principal transactions	1,238	762	87	1,099
Total increase (decrease) in net assets	1,618	1,009	684	1,670
Net assets at December 31, 2004	2,641	1,751	5,923	5,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(15)	(4)	(9)
Net realized gain (loss) on investments and capital gains distributions	596	223	1,275	875
Net unrealized appreciation (depreciation) of investments	(440)	69	(1,136)	(751)
Net increase (decrease) in net assets from operations	152	277	135	115
Changes from principal transactions:				
Premiums	664	606	656	662
Surrenders and withdrawals	(89)	(102)	(319)	(155)
Policy loans	(14)	(8)	(37)	(18)
Death benefits	(38)	(8)	(2)	(2)
Transfers between Divisions (including fixed account), net	(3,100)	1,298	(6,033)	(5,699)
Contract charges	(216)	(198)	(323)	(284)
Increase (decrease) in net assets derived from principal transactions	(2,793)	1,588	(6,058)	(5,496)
Total increase (decrease) in net assets	(2,641)	1,865	(5,923)	(5,381)
Net assets at December 31, 2005	$ -	$ 3,616	$ -	$ -

The accompanying notes are an integral part of these financial statements.

63

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Premier VIT OpCap Managed Portfolio	Premier VIT OpCap Small Cap Portfolio	Putnam VT Diversified Income Fund - Class IA Shares	Putnam VT Growth and Income Fund - Class IA Shares
Net assets at January 1, 2004	$ 12,587	$ 21,310	$ 1,112	$ 43,935
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	94	(166)	92	430
Net realized gain (loss) on investments and capital gains distributions	168	1,030	4	1,237
Net unrealized appreciation (depreciation) of investments	1,019	3,128	(8)	2,709
Net increase (decrease) in net assets from operations	1,281	3,992	88	4,376
Changes from principal transactions:				
Premiums	2,119	3,545	-	5,301
Surrenders and withdrawals	(547)	(1,044)	(32)	(2,624)
Policy loans	(109)	(182)	(10)	(327)
Death benefits	(69)	(86)	(1)	(152)
Transfers between Divisions (including fixed account), net	43	2,463	(59)	(1,916)
Contract charges	(1,110)	(1,686)	(55)	(3,262)
Increase (decrease) in net assets derived from principal transactions	327	3,010	(157)	(2,980)
Total increase (decrease) in net assets	1,608	7,002	(69)	1,396
Net assets at December 31, 2004	14,195	28,312	1,043	45,331
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	67	(134)	68	547
Net realized gain (loss) on investments and capital gains distributions	872	6,848	-	11,046
Net unrealized appreciation (depreciation) of investments	(321)	(7,945)	(44)	(10,858)
Net increase (decrease) in net assets from operations	618	(1,231)	24	735
Changes from principal transactions:				
Premiums	1,778	2,579	-	3,255
Surrenders and withdrawals	(593)	(1,005)	(35)	(1,693)
Policy loans	(111)	(173)	(10)	(322)
Death benefits	(52)	(78)	(3)	(299)
Transfers between Divisions (including fixed account), net	(1,022)	(27,206)	(56)	(44,778)
Contract charges	(1,057)	(1,198)	(48)	(2,229)
Increase (decrease) in net assets derived from principal transactions	(1,057)	(27,081)	(152)	(46,066)
Total increase (decrease) in net assets	(439)	(28,312)	(128)	(45,331)
Net assets at December 31, 2005	$ 13,756	$ -	$ 915	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Putnam VT International Growth Fund - Class IA Shares	Putnam VT New Opportunities Fund - Class IA Shares	Putnam VT Small Cap Value Fund - Class IA Shares	Putnam VT Utilities Growth and Income Fund - Class IA Shares
Net assets at January 1, 2004	$ 1,131	$ 35,059	$ 6,109	$ 1,250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(275)	(14)	22
Net realized gain (loss) on investments and capital gains distributions	68	1,163	161	59
Net unrealized appreciation (depreciation) of investments	76	2,311	1,659	158
Net increase (decrease) in net assets from operations	153	3,199	1,806	239
Changes from principal transactions:				
Premiums	-	5,341	1,517	-
Surrenders and withdrawals	(41)	(2,034)	(351)	(48)
Policy loans	(4)	(309)	(57)	(16)
Death benefits	(1)	(69)	(18)	-
Transfers between Divisions (including fixed account), net	(87)	(2,606)	1,208	(23)
Contract charges	(59)	(2,610)	(662)	(83)
Increase (decrease) in net assets derived from principal transactions	(192)	(2,287)	1,637	(170)
Total increase (decrease) in net assets	(39)	912	3,443	69
Net assets at December 31, 2004	1,092	35,971	9,552	1,319
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	(71)	530	21
Net realized gain (loss) on investments and capital gains distributions	387	10,695	700	505
Net unrealized appreciation (depreciation) of investments	(339)	(9,466)	(595)	(390)
Net increase (decrease) in net assets from operations	60	1,158	635	136
Changes from principal transactions:				
Premiums	-	3,276	1,403	-
Surrenders and withdrawals	(24)	(1,742)	(526)	(65)
Policy loans	(8)	(293)	(65)	(6)
Death benefits	-	(147)	(41)	(1)
Transfers between Divisions (including fixed account), net	(1,077)	(36,465)	(711)	(1,322)
Contract charges	(43)	(1,758)	(730)	(61)
Increase (decrease) in net assets derived from principal transactions	(1,152)	(37,129)	(670)	(1,455)
Total increase (decrease) in net assets	(1,092)	(35,971)	(35)	(1,319)
Net assets at December 31, 2005	$ -	$ -	$ 9,517	$ -

The accompanying notes are an integral part of these financial statements.

65

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Putnam VT Voyager Fund - Class IA Shares
Net assets at January 1, 2004	$ 85,043
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(286)
Net realized gain (loss) on investments and capital gains distributions	1,773
Net unrealized appreciation (depreciation) of investments	2,009
Net increase (decrease) in net assets from operations	3,496
Changes from principal transactions:	
Premiums	11,151
Surrenders and withdrawals	(5,240)
Policy loans	(769)
Death benefits	(133)
Transfers between Divisions (including fixed account), net	(5,901)
Contract charges	(5,980)
Increase (decrease) in net assets derived from principal transactions	(6,872)
Total increase (decrease) in net assets	(3,376)
Net assets at December 31, 2004	81,667
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	292
Net realized gain (loss) on investments and capital gains distributions	16,105
Net unrealized appreciation (depreciation) of investments	(16,129)
Net increase (decrease) in net assets from operations	268
Changes from principal transactions:	
Premiums	6,909
Surrenders and withdrawals	(3,632)
Policy loans	(562)
Death benefits	(234)
Transfers between Divisions (including fixed account), net	(80,500)
Contract charges	(3,916)
Increase (decrease) in net assets derived from principal transactions	(81,935)
Total increase (decrease) in net assets	(81,667)
Net assets at December 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

1.   **Organization**

ReliaStar Life Insurance Company Select*Life Variable Account (the "Account") was established by ReliaStar Life Insurance Company ("ReliaStar Life" or the "Company") to support the operations of variable life policies ("Policies"). ReliaStar Life is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Policies consist of the Select*Life I product and Select*Life Series 2000 product, which incorporates Select*Life II, Select*Life III, Variable Estate Design, Flexdesign® VUL, ING Protector Elite, ING Investor Elite and Variable Accumulation Design℠ products. ReliaStar Life provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business ReliaStar Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar Life.

At December 31, 2005, the Account had 78 investment divisions (the "Divisions"), 19 of which invest in independently managed mutual funds and 59 of which invest in mutual funds managed by an affiliate, either Directed Services, Inc., ING Life Insurance and Annuity Company, or ING Investments, LLC. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2005 and related Trusts are as follows:

AIM Variable Insurance Funds:
   AIM V.I. Demographic Trends Fund - Series I Shares
American Funds Insurance Series:
   American Funds Insurance Series® Growth
      Fund - Class 2
   American Funds Insurance Series® Growth Income
      Fund - Class 2
   American Funds Insurance Series® International
      Fund - Class 2
Fidelity® Variable Insurance Products:
   Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® Variable Insurance Products (continued):
   Fidelity® VIP Index 500 Portfolio - Initial Class
   Fidelity® VIP Investment Grade Bond
      Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio**
   ING Evergreen Health Sciences Portfolio - Class S**
   ING Evergreen Omega Portfolio - Institutional Class**
   ING FMR℠ Diversified Mid Cap
      Portfolio - Service Class**
   ING FMR℠ Earnings Growth
      Portfolio - Institutional Class**
   ING Global Resources Portfolio - Institutional Class
   ING International Portfolio - Service Class

ING Investors Trust (continued):
  ING JPMorgan Small Cap Equity
    Portfolio - Institutional Class*
  ING JPMorgan Value Opportunities
    Portfolio - Institutional Class**
  ING Julius Baer Foreign Portfolio - Institutional Class**
  ING Legg Mason Value Portfolio - Institutional Class*
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class*
  ING Lord Abbett Affiliated Portfolio - Institutional
    Class
  ING Marsico Growth Portfolio - Institutional Class**
  ING Marsico International Opportunities
    Portfolio - Institutional Class**
  ING Mercury Large Cap Growth
    Portfolio - Service Class**
  ING Mercury Large Cap Value
    Portfolio - Institutional Class*
  ING MFS Mid Cap Growth
    Portfolio - Institutional Class**
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Institutional Class**
  ING MFS Utilities Portfolio - Service Class**
  ING Oppenheimer Main Street
    Portfolio® - Institutional Class**
  ING Pioneer Fund Portfolio - Service Class**
  ING Pioneer Mid Cap Value Portfolio - Class I**
  ING Stock Index Portfolio - Institutional Class*
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income
    Portfolio - Institutional Class**
  ING UBS U.S. Allocation Portfolio - Service Class**
  ING Van Kampen Equity Growth
    Portfolio - Institutional Class*
  ING Van Kampen Growth and Income Portfolio -
    Service Class**
  ING Van Kampen Real Estate
    Portfolio - Institutional Class
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class**
  ING American Century Select Portfolio - Initial Class**
  ING American Century Small Cap Value
    Portfolio - Initial Class**
  ING Baron Small Cap Growth Portfolio - Initial Class**
  ING Fundamental Research Portfolio - Initial Class**
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class**

ING Partners, Inc. (continued):
  ING Oppenheimer Strategic Income
    Portfolio - Service Class**
  ING PIMCO Total Return Portfolio - Initial Class**
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class**
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class**
  ING UBS U.S. Large Cap Equity
    Portfolio - Initial Class**
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income
    Portfolio - Initial Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced
    Portfolio - Class I*
  ING VP Strategic Allocation Growth Portfolio - Class I*
  ING VP Strategic Allocation Income Portfolio - Class I*
ING Variable Portfolios, Inc. :
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I**
ING Variable Products Trust:
  ING VP High Yield Bond Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S**
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Growth Portfolio® - Class I**
  Neuberger Berman AMT Limited Maturity Bond
    Portfolio® - Class I
  Neuberger Berman AMT Socially Responsive
    Portfolio® - Class I
Pioneer Variable Contracts Trust:
  Pioneer Small Cap Value VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Managed Portfolio
Putnam Variable Trust:
  Putnam VT Diversified Income Fund - Class IA Shares
  Putnam VT Small Cap Value Fund - Class IA Shares

*   Division was added in 2004
**   Division was added in 2005

The names of certain Divisions and Trusts were changed during 2005. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
AIM Variable Insurance Funds:	AIM Variable Insurance Funds:
AIM V.I. Demographic Trends Fund - Series I Shares	AIM V.I. Dent Demographic Trends Fund - Series I Shares
ING Investors Trust:	ING Investors Trust:
ING Global Resources Portfolio - Institutional Class	ING Hard Assets Portfolio - Institutional Shares
ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Salomon Brothers Investors Portfolio - Institutional Shares
ING Mercury Large Cap Value Portfolio - Institutional Class	ING Mercury Focus Value - Class I
ING VP Intermediate Bond Portfolio:	ING VP Intermediate Bond Portfolio:
ING VP Intermediate Bond Portfolio - Class I	ING VP Bond Portfolio - Class I

The following Divisions were available to contractowners during 2005 but did not have any activity as of December 31, 2005:

ING MarketPro Portfolio - Class I
ING MarketStyle Growth Portfolio - Class I
ING MarketStyle Moderate Growth Portfolio - Class I
ING MarketStyle Moderate Portfolio - Class I
ING VP Index Plus International Equity Portfolio - Service Class

During 2005, the following funds were closed to contractowners:

Alger American Growth Portfolio - Class O
Alger American Leveraged AllCap Portfolio - Class O
Alger American MidCap Growth Portfolio - Class O
Alger American Small Capitalization Portfolio - Class O
Fidelity® VIP Money Market Portfolio - Initial Class
ING AIM Mid Cap Growth Portfolio - Service Class
ING Marsico Growth Portfolio - Service Class
ING MFS Mid Cap Growth Portfolio - Service Class
ING PIMCO Total Return Portfolio - Service Class
ING Salomon Brothers Aggressive Growth Portfolio - Service Class
ING T. Rowe Price Equity Income Portfolio - Service Class
ING VP Disciplined LargeCap Portfolio - Class I
ING VP MagnaCap Portfolio - Class I
Janus Aspen Series International Growth Portfolio - Institutional Shares

Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Neuberger Berman AMT Partners Portfolio® - Class I
Pioneer Mid Cap Value VCT Portfolio - Class I
Premier VIT OpCap Equity Portfolio
Premier VIT OpCap Global Equity Portfolio
Premier VIT OpCap Small Cap Portfolio
Putnam VT Growth and Income Fund - Class IA Shares
Putnam VT International Growth Fund - Class IA Shares
Putnam VT New Opportunities Fund - Class IA Shares
Putnam VT Utilities Growth and Income Fund - Class IA Shares
Putnam VT Voyager Fund - Class IA Shares

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined using the specific identification basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ReliaStar Life.

Contractowner Reserves

Contractowner reserves of the Company are represented by net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ReliaStar Life will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar Life.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

3.   **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover ReliaStar Life's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Premium Expense Charge

ReliaStar Life deducts a premium charge ranging from 3.75% to 8.00% of each premium payment as defined in the Policies.

Mortality, Expense Risk and Other Charges

The monthly deduction includes a monthly mortality and expense risk charge, a cost of insurance charge, a monthly administrative charge, a monthly amount charge, and any charges for optional insurance benefits.

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Policies, deducts a mortality and expense risk charge from the assets of the Account. Monthly charges are deducted at annual rates of up to 0.90% of the average daily net asset value of each Division of the Account to cover these risks.

The cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of the Policies.

The monthly administrative charge currently ranges from $8.25 to $19.00 per month. Monthly administrative charges for Select*Life II, Flexdesign® VUL, Variable Estate Design and Variable Accumulation Design products are guaranteed not to exceed $12 per month.

The monthly amount charged and charges for optional insurance benefits vary based on a number of factors and are defined in the Policies.

Surrender and Lapse Charges

As defined in the Policies, ReliaStar Life assesses a surrender charge if the Policies lapse or are surrendered before a specified period.

Other Charges

A transfer charge of up to $25 may be imposed on each transfer between Divisions. A charge for partial withdrawals of $10 is also imposed in accordance with the terms of the Policy, and may be increased up to a maximum of $25.

4.   **Related Party Transactions**

During the year ended December 31, 2005, management fees were paid to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.26% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were also paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment manager to the ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolio, Inc., ING Variable Portfolios, Inc. and the ING Variable Products Trust. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.35% to 1.00% of the average net assets of each respective Fund of the Trusts.

In addition, management fees were paid to ING Life Insurance and Annuity Company, an affiliate of the Company, in its capacity as investment manager to ING Partners, Inc. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust.

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ending December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Demographic Trends Fund - Series I Shares	$ 929	$ 2,013	$ 1,562	$ 1,063
The Alger American Funds:				
Alger American Growth Portfolio - Class O	1,758	53,362	4,994	7,707
Alger American Leveraged AllCap Portfolio - Class O	274	5,722	972	1,370
Alger American MidCap Growth Portfolio - Class O	4,072	46,448	8,866	5,579
Alger American Small Capitalization Portfolio - Class O	286	1,303	1,952	10,334
American Funds Insurance Series:				
American Funds Insurance Series® Growth Fund - Class 2	13,814	1,119	12,326	299
American Funds Insurance Series® Growth Income Fund - Class 2	20,391	1,273	9,962	312
American Funds Insurance Series® International Fund - Class 2	12,594	312	7,771	149
Fidelity® Variable Insurance Products:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	726	3,088	9,362	11,966
Fidelity® VIP Contrafund - Initial Class	6,516	8,166	10,802	9,017
Fidelity® VIP Equity-Income Portfolio - Initial Class	10,613	19,494	42,402	43,202
Fidelity® VIP Growth Portfolio - Initial Class	5,405	20,336	42,320	50,421
Fidelity® VIP High Income Portfolio - Initial Class	4,630	4,278	10,453	10,442
Fidelity® VIP Index 500 Portfolio - Initial Class	1,881	2,458	11,865	97,018
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	5,161	5,785	6,903	5,562
Fidelity® VIP Money Market Portfolio - Initial Class	1,614	7,162	16,242	70,550
Fidelity® VIP Overseas Portfolio - Initial Class	312	1,693	3,715	5,033
ING Investors Trust:				
ING AIM Mid Cap Growth Portfolio - Service Class	650	1,110	296	41
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	993	20	-	-
ING Evergreen Health Sciences Portfolio - Class S	449	64	-	-
ING Evergreen Omega Portfolio - Institutional Class	114,247	4,198	-	-
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	1,139	27	-	-
ING FMR℠ Earnings Growth Portfolio - Institutional Class	45,687	2,921	-	-
ING Global Resources Portfolio - Institutional Class	3,264	489	731	91
ING International Portfolio - Service Class	544	187	602	408
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	28,608	3,521	10,201	293
ING JPMorgan Value Opportunities Portfolio - Institutional Class	41,676	1,328	-	-
ING Julius Baer Foreign Portfolio - Institutional Class	4,645	1,305	-	-
ING Legg Mason Value Portfolio - Institutional Class	2,914	379	1,055	9
ING Limited Maturity Bond Portfolio - Service Class	502	412	890	458
ING Liquid Assets Portfolio - Institutional Class	29,175	22,831	55,749	10,336
ING Lord Abbett Affiliated Portfolio - Institutional Class	100	189	264	63
ING Marsico Growth Portfolio - Institutional Class	3,961	278	-	-
ING Marsico Growth Portfolio - Service Class	824	3,075	1,430	285
ING Marsico International Opportunities Portfolio - Institutional Class	30,702	2,442	-	-

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

	Year Ending December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Mercury Large Cap Growth Portfolio - Service Class	$ 47	$ 2	$ -	$ -
ING Mercury Large Cap Value Portfolio - Institutional Class	1,603	1,795	12,814	747
ING MFS Mid Cap Growth Portfolio - Institutional Class	2,946	419	-	-
ING MFS Mid Cap Growth Portfolio - Service Class	205	2,758	1,092	262
ING MFS Total Return Portfolio - Institutional Class	2,549	1,640	1,100	310
ING MFS Utilities Portfolio - Institutional Class	1,987	143	-	-
ING MFS Utilities Portfolio - Service Class	1,142	498	-	-
ING Oppenheimer Main Street Portfolio® - Institutional Class	76	1	-	-
ING Pioneer Fund Portfolio - Service Class	26	-	-	-
ING Pioneer Mid Cap Value Portfolio - Class I	5,874	355	-	-
ING Stock Index Portfolio - Institutional Class	2,651	9,783	91,787	4,267
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	11,233	529	9,055	2,069
ING T. Rowe Price Equity Income Portfolio - Institutional Class	7,641	302	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	1,506	4,428	2,610	208
ING UBS U.S. Allocation Portfolio - Service Class	21	3	-	-
ING Van Kampen Equity Growth Portfolio - Institutional Class	831	2,985	22,680	1,632
ING Van Kampen Growth and Income Portfolio - Service Class	966	70	-	-
ING Van Kampen Real Estate Portfolio - Institutional Class	4,461	802	3,524	425
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Initial Class	433	14	-	-
ING American Century Select Portfolio - Initial Class	1,190	116	-	-
ING American Century Small Cap Value Portfolio - Initial Class	993	13	-	-
ING Baron Small Cap Growth Portfolio - Initial Class	2,079	32	-	-
ING Fundamental Research Portfolio - Initial Class	2,477	22	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	4,525	255	2,233	61
ING Oppenheimer Global Portfolio - Initial Class	47,549	2,713	-	-
ING Oppenheimer Strategic Income Portfolio - Service Class	345	37	-	-
ING PIMCO Total Return Portfolio - Initial Class	4,109	346	-	-
ING PIMCO Total Return Portfolio - Service Class	560	2,588	1,477	270
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	285	21	-	-
ING Salomon Brothers Aggressive Growth Portfolio - Service Class	49	210	157	78
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	69,958	5,395	-	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	6,085	124	-	-
ING Van Kampen Comstock Portfolio - Initial Class	3,722	475	2,271	81
ING Van Kampen Equity and Income Portfolio - Initial Class	975	107	165	24
ING Strategic Allocation Portfolio, Inc.:				
ING VP Strategic Allocation Balanced Portfolio - Class I	1,372	95	19	-
ING VP Strategic Allocation Growth Portfolio - Class I	2,278	134	339	-
ING VP Strategic Allocation Income Portfolio - Class I	255	29	3	-

	Year Ending December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Portfolios, Inc.:				
ING VP Index Plus LargeCap Portfolio - Class I	$ 594	$ 168	$ 870	$ 93
ING VP Index Plus MidCap Portfolio - Class I	7,419	107	1,675	90
ING VP Index Plus SmallCap Portfolio - Class I	7,082	87	1,195	62
ING VP Value Opportunity Portfolio - Class I	2,359	7	-	-
ING Variable Products Trust:				
ING VP Disciplined LargeCap Portfolio - Class I	169	2,823	393	359
ING VP High Yield Bond Portfolio - Class I	1,194	2,488	4,197	2,856
ING VP International Value Portfolio - Class I	5,213	5,493	9,589	5,576
ING VP MagnaCap Portfolio - Class I	401	2,699	748	353
ING VP MidCap Opportunities Portfolio - Class I	1,180	4,841	21,805	3,541
ING VP Real Estate Portfolio - Class S	1,103	213	-	-
ING VP SmallCap Opportunities Portfolio - Class I	752	3,879	2,382	4,301
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	3,040	411	2,085	650
Janus Aspen Series:				
Janus Aspen Series International Growth				
Portfolio - Institutional Shares	2,541	33,134	4,569	5,411
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	150	1,347	2,170	25,580
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	568	31,324	3,446	6,222
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	949	42,203	4,988	8,687
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth Portfolio® - Class I	295	14	-	-
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	3,601	3,013	4,108	3,721
Neuberger Berman AMT Partners Portfolio® - Class I	349	1,205	1,578	13,074
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	194	233	301	205
Pioneer Variable Contracts Trust:				
Pioneer Mid Cap Value VCT Portfolio - Class I	2,228	4,783	1,371	120
Pioneer Small Cap Value VCT Portfolio - Class I	2,062	413	913	158
Premier VIT:				
Premier VIT OpCap Equity Portfolio	504	6,565	1,000	900
Premier VIT OpCap Global Equity Portfolio	981	6,486	2,220	1,134
Premier VIT OpCap Managed Portfolio	1,325	1,871	3,085	2,665
Premier VIT OpCap Small Cap Portfolio	5,204	28,747	5,705	2,860
Putnam Variable Trust:				
Putnam VT Diversified Income Fund - Class IA Shares	76	160	136	201
Putnam VT Growth and Income Fund - Class IA Shares	1,359	46,887	3,818	6,359
Putnam VT International Growth Fund - Class IA Shares	18	1,158	49	232
Putnam VT New Opportunities Fund - Class IA Shares	1,194	38,393	1,498	4,059
Putnam VT Small Cap Value Fund - Class IA Shares	2,008	2,148	2,303	681
Putnam VT Utilities Growth and Income Fund - Class IA Shares	32	1,467	120	267
Putnam VT Voyager Fund - Class IA Shares	1,905	83,555	6,554	13,706

6. Changes in Units

The net changes in units outstanding follow:

| | Year Ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Demographic Trends Fund - Series I Shares	330,642	530,266	(199,624)	310,402	211,373	99,029
The Alger American Funds:						
Alger American Growth Portfolio - Class O	665,911	4,145,577	(3,479,666)	403,950	608,985	(205,035)
Alger American Leveraged AllCap Portfolio - Class O	888,608	1,728,063	(839,455)	170,473	240,007	(69,534)
Alger American MidCap Growth Portfolio - Class O	352,820	2,410,750	(2,057,930)	506,449	326,179	180,270
Alger American Small Capitalization Portfolio - Class O	37,254	130,612	(93,358)	217,435	1,081,873	(864,438)
American Funds Insurance Series:						
American Funds Insurance Series® Growth Fund - Class 2	1,587,508	303,692	1,283,816	944,059	22,621	921,438
American Funds Insurance Series® Growth Income Fund - Class 2	1,149,510	262,009	887,501	755,484	23,723	731,761
American Funds Insurance Series® International Fund - Class 2	876,278	159,779	716,499	528,813	10,627	518,186
Fidelity® Variable Insurance Products:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	32,688	147,992	(115,304)	358,862	493,233	(134,371)
Fidelity® VIP Contrafund - Initial Class	650,226	695,956	(45,730)	484,894	421,032	63,862
Fidelity® VIP Equity-Income Portfolio - Initial Class	468,350	898,449	(430,099)	1,044,378	1,104,829	(60,451)
Fidelity® VIP Growth Portfolio - Initial Class	555,883	1,057,682	(501,799)	1,037,073	1,302,603	(265,530)
Fidelity® VIP High Income Portfolio - Initial Class	249,212	365,504	(116,292)	445,451	532,349	(86,898)
Fidelity® VIP Index 500 Portfolio - Initial Class	81,254	102,901	(21,647)	394,516	3,421,905	(3,027,389)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	346,580	441,989	(95,409)	264,381	274,224	(9,843)
Fidelity® VIP Money Market Portfolio - Initial Class	142,930	419,369	(276,439)	942,713	4,437,723	(3,495,010)
Fidelity® VIP Overseas Portfolio - Initial Class	11,922	81,603	(69,681)	168,267	243,690	(75,423)
ING Investors Trust:						
ING AIM Mid Cap Growth Portfolio - Service Class	110,007	135,280	(25,273)	21,756	3,181	18,575
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	81,005	3,102	77,903	-	-	-
ING Evergreen Health Sciences Portfolio - Class S	41,644	6,672	34,972	-	-	-
ING Evergreen Omega Portfolio - Institutional Class	10,527,840	672,597	9,855,243	-	-	-
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	223,015	113,273	109,742	-	-	-

| | | **Year Ended December 31** | | | | |
| | | **2005** | | | **2004** | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	4,549,249	422,395	4,126,854	-	-	-
ING Global Resources Portfolio - Institutional Class	192,975	46,004	146,971	47,550	6,291	41,259
ING International Portfolio - Service Class	36,684	16,536	20,148	44,291	30,182	14,109
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	2,466,214	496,674	1,969,540	970,861	27,800	943,061
ING JPMorgan Value Opportunities Portfolio - Institutional Class	4,070,183	226,530	3,843,653	-	-	-
ING Julius Baer Foreign Portfolio - Institutional Class	420,893	130,456	290,437	-	-	-
ING Legg Mason Value Portfolio - Institutional Class	280,860	54,418	226,442	103,274	880	102,394
ING Limited Maturity Bond Portfolio - Service Class	57,660	51,383	6,277	84,308	45,082	39,226
ING Liquid Assets Portfolio - Institutional Class	4,491,237	3,999,891	491,346	5,530,883	1,030,126	4,500,757
ING Lord Abbett Affiliated Portfolio - Institutional Class	8,619	14,794	(6,175)	19,824	4,668	15,156
ING Marsico Growth Portfolio - Institutional Class	155,656	(75)	270,555	-	-	-
ING Marsico Growth Portfolio - Service Class	-	167,648	(167,648)	112,136	22,570	89,566
ING Marsico International Opportunities Portfolio - Institutional Class	2,767,680	298,748	2,468,932	-	-	-
ING Mercury Large Cap Growth Portfolio - Service Class	4,319	340	3,979	-	-	-
ING Mercury Large Cap Value Portfolio - Institutional Class	265,686	284,468	(18,782)	1,184,855	73,385	1,111,470
ING MFS Mid Cap Growth Portfolio - Institutional Class	169,502	267	439,261	-	-	-
ING MFS Mid Cap Growth Portfolio - Service Class	-	446,002	(446,002)	188,069	45,024	143,045
ING MFS Total Return Portfolio - Institutional Class	210,610	147,408	63,202	91,293	26,490	64,803
ING MFS Utilities Portfolio - Institutional Class	197,697	19,109	178,588	-	-	-
ING MFS Utilities Portfolio - Service Class	103,540	46,102	57,438	-	-	-
ING Oppenheimer Main Street Portfolio® - Institutional Class	7,120	170	6,950	-	-	-
ING Pioneer Fund Portfolio - Service Class	2,460	58	2,402	-	-	-
ING Pioneer Mid Cap Value Portfolio - Class I	571,312	54,426	516,886	-	-	-
ING Stock Index Portfolio - Institutional Class	1,368,218	2,011,105	(642,887)	8,821,236	415,692	8,405,544
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	881,018	252,792	628,226	642,508	152,520	489,988
ING T. Rowe Price Equity Income Portfolio - Institutional Class	385,560	(110)	515,296	-	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	-	214,263	(214,263)	198,257	16,013	182,244
ING UBS U.S. Allocation Portfolio - Service Class	2,119	395	1,724	-	-	-

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Van Kampen Equity Growth Portfolio - Institutional Class	340,641	553,302	(212,661)	2,217,271	164,599	2,052,672
ING Van Kampen Growth and Income Portfolio - Service Class	90,232	8,107	82,125	-	-	-
ING Van Kampen Real Estate Portfolio - Institutional Class	291,661	107,861	183,800	228,133	30,156	197,977
ING Partners Inc.:						
ING American Century Large Company Value Portfolio - Initial Class	42,032	2,132	39,900	-	-	-
ING American Century Select Portfolio - Initial Class	125,352	15,648	109,704	-	-	-
ING American Century Small Cap Value Portfolio - Initial Class	83,930	4,004	79,926	-	-	-
ING Baron Small Cap Growth Portfolio - Initial Class	199,402	10,842	188,560	-	-	-
ING Fundamental Research Portfolio - Initial Class	220,730	3,041	217,689	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	321,826	75,999	245,827	157,186	4,422	152,764
ING Oppenheimer Global Portfolio - Initial Class	4,897,070	607,897	4,289,173	-	-	-
ING Oppenheimer Strategic Income Portfolio - Service Class	33,894	3,943	29,951	-	-	-
ING PIMCO Total Return Portfolio - Initial Class	235,546	102	344,698	-	-	-
ING PIMCO Total Return Portfolio - Service Class	-	189,657	(189,657)	141,375	26,326	115,049
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	13,834	-	20,217	-	-	-
ING Salomon Brothers Aggressive Growth Portfolio - Service Class	-	12,874	(12,874)	12,335	6,350	5,985
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	6,929,243	855,186	6,074,057	-	-	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	577,300	24,440	552,860	-	-	-
ING Van Kampen Comstock Portfolio - Initial Class	333,827	96,573	237,254	193,944	7,072	186,872
ING Van Kampen Equity and Income Portfolio - Initial Class	86,753	13,575	73,178	15,454	2,249	13,205
ING Strategic Allocation Portfolio, Inc.:						
ING VP Strategic Allocation Balanced Portfolio - Class I	130,853	14,434	116,419	1,836	14	1,822
ING VP Strategic Allocation Growth Portfolio - Class I	213,202	21,895	191,307	30,815	5	30,810
ING VP Strategic Allocation Income Portfolio - Class I	23,966	2,932	21,034	294	8	286
ING Variable Portfolios, Inc.:						
ING VP Index Plus LargeCap Portfolio - Class I	61,623	26,301	35,322	80,745	8,798	71,947
ING VP Index Plus MidCap Portfolio - Class I	593,393	70,563	522,830	146,129	7,683	138,446
ING VP Index Plus SmallCap Portfolio - Class I	558,655	57,396	501,259	102,109	5,373	96,736
ING VP Value Opportunity Portfolio - Class I	473,380	237,794	235,586	-	-	-

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

| | **Year Ended December 31** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Products Trust:						
ING VP Disciplined LargeCap Portfolio - Class I	199,319	398,674	(199,355)	36,859	34,027	2,832
ING VP High Yield Bond Portfolio - Class I	138,315	276,505	(138,190)	359,066	267,462	91,604
ING VP International Value Portfolio - Class I	326,221	469,329	(143,108)	158,847	55,851	102,996
ING VP MagnaCap Portfolio - Class I	251,687	487,149	(235,462)	515,323	314,546	200,777
ING VP MidCap Opportunities Portfolio - Class I	579,405	1,090,187	(510,782)	76,623	37,592	39,031
ING VP Real Estate Portfolio - Class S	104,583	24,276	80,307	3,280,695	529,042	2,751,653
ING VP SmallCap Opportunities Portfolio - Class I	145,652	260,754	(115,102)	-	-	-
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	289,510	90,629	198,881	131,761	205,611	(73,850)
Janus Aspen Series:						
Janus Aspen Series International Growth Portfolio - Institutional Shares	396,425	2,076,516	(1,680,091)	192,401	2,056,559	(1,864,158)
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	119,655	224,145	(104,490)	336,656	412,899	(76,243)
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	314,515	2,378,311	(2,063,796)	276,156	475,375	(199,219)
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	521,042	3,788,062	(3,267,020)	403,204	733,157	(329,953)
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Growth Portfolio® - Class I	25,606	1,450	24,156	-	-	-
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	361,190	349,730	11,460	269,465	278,768	(9,303)
Neuberger Berman AMT Partners Portfolio® - Class I	30,465	87,249	(56,784)	138,645	1,082,751	(944,106)
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	26,226	29,530	(3,304)	25,283	17,313	7,970
Pioneer Variable Contracts Trust:						
Pioneer Mid Cap Value VCT Portfolio - Class I	170,621	358,490	(187,869)	108,727	9,626	99,101
Pioneer Small Cap Value VCT Portfolio - Class I	182,622	61,913	120,709	83,718	14,297	69,421
Premier VIT						
Premier VIT OpCap Equity Portfolio	449,560	866,610	(417,050)	76,981	72,243	4,738
Premier VIT OpCap Global Equity Portfolio	135,363	494,700	(359,337)	166,110	85,200	80,910
Premier VIT OpCap Managed Portfolio	171,727	255,350	(83,623)	245,832	225,833	19,999
Premier VIT OpCap Small Cap Portfolio	245,571	1,752,765	(1,507,194)	353,873	183,424	170,449

| | **Year Ended December 31** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Putnam Variable Trust:						
Putnam VT Diversified Income Fund - Class IA Shares	294	8,365	(8,071)	2,064	11,162	(9,098)
Putnam VT Growth and Income Fund - Class IA Shares	216,857	1,815,100	(1,598,243)	128,007	253,955	(125,948)
Putnam VT International Growth Fund - Class IA Shares	91,214	192,738	(101,524)	3,348	24,173	(20,825)
Putnam VT New Opportunities Fund - Class IA Shares	212,260	1,975,523	(1,763,263)	79,827	216,757	(136,930)
Putnam VT Small Cap Value Fund - Class IA Shares	161,122	200,918	(39,796)	152,667	46,620	106,047
Putnam VT Utilities Growth and Income Fund - Class IA Shares	49,558	109,622	(60,064)	5,144	14,361	(9,217)
Putnam VT Voyager Fund - Class IA Shares	338,704	3,561,885	(3,223,181)	276,059	585,819	(309,760)

7.   Unit Summary

Division	Units Outstanding	Unit Value		Extended Value	
AIM V.I. Demographic Trends Fund - Series I Shares					
Select*Life Series 2000	1,044,413.621	$	5.75	$	6,005,378
	1,044,413.621			$	6,005,378
American Funds Insurance Series® Growth Fund - Class 2					
Select*Life I	38,908.845	$	12.15	$	472,742
Select*Life Series 2000	2,366,655.392		16.47		38,978,814
	2,405,564.237			$	39,451,556
American Funds Insurance Series® Growth Income Fund - Class 2					
Select*Life I	27,614.714	$	11.10	$	306,523
Select*Life Series 2000	1,730,528.156		14.77		25,559,901
	1,758,142.870			$	25,866,424
American Funds Insurance Series® International Fund - Class 2					
Select*Life I	15,714.712	$	12.41	$	195,020
Select*Life Series 2000	1,330,625.355		19.65		26,146,788
	1,346,340.067			$	26,341,808
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class					
Select*Life I	256,513.888	$	27.76	$	7,120,826
Select*Life Series 2000	272,354.579		20.98		5,713,999
	528,868.467			$	12,834,825
Fidelity® VIP Contrafund® Portfolio - Initial Class					
Select*Life I	237,760.754	$	20.11	$	4,781,369
Select*Life Series 2000	3,006,414.099		38.28		115,085,532
	3,244,174.853			$	119,866,901
Fidelity® VIP Equity-Income Portfolio - Initial Class					
Select*Life I	659,344.962	$	51.39	$	33,883,738
Select*Life Series 2000	2,450,984.179		32.95		80,759,929
	3,110,329.141			$	114,643,667
Fidelity® VIP Growth Portfolio - Initial Class					
Select*Life I	816,239.385	$	48.36	$	39,473,337
Select*Life Series 2000	2,684,160.207		27.35		73,411,782
	3,500,399.592			$	112,885,119
Fidelity® VIP High Income Portfolio - Initial Class					
Select*Life I	171,797.634	$	29.47	$	5,062,876
Select*Life Series 2000	764,174.077		16.58		12,670,006
	935,971.711			$	17,732,882
Fidelity® VIP Index 500 Portfolio - Initial Class					
Select*Life I	229,857.965	$	31.23	$	7,178,464
Select*Life Series 2000	151.083		32.18		4,862
	230,009.048			$	7,183,326

Division	Units Outstanding	Unit Value		Extended Value	
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class					
Select*Life I	91,508.746	$	23.91	$	2,187,974
Select*Life Series 2000	963,804.931		20.42		19,680,897
	1,055,313.677			$	21,868,871
Fidelity® VIP Overseas Portfolio - Initial Class					
Select*Life I	131,268.021	$	29.84	$	3,917,038
Select*Life Series 2000	267,297.003		22.14		5,917,956
	398,565.024			$	9,834,994
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class					
Select*Life I	4,517.439	$	12.80	$	57,823
Select*Life Series 2000	73,385.162		12.87		944,467
	77,902.601			$	1,002,290
ING Evergreen Health Sciences Portfolio - Class S					
Select*Life I	812.175	$	11.20	$	9,096
Select*Life Series 2000	34,160.150		11.27		384,985
	34,972.325			$	394,081
ING Evergreen Omega Portfolio - Institutional Class					
Select*Life I	356,816.293	$	11.43	$	4,078,410
Select*Life Series 2000	9,498,426.280		11.50		109,231,902
	9,855,242.573			$	113,310,312
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class					
Select*Life I	371.830	$	10.17	$	3,782
Select*Life Series 2000	109,369.690		10.18		1,113,383
	109,741.520			$	1,117,165
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class					
Select*Life I	203,272.960	$	10.58	$	2,150,628
Select*Life Series 2000	3,923,580.726		10.64		41,746,899
	4,126,853.686			$	43,897,527
ING Global Resources Portfolio - Institutional Class					
Select*Life I	30,167.604	$	13.57	$	409,374
Select*Life Series 2000	164,871.457		22.48		3,706,310
	195,039.061			$	4,115,684
ING International Portfolio - Service Class					
Select*Life Series 2000	41,633.812	$	17.03	$	709,024
	41,633.812			$	709,024
ING JPMorgan Small Cap Equity Portfolio - Institutional Class					
Select*Life I	200,306.105	$	11.55	$	2,313,536
Select*Life Series 2000	2,712,294.179		12.57		34,093,538
	2,912,600.284			$	36,407,074
ING JPMorgan Value Opportunities Portfolio - Institutional Class					
Select*Life I	188,177.142	$	10.70	$	2,013,495
Select*Life Series 2000	3,655,475.753		10.76		39,332,919
	3,843,652.895			$	41,346,414

Division	Units Outstanding	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Institutional			
Select*Life I	18,184.354	$ 11.81	$ 214,757
Select*Life Series 2000	272,252.549	11.88	3,234,360
	290,436.903		$ 3,449,117
ING Legg Mason Value Portfolio - Institutional Class			
Select*Life I	2,055.877	$ 11.55	$ 23,745
Select*Life Series 2000	326,780.545	12.12	3,960,580
	328,836.422		$ 3,984,325
ING Limited Maturity Bond Portfolio - Service Class			
Select*Life Series 2000	57,297.321	$ 10.44	$ 598,184
	57,297.321		$ 598,184
ING Liquid Assets Portfolio - Institutional Class			
Select*Life I	530,232.026	$ 10.18	$ 5,397,762
Select*Life Series 2000	4,461,870.693	10.39	46,358,837
	4,992,102.719		$ 51,756,599
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Select*Life I	330.957	$ 11.10	$ 3,674
Select*Life Series 2000	14,654.645	14.80	216,889
	14,985.602		$ 220,563
ING Marsico Growth Portfolio - Institutional Class			
Select*Life I	7,078.218	$ 11.55	$ 81,753
Select*Life Series 2000	263,476.977	15.41	4,060,180
	270,555.195		$ 4,141,933
ING Marsico International Opportunities Portfolio - Institutional Class			
Select*Life I	135,153.178	$ 12.49	$ 1,688,063
Select*Life Series 2000	2,333,778.718	12.56	29,312,261
	2,468,931.896		$ 31,000,324
ING Mercury Large Cap Growth Portfolio - Service Class			
Select*Life I	237.092	$ 11.68	$ 2,769
Select*Life Series 2000	3,742.346	11.75	43,973
	3,979.438		$ 46,742
ING Mercury Large Cap Value Portfolio - Institutional Class			
Select*Life I	85,710.538	$ 11.27	$ 965,958
Select*Life Series 2000	1,006,977.684	11.66	11,741,360
	1,092,688.222		$ 12,707,318
ING MFS Mid Cap Growth Portfolio - Institutional Class			
Select*Life I	367.948	$ 11.53	$ 4,242
Select*Life Series 2000	438,892.758	6.62	2,905,470
	439,260.706		$ 2,909,712
ING MFS Total Return Portfolio - Institutional Class			
Select*Life I	909.579	$ 10.48	$ 9,532
Select*Life Series 2000	145,003.108	13.11	1,900,991
	145,912.687		$ 1,910,523

Division	Units Outstanding	Unit Value	Extended Value
ING MFS Utilities Portfolio - Institutional Class			
Select*Life I	13,503.422	$ 10.03	$ 135,439
Select*Life Series 2000	165,084.517	10.06	1,660,750
	178,587.939		$ 1,796,189
ING MFS Utilities Portfolio - Service Class			
Select*Life Series 2000	57,438.390	$ 11.50	$ 660,541
	57,438.390		$ 660,541
ING Oppenheimer Main Street Portfolio® - Institutional Class			
Select*Life Series 2000	6,949.511	$ 11.19	$ 77,765
	6,949.511		$ 77,765
ING Pioneer Fund Portfolio - Service Class			
Select*Life Series 2000	2,401.542	$ 11.08	$ 26,609
	2,401.542		$ 26,609
ING Pioneer Mid Cap Value Portfolio - Class I			
Select*Life I	551.156	$ 10.96	$ 6,041
Select*Life Series 2000	516,334.404	11.02	5,690,005
	516,885.560		$ 5,696,046
ING Stock Index Portfolio - Institutional Class			
Select*Life I	2,265.503	$ 10.98	$ 24,875
Select*Life Series 2000	7,760,391.369	11.56	89,710,124
	7,762,656.872		$ 89,734,999
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class			
Select*Life I	27,607.319	$ 11.08	$ 305,889
Select*Life Series 2000	1,845,591.908	16.20	29,898,589
	1,873,199.227		$ 30,204,478
ING T. Rowe Price Equity Income Portfolio - Institutional Class			
Select*Life I	10,474.437	$ 10.74	$ 112,495
Select*Life Series 2000	504,821.588	14.66	7,400,684
	515,296.025		$ 7,513,179
ING UBS U.S. Allocation Portfolio - Service Class			
Select*Life Series 2000	1,723.763	$ 10.94	$ 18,858
	1,723.763		$ 18,858
ING Van Kampen Equity Growth Portfolio - Institutional Class			
Select*Life I	3,971.461	$ 12.74	$ 50,596
Select*Life Series 2000	1,836,039.468	12.39	22,748,529
	1,840,010.929		$ 22,799,125
ING Van Kampen Growth and Income Portfolio - Service Class			
Select*Life I	429.880	$ 11.20	$ 4,815
Select*Life Series 2000	81,694.821	11.27	920,701
	82,124.701		$ 925,516

Division	Units Outstanding	Unit Value		Extended Value	
ING Van Kampen Real Estate Portfolio - Institutional Class					
Select*Life Series 2000	415,049.490	$	21.00	$	8,716,039
	415,049.490			$	8,716,039
ING American Century Large Company Value Portfolio - Initial Class					
Select*Life Series 2000	39,900.485	$	10.73	$	428,132
	39,900.485			$	428,132
ING American Century Select Portfolio - Initial Class					
Select*Life I	109,441.542	$	10.75	$	1,176,497
Select*Life Series 2000	262.080		10.81		2,833
	109,703.622			$	1,179,330
ING American Century Small Cap Value Portfolio - Initial Class					
Select*Life I	1,415.266	$	11.41	$	16,148
Select*Life Series 2000	78,511.035		11.47		900,522
	79,926.301			$	916,670
ING Baron Small Cap Growth Portfolio - Initial Class					
Select*Life I	12,961.720	$	11.09	$	143,745
Select*Life Series 2000	175,598.757		11.15		1,957,926
	188,560.477			$	2,101,671
ING Fundamental Research Portfolio - Initial Class					
Select*Life I	11,440.968	$	11.09	$	126,880
Select*Life Series 2000	206,247.811		11.15		2,299,663
	217,688.779			$	2,426,543
ING JPMorgan Mid Cap Value Portfolio - Initial Class					
Select*Life I	14,638.306	$	11.00	$	161,021
Select*Life Series 2000	414,621.291		16.43		6,812,228
	429,259.597			$	6,973,249
ING Oppenheimer Global Portfolio - Initial Class					
Select*Life I	332,414.919	$	12.03	$	3,998,951
Select*Life Series 2000	3,956,757.846		12.09		47,837,202
	4,289,172.765			$	51,836,153
ING Oppenheimer Strategic Income Portfolio - Service Class					
Select*Life I	2,300.481	$	10.14	$	23,327
Select*Life Series 2000	27,650.400		10.19		281,758
	29,950.881			$	305,085
ING PIMCO Total Return Portfolio - Initial Class					
Select*Life I	8,622.099	$	10.12	$	87,256
Select*Life Series 2000	336,076.179		10.83		3,639,705
	344,698.278			$	3,726,961
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class					
Select*Life Series 2000	20,217.227	$	15.05	$	304,269
	20,217.227			$	304,269

Division	Units Outstanding	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Select*Life I	445,391.486	$ 11.74	$ 5,228,896
Select*Life Series 2000	5,628,665.144	11.80	66,418,249
	6,074,056.630		$ 71,647,145
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Select*Life I	34,429.619	$ 11.28	$ 388,366
Select*Life Series 2000	518,430.492	11.35	5,884,186
	552,860.111		$ 6,272,552
ING Van Kampen Comstock Portfolio - Initial Class			
Select*Life I	10,307.277	$ 10.66	$ 109,876
Select*Life Series 2000	543,098.046	13.23	7,185,187
	553,405.323		$ 7,295,063
ING Van Kampen Equity and Income Portfolio - Initial Class			
Select*Life I	1,544.834	$ 10.93	$ 16,885
Select*Life Series 2000	88,380.421	12.41	1,096,801
	89,925.255		$ 1,113,686
ING VP Strategic Allocation Balanced Portfolio - Class I			
Select*Life I	8,778.930	$ 10.75	$ 94,373
Select*Life Series 2000	109,461.896	11.27	1,233,636
	118,240.826		$ 1,328,009
ING VP Strategic Allocation Growth Portfolio - Class I			
Select*Life I	11,070.683	$ 11.01	$ 121,888
Select*Life Series 2000	211,046.524	11.68	2,465,023
	222,117.207		$ 2,586,911
ING VP Strategic Allocation Income Portfolio - Class I			
Select*Life I	570.973	$ 10.52	$ 6,007
Select*Life Series 2000	20,749.324	10.90	226,168
	21,320.297		$ 232,175
ING VP Index Plus LargeCap Portfolio - Class I			
Select*Life I	1,082.188	$ 11.03	$ 11,937
Select*Life Series 2000	144,598.786	12.12	1,752,537
	145,680.974		$ 1,764,474
ING VP Index Plus MidCap Portfolio - Class I			
Select*Life I	4,159.229	$ 11.65	$ 48,455
Select*Life Series 2000	760,459.998	14.02	10,661,649
	764,619.227		$ 10,710,104
ING VP Index Plus SmallCap Portfolio - Class I			
Select*Life I	7,929.913	$ 11.55	$ 91,590
Select*Life Series 2000	644,851.303	14.11	9,098,852
	652,781.216		$ 9,190,442

Division	Units Outstanding	Unit Value		Extended Value	
ING VP Value Opportunity Portfolio - Class I					
Select*Life Series 2000	235,586.167	$	9.94	$	2,341,726
	235,586.167			$	2,341,726
ING VP High Yield Bond Portfolio - Class I					
Select*Life I	17,511.408	$	10.70	$	187,372
Select*Life Series 2000	325,326.420		11.45		3,724,988
	342,837.828			$	3,912,360
ING VP International Value Portfolio - Class I					
Select*Life I	99,961.474	$	21.41	$	2,140,175
Select*Life Series 2000	1,270,930.283		22.90		29,104,303
	1,370,891.757			$	31,244,478
ING VP MidCap Opportunities Portfolio - Class I					
Select*Life I	61,145.129	$	14.49	$	885,993
Select*Life Series 2000	2,596,684.851		7.58		19,682,871
	2,657,829.980			$	20,568,864
ING VP Real Estate Portfolio - Class S					
Select*Life I	5,190.215	$	11.59	$	60,155
Select*Life Series 2000	75,116.700		11.65		875,110
	80,306.915			$	935,265
ING VP SmallCap Opportunities Portfolio - Class I					
Select*Life I	58,686.588	$	18.53	$	1,087,462
Select*Life Series 2000	663,225.424		30.51		20,235,008
	721,912.012			$	21,322,470
ING VP Intermediate Bond Portfolio - Class I					
Select*Life I	2,463.677	$	10.16	$	25,031
Select*Life Series 2000	404,902.095		12.36		5,004,590
	407,365.772			$	5,029,621
Neuberger Berman AMT Growth Portfolio® - Class I					
Select*Life I	96.243	$	12.29	$	1,183
Select*Life Series 2000	24,060.256		12.36		297,385
	24,156.499			$	298,568
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I					
Select*Life I	46,032.677	$	13.01	$	598,885
Select*Life Series 2000	1,020,770.759		13.92		14,209,129
	1,066,803.436			$	14,808,014
Neuberger Berman AMT Socially Responsive Portfolio® - Class I					
Select*Life Series 2000	105,685.416	$	14.15	$	1,495,449
	105,685.416			$	1,495,449
Pioneer Small Cap Value VCT Portfolio - Class I					
Select*Life Series 2000	262,056.724	$	13.80	$	3,616,383
	262,056.724			$	3,616,383

Division	Units Outstanding	Unit Value		Extended Value	
Premier VIT OpCap Managed Portfolio					
Select*Life I	76,338.849	$	13.18	$	1,006,146
Select*Life Series 2000	904,871.395		14.09		12,749,638
	981,210.244			$	13,755,784
Putnam VT Diversified Income Fund - Class IA Shares					
Select*Life I	1,653.651	$	18.97	$	31,370
Select*Life Series 2000	44,102.441		20.04		883,813
	45,756.092			$	915,183
Putnam VT Small Cap Value Fund - Class IA Shares					
Select*Life Series 2000	517,793.545	$	18.38	$	9,517,045
	517,793.545			$	9,517,045

8. Financial Highlights

A summary of unit values and units outstanding for variable life Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Demographic Trends Fund - Series I Shares						
2005	1,044	$5.75	$ 6,005	- %	0.00%	6.28%
2004	1,244	$5.41	6,730	-	0.00%	8.20%
2003	1,145	$5.00	5,725	-	0.00%	37.36%
2002	941	$3.64	3,425	-	0.00%	-32.20%
2001	802	$5.36	4,304	-	0.00%	-31.91%
American Funds Insurance Series® Growth Fund - Class 2						
2005	2,406	$12.15 to $16.47	39,452	0.82	0.00% to 0.80%	16.23%
2004	1,122	$14.17	15,895	0.24	0.00%	12.46%
2003	200	$12.60	2,524	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
American Funds Insurance Series® Growth Income Fund - Class 2						
2005	1,758	$11.10 to $14.77	25,866	1.65	0.00% to 0.80%	5.80%
2004	871	$13.96	12,154	1.25	0.00%	10.36%
2003	139	$12.65	1,757	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
American Funds Insurance Series® International Fund - Class 2						
2005	1,346	$12.41 to $19.65	26,342	1.83	0.00% to 0.80%	21.52%
2004	630	$16.17	10,185	1.80	0.00%	19.34%
2003	112	$13.55	1,513	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class						
2005	529	$20.98 to $27.76	$ 12,835	2.72 %	0.00% to 0.80%	3.20% to 4.02%
2004	644	$20.17 to $26.90	15,075	2.82	0.00% to 0.80%	4.63% to 5.49%
2003	779	$19.12 to $25.71	17,320	3.72	0.00% to 0.80%	17.02% to 17.95%
2002	919	$16.21 to $21.97	17,370	4.12	0.00% to 0.80%	-9.46% to -8.73%
2001	1,097	$17.76 to $24.26	22,760	4.43	0.00% to 0.80%	-4.86% to -4.09%
Fidelity® VIP Contrafund® Portfolio - Initial Class						
2005	3,244	$20.11 to $38.28	119,867	0.28	0.00% to 0.80%	15.97% to 16.92%
2004	3,290	$17.34 to $32.74	104,212	0.32	0.00% to 0.80%	14.61% to 15.49%
2003	3,226	$15.13 to $28.35	88,758	0.42	0.00% to 0.80%	27.46% to 28.45%
2002	2,961	$11.87 to $22.07	63,546	0.80	0.00% to 0.80%	-10.07% to -9.35%
2001	2,884	$13.21 to $24.34	68,158	0.78	0.00% to 0.80%	-12.95% to -12.24%
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2005	3,110	$32.95 to $51.39	114,643	1.64	0.00% to 0.80%	5.01% to 5.85%
2004	3,540	$31.13 to $48.94	123,320	1.49	0.00% to 0.80%	10.65% to 11.54%
2003	3,601	$27.91 to $44.23	113,438	1.64	0.00% to 0.80%	29.29% to 30.36%
2002	3,384	$21.41 to $34.21	83,106	1.68	0.00% to 0.80%	-17.61% to -16.95%
2001	3,387	$25.78 to $41.52	101,346	1.69	0.00% to 0.80%	-5.72% to -4.96%
Fidelity® VIP Growth Portfolio - Initial Class						
2005	3,500	$27.35 to $48.36	112,884	0.50	0.00% to 0.80%	4.95% to 5.80%
2004	4,002	$25.85 to $46.08	122,198	0.26	0.00% to 0.80%	2.56% to 3.40%
2003	4,268	$25.00 to $44.93	126,812	0.26	0.00% to 0.80%	31.80% to 32.84%
2002	4,391	$18.82 to $34.09	99,310	0.25	0.00% to 0.80%	-30.67% to -30.10%
2001	4,436	$26.93 to $49.17	146,559	0.08	0.00% to 0.80%	-18.31% to -17.65%
Fidelity® VIP High Income Portfolio - Initial Class						
2005	936	$16.58 to $29.47	17,733	14.33	0.00% to 0.80%	1.87% to 2.73%
2004	1,052	$16.14 to $28.93	19,594	8.00	0.00% to 0.80%	8.72%
2003	1,139	$14.73 to $26.61	19,369	6.75	0.00% to 0.80%	26.23% to 27.31%
2002	1,011	$11.57 to $21.08	13,890	10.14	0.00% to 0.80%	2.62% to 3.44%
2001	1,234	$11.19 to $20.54	16,110	12.86	0.00% to 0.80%	-12.44% to -11.73%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Index 500 Portfolio - Initial Class						
2005	230	$31.23 to $32.18	$ 7,183	1.77 %	0.00% to 0.80%	4.00% to 4.82%
2004	252	$30.03 to $30.70	7,558	2.42	0.00% to 0.80%	9.72% to 10.63%
2003	3,279	$27.37 to $27.75	90,894	1.38	0.00% to 0.80%	27.42% to 28.41%
2002	3,111	$21.48 to $21.61	67,202	1.26	0.00% to 0.80%	-22.87% to -22.25%
2001	2,924	$27.80 to $27.86	81,285	1.12	0.00% to 0.80%	-12.81% to -12.10%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class						
2005	1,055	$20.42 to $23.91	21,869	3.70	0.00% to 0.80%	1.36% to 2.20%
2004	1,151	$19.98 to $23.59	23,360	4.01	0.00% to 0.80%	3.65% to 4.44%
2003	1,161	$19.13 to $22.76	22,622	3.80	0.00% to 0.80%	4.36% to 5.17%
2002	1,096	$18.19 to $21.81	20,365	3.20	0.00% to 0.80%	9.46% to 10.34%
2001	719	$16.48 to $19.93	12,228	4.34	0.00% to 0.80%	7.59% to 8.46%
Fidelity® VIP Overseas Portfolio - Initial Class						
2005	399	$22.14 to $29.84	9,835	0.63	0.00% to 0.80%	18.13% to 19.03%
2004	468	$18.60 to $25.26	9,726	1.14	0.00% to 0.80%	12.72% to 13.62%
2003	544	$16.37 to $22.41	9,956	0.82	0.00% to 0.80%	42.20% to 43.35%
2002	657	$11.42 to $15.76	8,400	0.81	0.00% to 0.80%	-20.92% to -20.28%
2001	807	$14.32 to $19.93	12,989	5.72	0.00% to 0.80%	-21.80% to -21.17%
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class						
2005	78	$12.80 to $12.87	1,002	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Health Sciences Portfolio - Class S						
2005	35	$11.20 to $11.27	394	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Evergreen Omega Portfolio - Institutional Class						
2005	9,855	$11.43 to $11.50	$ 113,310	(e) %	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2005	110	$10.17 to $10.18	1,117	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Earnings Growth Portfolio - Institutional Class						
2005	4,127	$10.58 to $10.64	43,898	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Global Resources Portfolio - Institutional Class						
2005	195	$13.57 to $22.48	4,116	0.61	0.00% to 0.80%	38.08%
2004	48	$16.28	783	1.58	0.00%	6.68%
2003	7	$15.26	104	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING International Portfolio - Service Class						
2005	42	$17.03	709	2.46	0.00%	10.51%
2004	21	$15.41	331	1.40	0.00%	16.74%
2003	7	$13.20	97	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

92

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Small Cap Equity Portfolio - Institutional Class						
2005	2,913	$11.55 to $12.57	$ 36,407	- %	0.00% to 0.80%	3.97%
2004	943	$12.09	11,402	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Value Opportunities Portfolio - Institutional Class						
2005	3,844	$10.70 to $10.76	41,346	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign Portfolio - Institutional Class						
2005	290	$11.81 to $11.88	3,449	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Legg Mason Value Portfolio - Institutional Class						
2005	329	$11.55 to $12.12	3,984	-	0.00% to 0.80%	6.13%
2004	102	$11.42	1,169	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Limited Maturity Bond Portfolio - Service Class						
2005	57	$10.44	598	4.03	0.00%	1.66%
2004	51	$10.27	524	8.40	0.00%	1.38%
2003	12	$10.13	119	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Liquid Assets Portfolio - Institutional Class						
2005	4,992	$10.18 to $10.39	$ 51,757	2.98 %	0.00% to 0.80%	2.97%
2004	4,501	$10.09	45,412	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Lord Abbett Affiliated Portfolio - Institutional Class						
2005	15	$11.10 to $14.80	221	1.49	0.00% to 0.80%	5.71%
2004	21	$14.00	296	1.08	0.00%	10.32%
2003	6	$12.69	76	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Marsico Growth Portfolio - Institutional Class						
2005	271	$11.55 to $15.41	4,142	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico International Opportunities Portfolio - Institutional Class						
2005	2,469	$12.49 to $12.56	31,000	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Mercury Large Cap Growth Portfolio - Service Class						
2005	4	$11.68 to $11.75	47	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Mercury Large Cap Value Portfolio - Institutional Class						
2005	1,093	$11.27 to $11.66	$ 12,707	- %	0.00% to 0.80%	5.62%
2004	1,111	$11.04	12,271	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING MFS Mid Cap Growth Portfolio - Institutional Class						
2005	439	$6.62 to $11.53	2,910	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return Portfolio - Institutional Class						
2005	146	$10.48 to $13.11	1,911	2.64	0.00% to 0.80%	3.15%
2004	83	$12.71	1,051	3.19	0.00%	6.99%
2003	18	$11.40	204	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING MFS Utilities Portfolio - Institutional Class						
2005	179	$10.03 to $10.06	1,796	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Utilities Portfolio - Service Class						
2005	57	$11.50	661	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Main Street Portfolio® - Institutional Class						
2005	7	$11.19	$ 78	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Fund Portfolio - Service Class						
2005	2	$11.08	27	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Mid Cap Value Portfolio - Class I						
2005	517	$10.96 to $11.02	5,696	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Stock Index Portfolio - Institutional Class						
2005	7,763	$10.98 to $11.56	89,735	-	0.00% to 0.80%	4.62%
2004	8,406	$11.05	92,881	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class						
2005	1,873	$11.08 to $16.20	30,204	1.46	0.00% to 0.80%	8.00%
2004	1,245	$15.00	18,675	1.45	0.00%	16.82%
2003	755	$12.84	9,694	0.56	0.00%	25.39%
2002	528	$10.24	5,405	4.05	0.00%	0.48%
2001	142	$10.19	1,450	(a)	0.00%	(a)

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Equity Income Portfolio - Institutional Class						
2005	515	$10.74 to $14.66	$ 7,513	(e) %	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING UBS U.S. Allocation Portfolio - Service Class						
2005	2	$10.94	19	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity Growth Portfolio - Institutional Class						
2005	1,840	$12.39 to $12.74	22,799	0.49	0.00% to 0.80%	15.47%
2004	2,053	$10.73	22,025	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Van Kampen Growth and Income Portfolio - Service Class						
2005	82	$11.20 to $11.27	926	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Real Estate Portfolio - Institutional Class						
2005	415	$21.00	8,716	1.29	0.00%	17.12%
2004	231	$17.93	4,146	2.27	0.00%	38.14%
2003	33	$12.98	432	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Large Company Value Portfolio - Initial Class						
2005	40	10.73	$ 428	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Select Portfolio - Initial Class						
2005	110	$10.75 to $10.81	1,179	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Small Cap Value Portfolio - Initial Class						
2005	80	$11.41 to $11.47	917	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Baron Small Cap Growth Portfolio - Initial Class						
2005	189	$11.09 to $11.15	2,102	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Fundamental Research Portfolio - Initial Class						
2005	218	$11.09 to $11.15	2,427	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Mid Cap Value Portfolio - Initial Class						
2005	429	$11.00 to $16.43	$ 6,973	0.71 %	0.00% to 0.80%	8.74%
2004	183	$15.11	2,722	0.51	0.00%	20.88%
2003	31	$12.50	383	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Oppenheimer Global Portfolio - Initial Class						
2005	4,289	$12.03 to $12.09	51,836	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2005	30	$10.14 to $10.19	305	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Initial Class						
2005	345	$10.12 to $10.83	3,727	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class						
2005	20	15.05	304	(e)	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2005	6,074	$11.74 to $11.80	$ 71,647	(e) %	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2005	553	$11.28 to $11.35	6,273	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Comstock Portfolio - Initial Class						
2005	553	$10.66 to $13.23	7,295	0.64	0.00% to 0.80%	3.68%
2004	316	$12.76	4,034	-	0.00%	16.96%
2003	129	$10.91	1,410	1.22	0.00%	29.88%
2002	27	$8.40	225	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2005	90	$10.93 to $12.41	1,114	0.09	0.00% to 0.80%	8.01%
2004	17	$11.49	192	0.87	0.00%	10.91%
2003	4	$10.36	37	-	0.00%	27.43%
2002	1	$8.13	7	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Balanced Portfolio - Class I						
2005	118	$10.75 to $11.27	1,328	0.90	0.00% to 0.80%	4.64%
2004	2	$10.77	20	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Growth Portfolio - Class I						
2005	222	$11.01 to $11.68	$ 2,587	1.25 %	0.00% to 0.80%	6.18%
2004	31	$11.00	3	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Strategic Allocation Income Portfolio - Class I						
2005	21	$10.52 to $10.90	232	0.40	0.00% to 0.80%	3.81%
2004	-	$10.50	339	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Index Plus LargeCap Portfolio - Class I						
2005	146	$11.03 to $12.12	1,764	1.22	0.00% to 0.80%	5.39%
2004	110	$11.50	1,269	1.08	0.00%	10.58%
2003	38	$10.40	399	0.46	0.00%	26.06%
2002	5	$8.25	37	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus MidCap Portfolio - Class I						
2005	765	$11.65 to $14.02	10,710	0.40	0.00% to 0.80%	11.18%
2004	242	$12.61	3,049	0.34	0.00%	16.54%
2003	103	$10.82	1,118	0.33	0.00%	32.44%
2002	13	$8.17	105	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus SmallCap Portfolio - Class I						
2005	653	$11.55 to $14.11	9,190	0.28	0.00% to 0.80%	7.63%
2004	152	$13.11	1,986	0.08	0.00%	22.07%
2003	55	$10.74	588	-	0.00%	36.12%
2002	10	$7.89	80	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Value Opportunity Portfolio - Class I						
2005	236	$9.94	$ 2,342	(e) %	0.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP High Yield Bond Portfolio - Class I						
2005	343	$10.70 to $11.45	3,912	5.42	0.00% to 0.80%	0.56% to 1.42%
2004	481	$10.64 to $11.29	5,420	5.61	0.00% to 0.80%	7.04% to 7.93%
2003	389	$9.94 to $10.46	4,068	6.13	0.00% to 0.80%	16.53% to 17.40%
2002	196	$8.53 to $8.91	1,744	10.69	0.00% to 0.80%	-1.93% to -1.14%
2001	136	$8.70 to $9.01	1,220	9.62	0.00% to 0.80%	-0.12% to 0.69%
ING VP International Value Portfolio - Class I						
2005	1,371	$21.41 to $22.90	31,244	2.48	0.00% to 0.80%	8.57% to 9.41%
2004	1,514	$19.72 to $20.93	31,571	1.30	0.00% to 0.80%	16.48% to 17.45%
2003	1,313	$16.93 to $17.82	23,334	1.24	0.00% to 0.80%	28.84% to 29.88%
2002	874	$13.14 to $13.72	11,956	0.95	0.00% to 0.80%	-16.05% to -15.37%
2001	483	$15.65 to $16.21	7,806	1.57	0.00% to 0.80%	-12.38% to -11.67%
ING VP MidCap Opportunities Portfolio - Class I						
2005	2,658	$7.58 to $14.49	20,569	-	0.00% to 0.80%	9.52% to 10.33%
2004	3,169	$6.87 to $13.23	22,261	-	0.00% to 0.80%	11.53%
2003	417	$6.16	2,568	-	0.00%	36.59%
2002	313	$4.51	1,410	-	0.00%	-25.86%
2001	216	$6.08	1,313	-	0.00%	-32.92%
ING VP Real Estate Portfolio - Class S						
2005	80	$11.59 to $11.65	935	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP SmallCap Opportunities Portfolio - Class I						
2005	722	$18.53 to $30.51	$ 21,322	- %	0.00% to 0.80%	8.24% to 9.12%
2004	837	$17.12 to $27.96	22,664	-	0.00% to 0.80%	9.32% to 10.17%
2003	911	$15.66 to $25.38	22,522	-	0.00% to 0.80%	37.49% to 38.54%
2002	982	$11.39 to $18.32	17,464	-	0.00% to 0.80%	-44.04% to -43.59%
2001	856	$11.01	26,824	-	0.00%	-75.98%
ING VP Intermediate Bond Portfolio - Class I						
2005	407	$10.16 to $12.36	5,030	4.96	0.00% to 0.80%	3.17%
2004	208	$11.98	2,498	8.21	0.00%	4.81%
2003	105	$11.43	1,206	2.15	0.00%	6.33%
2002	26	$10.75	281	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Neuberger Berman AMT Growth Portfolio - Class I						
2005	24	$12.29 to $12.36	299	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Neuberger Berman AMT Limited Maturity Bond Portfolio - Class I						
2005	1,067	$13.01 to $13.92	14,808	2.86	0.00% to 0.80%	0.62% to 1.46%
2004	1,055	$12.93 to $13.72	14,439	3.59	0.00% to 0.80%	0.00% to 0.81%
2003	1,065	$12.93 to $13.61	14,459	4.88	0.00% to 0.80%	1.57% to 2.41%
2002	920	$12.73 to $13.29	12,206	4.11	0.00% to 0.80%	4.50% to 5.34%
2001	594	$12.18 to $12.62	7,482	4.77	0.00% to 0.80%	7.91% to 8.78%
Neuberger Berman AMT Socially Responsive Portfolio - Class I						
2005	106	$14.15	1,495	-	0.00%	6.87%
2004	109	$13.24	1,443	-	0.00%	13.26%
2003	101	$11.69	1,181	-	0.00%	34.37%
2002	80	$8.70	698	-	0.00%	-14.75%
2001	61	$10.20	621	-	0.00%	-3.58%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer Small Cap Value VCT Portfolio - Class I						
2005	262	$13.80	$ 3,616	- %	0.00%	11.38%
2004	141	$12.39	1,751	-	0.00%	20.17%
2003	72	$10.31	742	-	0.00%	35.30%
2002	18	$7.62	140	(b)	0.00%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Premier VIT OpCap Managed Portfolio						
2005	981	$13.18 to $14.09	13,756	1.17	0.00% to 0.80%	4.44% to 5.23%
2004	1,065	$12.62 to $13.39	14,195	1.40	0.00% to 0.80%	9.93% to 10.75%
2003	1,045	$11.48 to $12.09	12,587	1.54	0.00% to 0.80%	20.72% to 21.75%
2002	861	$9.51 to $9.93	8,519	1.69	0.00% to 0.80%	-17.55% to -16.88%
2001	664	$11.53 to $11.94	7,904	2.02	0.00% to 0.80%	-5.67% to -4.91%
Putnam VT Diversified Income Fund - Class IA Shares						
2005	46	$18.97 to $20.04	915	7.65	0.00% to 0.80%	2.43% to 3.30%
2004	54	$18.52 to $19.40	1,043	9.37	0.00% to 0.80%	8.75% to 9.60%
2003	63	$17.03 to $17.70	1,112	9.23	0.00% to 0.80%	19.26% to 20.24%
2002	75	$14.28 to $14.72	1,098	9.00	0.00% to 0.80%	-3.73% to -2.95%
2001	90	$13.55 to $13.86	1,248	7.61	0.00% to 0.80%	2.99% to 3.82%
Putnam VT Small Cap Value Fund - Class IA Shares						
2005	518	$18.38	9,517	6.22	0.00%	7.30%
2004	558	$17.13	9,552	0.46	0.00%	26.61%
2003	452	$13.53	6,109	0.43	0.00%	50.00%
2002	409	$9.02	3,690	0.26	0.00%	-18.06%
2001	109	$19.95	1,199	(a)	0.00%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)

(a)   As this investment Division was not available until 2001, this data is not meaningful and is therefore not presented.

(b)   As this investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

(c)   As this investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

(d)   As this investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(e)   As this investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge and administrative charges, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

RELIASTAR LIFE INSURANCE COMPANY
Financial Statements – Statutory Basis
Years ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
ReliaStar Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of ReliaStar Life Insurance Company (the "Company," an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2005 and 2004, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance ("Minnesota Division of Insurance"), which practices differ from United States generally accepted accounting principles. The variances between such practices and United States generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with United States generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company at December 31, 2005 and 2004, or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 31, 2006

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2005	**2004**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 13,443,308	$ 12,704,457
Equity securities	53,281	51,751
Subsidiaries	286,170	312,928
Mortgage loans	2,216,503	2,231,587
Real estate, less accumulated depreciation (2005-$103,861; 2004-$99,733)	99,163	93,582
Contract loans	664,252	663,678
Other invested assets	393,768	310,879
Cash and short-term investments	182,231	181,389
Total cash and invested assets	17,338,676	16,550,251
Deferred and uncollected premiums, less loading (2005-$14,095; 2004-$20,953)	148,381	130,108
Accrued investment income	171,913	156,443
Reinsurance balances recoverable	153,332	164,607
Data processing equipment, less accumulated depreciation (2005-$50,741; 2004-$52,805)	248	492
Indebtedness from related parties	24,125	5,706
Federal income tax recoverable (including $84,453 and $90,451 net deferred tax assets at December 31, 2005 and 2004, respectively)	84,453	105,000
Separate account assets	4,078,427	4,386,414
Other assets	23,849	25,149
Total admitted assets	$ 22,023,404	$ 21,524,170

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2005	**2004**
	(In Thousands,	
	except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 12,777,909	$ 12,440,023
Accident and health reserves	1,179,674	1,162,954
Deposit type contracts	642,142	625,919
Policyholders' funds	913	958
Dividends left on deposit	11	16
Dividends payable	12,555	12,575
Unpaid claims	418,142	410,469
Total policy and contract liabilities	15,031,346	14,652,914
Interest maintenance reserve	43,755	62,026
Accounts payable and accrued expenses	155,581	136,965
Reinsurance balances due	83,709	97,491
Federal income tax payable	33,863	-
Indebtedness to related parties	17,406	25,935
Contingency reserve	37,298	38,038
Asset valuation reserve	130,783	127,226
Borrowed money	573,175	576,613
Separate account transfers	(211,715)	(257,459)
Other liabilities	172,388	147,024
Separate account liabilities	4,075,675	4,378,905
Total liabilities	20,143,264	19,985,678
Capital and surplus:		
Common stock: authorized 25,000,000 shares of $1.25 par value;		
2,000,000 shares issued and outstanding	2,500	2,500
Preferred capital stock	100	100
Surplus note	100,000	100,000
Paid-in and contributed surplus	1,472,125	1,272,125
Unassigned surplus	305,515	163,867
Preferred capital stock, held in treasury	(100)	(100)
Total capital and surplus	1,880,140	1,538,492
Total liabilities and capital and surplus	$ 22,023,404	$ 21,524,170

The accompanying notes are an integral part of these financial statements.

4

RELIASTAR LIFE INSURANCE COMPANY
Statements of Operations - Statutory Basis

	Year ended December 31	
	2005	**2004**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 3,114,418	$ 3,313,755
Policy proceeds and dividends left on deposit	2,400	1,899
Net investment income	932,511	931,789
Amortization of interest maintenance reserve	12,027	4,496
Commissions, expense allowances and reserve adjustments		
on reinsurance ceded	61,228	68,098
Miscellaneous income	161,776	172,511
Total premiums and other revenues	4,284,360	4,492,548
Benefits paid or provided:		
Death benefits	900,400	847,563
Annuity benefits	120,306	142,637
Surrender benefits	1,926,257	1,522,230
Interest on policy or contract funds	19,507	28,685
Accident and health benefits	401,269	399,156
Other benefits	8,440	6,051
Increase in life, annuity and accident and health reserves	355,324	746,086
Net transfers from separate accounts	(454,724)	(200,390)
Total benefits paid or provided	3,276,779	3,492,018
Insurance expenses:		
Commissions	309,210	346,012
General expenses	353,688	331,688
Insurance taxes, licenses and fees, excluding federal income taxes	48,873	43,363
Miscellaneous expenses	1,092	16,962
Total insurance expenses	712,863	738,025
Gain from operations before policyholder dividends, federal income		
taxes and net realized capital losses	294,718	262,505
Dividends to policyholders	17,248	17,494
Gain from operations before federal income taxes		
and net realized capital losses	277,470	245,011
Federal income tax expense	86,763	34,491
Gain from operations before net realized capital losses	190,707	210,520
Net realized capital losses	(8,193)	(24,997)
Net income	$ 182,514	$ 185,523

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Changes in Capital and Surplus - Statutory Basis

	Year ended December 31	
	2005	2004
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,500	$ 2,500
Preferred capital stock less treasury stock:		
Balance at beginning and end of year	-	-
Surplus note:		
Balance at beginning and end of year	100,000	100,000
Paid-in and contributed surplus:		
Balance at beginning of year	1,272,125	1,272,125
Capital contributions	200,000	-
Balance at end of year	1,472,125	1,272,125
Unassigned surplus:		
Balance at beginning of year	163,867	193,877
Net income	182,514	185,523
Change in net unrealized capital gains and losses	4,633	26,860
Change in nonadmitted assets	(48,593)	(2,755)
Change in liability for reinsurance in unauthorized companies	4,563	7,016
Change in asset valuation reserve	(3,557)	(21,604)
Change in reserve on account of change in valuation basis	717	-
Other changes in surplus in separate account statement	9,810	1,078
Change in net deferred income tax	(2,930)	3,432
Change in surplus as a result of reinsurance	(1,999)	(2,237)
Dividends to stockholder	-	(220,000)
Additional minimum pension liability	(3,510)	(9,323)
Other changes	-	2,000
Balance at end of year	305,515	163,867
Total capital and surplus	$ 1,880,140	$ 1,538,492

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Cash Flows - Statutory Basis

	Year ended December 31	
	2005	2004
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 3,091,025	$ 3,355,022
Net investment income received	979,664	1,007,258
Commission, expenses paid and miscellaneous expenses	(710,423)	(790,086)
Benefits paid	(3,360,175)	(2,921,144)
Net transfers from separate accounts	471,491	198,417
Dividends paid to policyholders	(17,274)	(20,220)
Federal income taxes paid	(42,765)	(102,973)
Other revenues	219,007	291,086
Net cash provided by operations	630,550	1,017,360
Investment activities		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	10,686,980	13,174,427
Stocks	10,324	3,014
Mortgage loans	505,453	261,420
Real estate	705	2,869
Other invested assets	38,239	40,585
Net loss on cash and short-term investments	(7,011)	(21,542)
Miscellaneous proceeds	10,662	38,761
Net proceeds from sales, maturities, or repayments of investments	11,245,352	13,499,534
Cost of investments acquired:		
Bonds	11,504,307	13,867,680
Stocks	11,496	7,442
Mortgage loans	492,190	318,843
Real estate	9,978	713
Other invested assets	51,943	194,964
Miscellaneous applications	24,345	2,813
Total cost of investments acquired	12,094,259	14,392,455
Net change in contract loans	574	(7,563)
Net cash used in investment activities	(849,481)	(885,358)
Financing and miscellaneous activities		
Cash provided (used):		
Capital and surplus paid-in	200,000	-
Borrowed money	(4,182)	161,556
Net deposits on deposit-type contract funds	16,223	74,775
Dividends to stockholder	-	(220,000)
Other sources (uses)	7,732	(41,683)
Net cash provided (used) in financing and miscellaneous activities	219,773	(25,352)
Net change in cash and short-term investments	842	106,650
Cash and short-term investments:		
Beginning of year	181,389	74,739
End of year	$ 182,231	$ 181,389

The accompanying notes are an integral part of these financial statements.

7

1. **Nature of Operations and Significant Accounting Policies**

   ReliaStar Life Insurance Company (the "Company") is domiciled in Minnesota and is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion"), a Connecticut holding and management company. Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands. The Company is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. The Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, Puerto Rico and Canada.

   Basis of Presentation

   The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

   The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance, which practices differ from U.S. generally accepted accounting principles ("GAAP"). The most significant variances from GAAP are as follows:

   Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

   In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of these properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments*, applies to derivative transactions prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities,* for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of stockholders' equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC–prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed–income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five–year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a liability in the accompanying Balance Sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium–paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. In deposit accounting, premiums are credited to an appropriate policy reserve account, without recognizing premium through income.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life the business for GAAP purposes. For statutory, such amounts are recognized immediately in income, with gains reported as a separate component of surplus.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited GAAP statements are not available or expected to be available are non-admitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated Balance Sheets.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non–operating software, past–due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Minnesota Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Statements of Cash Flows: Cash and short–term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Participation Fund Account

On January 3, 1989, the Minnesota Division of Insurance approved a Plan of Conversion and Reorganization ("the Plan"), which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account ("PFA") for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $283,758,000 as of December 31, 2005) with respect to such policies are included in the Company's financial statements but are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi class mortgage backed/asset backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the SVO.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with the adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As part of this testing, the Company determines whether or not it has the ability and intent to retain the investments for a period of time sufficient to allow for recovery in fair value.

The Company uses derivatives such as interest rate swaps, caps and floors, forwards and options as part of its overall interest rate and other economical risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are deferred to IMR or included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with change in value recorded in surplus as unrealized gain or loss.

Credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument are carried at fair value. The replication practices are in accordance with SSAP No. 86.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Derivatives that are designated in effective hedging relationships are reported in a manner that is consistent with the hedged asset or liability. All effective derivatives are reported at amortized cost with the exception of S&P Options. S&P Options are reported at fair value since they do not meet the hedge requirement of SSAP No. 86. The unrealized gains or losses from S&P Options are reported as unrealized gain or loss in surplus.

SSAP No. 88, *Investments in Subsidiary, Controlled and Affiliated Entities*, applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's noninsurance subsidiaries are reported at the GAAP-basis of their net assets. Dividends from subsidiaries are included in net investment income. The total net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited US GAAP statements are not available or expected to be available are non-admitted.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight–line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities sold under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short–term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short-term investments are reported at amortized cost, which approximates market value. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets on the Balance Sheets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheet, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first-in first-out method.

Cash on hand includes cash equivalents. Cash equivalents are short–term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 13.25%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in the valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium–paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid–Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Minnesota Division of Insurance, is $21,406,164,000 and $16,766,849,000 at December 31, 2005 and 2004, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $457,334,000 and $519,815,000 at December 31, 2005 and December 31, 2004, respectively.

The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: one hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight–line basis over the estimated useful life of the assets.

Participating Insurance

Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 8.3% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividend expense of $17,248,000 and $17,494,000 was incurred in 2005 and 2004, respectively.

Benefit Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2005	**2004**
	(In Thousands)	
Bonds	$ -	$ 6,500
Subsidiaries	47,122	-
Deferred and uncollected premium	3,445	3,295
Net deferred tax asset	224,633	224,538
Electronic data processing equipment and software	12,145	844
Furniture and equipment	3,078	4,994
Health care and other amounts receivable	3,895	1,630
Aggregate write-ins for other than invested assets	5,674	7,282
Other	13,552	15,868
Total nonadmitted assets	$ 313,544	$ 264,951

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. The subsidiaries amount of $47,122,000 represents investments in SCA's nonadmitted as a result of the Company adopting SSAP No. 88. In addition, $118,000 in nonadmitted SCA investments is included in other. The Company's adoption of SSAP No. 88 is discussed in the "Recently Adopted Statutory Accounting Principle" note.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2005. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2005.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at the date of acquisition.

Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $18.3 million and $14.3 million at December 31, 2005 and 2004, respectively. The operations of the separate accounts are not included in the accompanying statements of operations.

2.   **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Minnesota Division of Insurance. The Minnesota Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Minnesota for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under the Minnesota Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Minnesota. The Commissioner of Commerce has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Minnesota Division of Insurance. As of December 31, 2005 and 2004, the Company had no such permitted accounting practices.

3.   Recently Adopted Statutory Accounting Principle

In June 2004, the NAIC issued Statement of Statutory Accounting Principles No. 88, *Investments in Subsidiary, Controlled and Affiliated Entities*, (SSAP No. 88), with an effective date of January 1, 2005. SSAP 88 establishes statutory accounting principles for subsidiaries, controlled and affiliated entities (SCA entities).

SAP 88 continues to define a parent as an entity that directly or indirectly owns and controls the reporting entity. A subsidiary is an entity that is, directly or indirectly owned and controlled by the reporting entity. An affiliate is defined as an entity that is within the holding company system or a party that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the reporting entity. An affiliate may be a parent or subsidiary and may also include partnerships, joint ventures and limited liability companies (LLC).

Control continues to be defined as the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the investee, whether through ownership of voting securities, by contract, by common management or otherwise**.** Control is presumed to exist if a reporting entity and its affiliates, (measured at the holding company level) directly or indirectly, own, control, hold with the power to vote, or hold proxies representing 10% or more of the voting interest of the entity.

The Company adopted SAP 88, which requires audited financial statements for all SCA investments. When audited statements are not available, the SCA is non-admitted.

As a result of adopting SSAP No. 88, the Company nonadmitted investments in SCA's, resulting in a decrease in assets of $47,240,000 and a decrease in surplus of $47,240,000 for the year ended December 31, 2005.

4.   Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
			(In Thousands)				
At December 31, 2005:							
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 514,993	$	876	$	6,396	$	509,473
States, municipalities, and political subdivisions	14,336		526		51		14,811
Foreign government	170,871		17,749		1,738		186,882
Foreign other	1,752,585		23,155		36,206		1,739,534
Public utilities securities	335,168		10,994		2,756		343,406
Corporate securities	5,402,252		113,721		69,649		5,446,324
Residential-backed securities	2,740,475		27,755		75,627		2,692,603
Commercial mortgage-backed securities	1,950,649		10,507		31,207		1,929,949
Other asset-backed securities	563,216		1,156		13,068		551,304
Total fixed maturities	13,444,545		206,439		236,698		13,414,286
Preferred stocks	52,473		269		300		52,442
Common stocks	532		277		-		808
Total equity securities	53,005		546		300		53,250
Total	$ 13,497,550	$	206,985	$	236,998	$	13,467,536

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2004:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 138,912	$ 1,460	$ 1,903	$ 138,469
States, municipalities, and political subdivisions	18,144	571	118	18,597
Foreign government	213,994	19,516	863	232,647
Foreign other	1,418,206	59,430	7,563	1,470,073
Public utilities securities	1,184,139	65,415	3,612	1,245,942
Corporate securities	4,552,939	212,062	17,346	4,747,655
Residential-backed securities	3,284,512	41,525	50,488	3,275,549
Commercial mortgage-backed securities	807,576	30,971	2,448	836,099
Other asset-backed securities	1,093,041	29,460	15,423	1,107,078
Total fixed maturities	12,711,463	460,410	99,764	13,072,109
Preferred stocks	50,508	413	-	50,921
Common stocks	900	442	99	1,243
Total equity securities	51,408	855	99	52,164
Total	$ 12,762,871	$ 461,265	$ 99,863	$ 13,124,273

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2005 and 2004 is as follows:

	December 31	
	2005	**2004**
	(In Thousands)	
Amortized cost	$ 13,444,545	$ 12,711,463
Less nonadmitted bonds	(1,237)	(7,006)
Carrying value	$ 13,443,308	$ 12,704,457

As of December 31, 2005, the aggregate fair values of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
	(In Thousands)			
Fair value	$ 4,218,385	$ 1,882,883	$ 2,021,224	$ 8,122,492
Unrealized loss	85,355	63,199	88,144	236,698

Unrealized losses at December 31, 2005 were primarily related to interest rate movement or spread widening for other than credit-related reasons and to securities under the guidance prescribed by SSAP No. 43 *Loan-backed and Structured Securities*. Securities affected by SSAP No. 43 include U.S. government backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows. The following table summarizes the unrealized losses by duration and reason, along with the carrying amount of securities with unrealized losses at December 31, 2005:

	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost
	(In Thousands)		
Interest rate or spread widening	$ 41,792	$ 26,762	$ 47,942
SSAP No. 43	43,563	36,437	40,202
Total unrealized loss	$ 85,355	$ 63,199	$ 88,144
Carrying amount	$ 4,218,385	$ 1,882,883	$ 2,021,224

Overall, there has been an increase in unrealized losses from $99,764,000 at December 31, 2004 to $236,698,000 at December 31, 2005. This increase is largely caused by an increase in interest rates, which tends to have a negative market value impact on fixed maturity securities. The Company considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other than-temporary impairment testing. As a part of this testing, the Company determines whether or not it has the ability and intent to retain the investments for a period of time sufficient to allow for recovery in fair value.

The amortized cost and fair value of investments in bonds at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value
	(In Thousands)		
Maturity:			
Due in 1 year or less	$ 287,969	$	289,692
Due after 1 year through 5 years	2,861,212		2,859,294
Due after 5 years through 10 years	3,480,599		3,485,442
Due after 10 years	1,560,425		1,606,002
Total	8,190,205		8,240,430
Residential-backed securities	2,740,475		2,692,603
Commercial mortgage-backed securities	1,950,649		1,929,949
Other asset-backed securities	563,216		551,304
Total	$ 13,444,545	$	13,414,286

At December 31, 2005, investments in certificates of deposit and bonds, with an admitted asset value of $204,265,000, were on deposit with state insurance departments to satisfy regulatory requirements.

At December 31, 2005 and 2004, the Company had loaned securities (which are reflected as invested assets on the balance sheets) with a market value of approximately $185,278,000 and $153,596,000, respectively.

Proceeds from the sale of investments in bonds and other fixed maturity interest securities were $5,769,451,000 and $6,804,502,000 in 2005 and 2004, respectively. Gross gains of $64,858,000 and $62,494,000 and gross losses of $85,859,000 and $45,294,000 during 2005 and 2004, respectively, were realized on those sales. A portion of the gains and losses realized in 2005 and 2004 has been deferred to future periods in the IMR.

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

	December 31		
	2005		2004
	(In Thousands)		
Realized capital (losses) gains	$ (12,910)	$	15,666
Less amount transferred to IMR (net of related taxes of $(3,362) in 2005 and $10,489 in 2004)	6,244		(19,480)
Less federal income taxes on realized capital gains	(1,527)		(21,183)
Net realized capital (losses)	$ (8,193)	$	(24,997)

Major categories of net investment income are summarized as follows:

		Year ended December 31		
		2005		2004
		(In Thousands)		
Income:				
Subsidiaries	$	21,765	$	27,942
Equity securities		3,427		3,137
Bonds		755,918		748,100
Mortgage loans		163,291		164,827
Derivatives		(3,379)		(4,579)
Contract loans		49,506		45,131
Real estate		22,747		23,744
Other		21,350		13,651
Total investment income		1,034,625		1,021,953
Investment expenses		(102,114)		(90,164)
Net investment income	$	932,511	$	931,789

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $245,802,000 and $444,994,000 at December 31, 2005 and 2004, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $254,203,000 and $445,262,000 and fair value of $247,381,000 and $445,975,000 at December 31, 2005 and 2004, respectively. The securities have a weighted average coupon rate of 5.3% and have maturities ranging from December 2020 through December 2035. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2005. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same securities in the near term. The proceeds are invested in new securities of intermediate durations. As of December 31, 2005 and 2004, the amount outstanding on these agreements was $326,610,000 and $131,600,000, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $329,514,000 and $133,186,000 and fair value of $325,028,000 and $133,873,000 at December 31, 2005 and 2004, respectively. The securities have a weighted average coupon rate of 5.4% and have maturities ranging from December 2010 through March 2045.

The maximum and minimum lending rates for long-term mortgage loans during 2005 were 6.0% and 4.4%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of a loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 75.0% on commercial properties. As of December 31, 2005, the Company held no mortgages with interest more than 180 days overdue. No interest was past due as of December 31, 2005.

The Company had impaired mortgage loans without an allowance for credit losses of $7,928,000 and $836,000 as of December 31, 2005 and 2004, respectively.

In the course of the Company's asset management activities, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on its investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, the book value, and the gain or loss of the Company's financial instruments with respect to securities sold and reacquired within 30 days of the sale date as of and for the year ended December 31, 2005:

Bonds	Number of Transactions	Book Value	Cost of Securities Repurchased	Gain
			(In Thousands)	
NAIC 3	14	$ 1,429,587	$ 1,557,456	$ 114,913
NAIC 4	4	779,579	796,125	12,481

5. **Derivative Financial Instruments Held for Purposes Other than Trading**

The Company uses derivatives for hedging purposes by entering into derivatives such as interest rate swaps, caps, floors, forwards and options to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. The Company's hedge accounting practices are in accordance with the requirements set in SSAP No. 86. The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (Synthetic) Assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

All premiums paid for the purchase of derivative contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated in effective hedging relationships are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized capital gains (losses) in surplus. The net loss recognized in unrealized capital losses during the reporting period representing the component of the derivative instruments' loss excluded from the assessment of hedge effectiveness was $2,632,000. The net unrealized capital losses on derivatives that no longer qualify for hedge accounting were $2,632,000. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2005 and 2004:

	Notional Amount	Carrying Value	Fair Value
		(In Thousands)	
December 31, 2005			
Interest rate contracts:			
Swaps	$ 3,275,764	$ (2,618)	$ 6,474
Caps owned	-	-	-
Options owned	54,151	3,239	3,239
Forwards owned	-	-	-
Total derivatives	$ 3,329,915	$ 621	$ 9,713
December 31, 2004			
Interest rate contracts:			
Swaps	$ 1,173,426	$ 97	$ (9,456)
Caps owned	100,000	321	-
Options owned	75,789	5,042	5,042
Forwards owned	65,293	(808)	(808)
Total derivatives	$ 1,414,508	$ 4,652	$ (5,222)

6.   Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $537,570,000 and $700,190,000 and an aggregate market value of $545,128,000 and $734,880,000 at December 31, 2005 and 2004, respectively. Those holdings amounted to 4.0% of the Company's investments in bonds and 3.0% of total admitted assets at December 31, 2005. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $633,042,000 and $403,776,000, with an aggregate NAIC market value of $627,528,000 and $406,939,000 at December 31, 2005 and 2004, respectively. The carrying value of these holdings amounted to 4.7% of the Company's investment in bonds and 3.5% of the Company's total admitted assets at December 31, 2005.

At December 31, 2005, the Company's commercial mortgages involved a concentration of properties located in California (21.5%) and Texas (7.4%). The remaining commercial mortgages relate to properties located in 39 other states. The portfolio is well diversified, covering many different types of income–producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $37,874,000.

7.   Annuity Reserves

At December 31, 2005 and 2004, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In Thousands)	
December 31, 2005		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 342,844	2.9 %
At book value less surrender charge	1,360,331	11.3
At fair value	2,496,534	20.7
Subtotal	4,199,709	34.9
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	7,005,737	58.3
Not subject to discretionary withdrawal	818,444	6.8
Total annuity reserves and deposit fund liabilities before reinsurance	12,023,890	100.0 %
Less reinsurance ceded	12,324	
Net annuity reserves and deposit fund liabilities	$ 12,011,566	
December 31, 2004		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 366,073	3.0 %
At book value less surrender charge	1,521,063	12.4
At fair value	2,895,908	23.6
Subtotal	4,783,044	39.0
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	6,647,953	54.3
Not subject to discretionary withdrawal	821,070	6.7
Total annuity reserves and deposit fund liabilities before reinsurance	12,252,067	100.0 %
Less reinsurance ceded	13,042	
Net annuity reserves and deposit fund liabilities	$ 12,239,025	

Of the total net annuity reserves and deposit fund liabilities of $12,011,566,000 and $12,239,025,000, $9,342,866,000 and $9,165,959,000 is included in the general account, and $2,668,700,000 and $3,073,066,000 is included in the separate account at December 31, 2005 and 2004, respectively.

8.   **Employee Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $7,582,000 and $16,641,000 for the years ended 2005 and 2004, respectively.

Defined Contribution Plans

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $6,337,000 and $5,731,000 for 2005 and 2004, respectively.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan, and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

	Pension Benefits		Other Benefits	
	2005	2004	2005	2004
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 31,971	$ 38,254	$ 16,376	$ 12,005
Service cost	-	-	2,369	1,530
Interest cost	1,840	2,296	1,229	732
Contribution by plan participants	-	-	1,580	1,527
Actuarial (gain) loss	3,937	(5,741)	5,480	3,571
Benefits paid	(2,663)	(2,838)	(3,593)	(2,989)
Benefit obligation at end of year	$ 35,085	$ 31,971	$ 23,441	$ 16,376
Change in plan assets				
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -
Employer contributions	2,663	2,838	2,013	1,462
Plan participants' contributions	-	-	1,580	1,527
Benefits paid	(2,663)	(2,838)	(3,593)	(2,989)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -
Funded status	$ (35,085)	$ (31,971)	$ (23,441)	$ (16,376)
Unamortized prior service credit	(30)	(35)	(2,242)	(2,175)
Unrecognized net gains (loss)	12,936	9,366	3,674	(1,705)
Remaining net obligation	17,195	18,341	-	-
Total funded status	$ (4,984)	$ (4,299)	$ (22,009)	$ (20,256)
Amounts recognized in the balance sheets consist of:				
Accrued benefit cost	$ (35,010)	$ (31,956)	$ (22,009)	$ (20,256)
Intangible assets	17,195	18,333	18,333	-
Accumulated other comprehensive income	12,831	9,324	9,324	-
Net amount recognized	$ (4,984)	$ (4,299)	$ 5,648	$ (20,256)

	Pension Benefits		Other Benefits	
	2005	**2004**	**2005**	**2004**
	(In Thousands)			
Component of net periodic benefit cost				
Service cost	$ -	$ -	$ 2,369	$ 1,530
Interest cost	1,840	2,296	1,229	732
Expected return on plan assets	-	-	-	-
Amortization of unrecognized transition obligations or transition asset	1,146	1,144	-	-
Amount of unrecognized gains (losses)	367	1,101	101	(454)
Amount of prior service cost recognized	(5)	(5)	68	68
Temporary deviation cost	-	-	-	39
Total net periodic benefit cost	$ 3,348	$ 4,536	$ 3,767	$ 1,915

In addition, the Company had pension benefit obligation and other benefit obligation for non-vested employees as of December 31, 2005 and 2004 in the amount of $3,301,000 and $3,802,000, respectively.

Assumptions used in determining the accounting for the defined benefit plans and other benefit plan as of December 31, 2005 and 2004 were as follows:

	2005	**2004**
Weighted-average discount rate	5.50 %	6.00 %
Rate of increase in compensation level	4.00 %	4.00 %
Expected long-term rate of return on assets	N/A	N/A

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 10% graded to 5% over 4 years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2005 by $661,181. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2005 by $622,366.

The Company expects to pay $2,821,000 in contributions during 2006.

The Company expects to pay the following benefits:

2006	$	2,821,000
2007		2,766,000
2008		2,722,000
2009		2,678,000
2010		2,629,000
Thereafter		12,709,000

The measurement date used for postretirement benefits is December 31, 2005.

9. Separate Accounts

Separate account assets and liabilities primarily represent funds segregated by the Company for the benefit of certain policy and contract holders, who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid or payable to the separate account policy and contract holders.

The general nature and characteristics of the separate account business follows:

	Non-Indexed Guarantee Less than/ equal to 4%		Non-Guaranteed Separate Accounts		Total	
	(In Thousands)					
December 31, 2005						
Premium, consideration or deposits for the year	$	-	$	459,458	$	459,458
Reserves for separate accounts with assets at:						
Fair value	$	164,094	$	3,706,254	$	3,870,348
Amortized cost		-		-		-
Total reserves		164,094		3,706,254		3,870,348
Reserves for separate accounts by withdrawal characteristics:						
Subject to discretionary withdrawal:						
With market value adjustment	$	164,094	$	-	$	164,094
At market value		-		3,694,101		3,694,101
Subtotal		164,094		3,694,101		3,858,195
Not subject to discretionary withdrawal		-		12,153		12,153
Total separate account liabilities	$	164,094	$	3,706,254	$	3,870,348

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2004			
Premium, consideration or deposits for the year	$ -	$ 531,858	$ 531,858
Reserves for separate accounts with assets at:			
Fair value	168,016	3,992,672	4,160,688
Amortized cost	-	-	-
Total reserves	$ 168,016	$ 3,992,672	$ 4,160,688
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 168,016	$ -	$ 168,016
At market value	-	3,977,174	3,977,174
Subtotal	168,016	3,977,174	4,145,190
Not subject to discretionary withdrawal	-	15,498	15,498
Total separate account liabilities	$ 168,016	$ 3,992,672	$ 4,160,688

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31	
	2005	**2004**
	(In Thousands)	
Transfers as reported in the Summary of Operations		
of the Separate Accounts Statement:		
Transfers to separate accounts	$ 459,459	$ 534,265
Transfers from separate accounts	(914,182)	(735,510)
Net transfers from separate accounts	(454,723)	(201,245)
Reconciling adjustments:		
Miscellaneous transfers	(1)	855
Transfers as reported in the statements of operations	$ (454,724)	$ (200,390)

10.   Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured.   To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $566,469,000 and $564,289,000 for the years ended December 31, 2005 and 2004, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2005	**2004**
	(In Thousands)	
Premiums	$ 393,117	$ 402,496
Benefits paid or provided	395,382	347,818
Policy and contract liabilities at year end	2,131,021	2,007,190

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

11.   Federal Income Taxes

The Company and its U.S. life insurance subsidiary file a consolidated federal income tax return. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse the Company for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The components of the net deferred tax assets are as follows:

	December 31			
	2005		**2004**	
	(In Thousands)			
Total deferred tax assets	$	416,185	$	429,428
Total deferred tax liabilities		(107,099)		(114,439)
Net deferred tax assets		309,086		314,989
Deferred tax asset nonadmitted		(224,633)		(224,538)
Net admitted deferred tax asset	$	84,453	$	90,451
(Increase)/decrease in nonadmitted asset	$	(95)	$	5,012

Current income taxes incurred consist of the following major components:

	Year ended December 31			
	2005		**2004**	
	(In Thousands)			
Federal taxes on operations	$	86,763	$	34,491
Federal taxes on capital gains		1,527		21,183
Total current taxes incurred	$	88,290	$	55,674

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2005	**2004**
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ 124,676	$ 123,201
Insurance reserves	170,433	166,983
Investments	22,812	37,959
Compensation and benefits	35,142	39,325
Nonadmitted assets and other surplus items	20,579	19,668
Litigation accruals	13,054	13,313
Costs of collection and loading	4,388	6,551
Present value of insurance in force	1,215	2,430
Other	23,886	19,998
Total deferred tax assets	416,185	429,428
Deferred tax assets nonadmitted	(224,633)	(224,538)
Admitted deferred tax assets	191,552	204,890
Deferred tax liabilities resulting from book/tax differences in:		
Investments	10,192	20,039
Due and deferred premium	52,474	49,193
Depreciable assets	25,756	26,030
Unrealized gain on investments	13,772	12,977
Insurance reserves	3,286	3,696
Other	1,619	2,504
Total deferred tax liabilities	107,099	114,439
Net admitted deferred tax asset	$ 84,453	$ 90,451

The change in net deferred income taxes is comprised of the following:

		December 31					
		2005			**2004**		**Change**
		(In Thousands)					
Total deferred tax assets	$	416,185	$		429,428	$	(13,243)
Total deferred tax liabilities		(107,099)			(114,439)		7,340
Net deferred tax asset	$	309,086	$		314,989		(5,903)
Remove current year change in unrealized gains							2,973
Change in net deferred income tax							(2,930)
Remove other items in surplus:							
Additional minimum pension liability							(1,228)
Current year change in non-admitted assets							1,351
Other							52
						$	
Change in deferred taxes for rate reconciliation							(2,755)

The provision for federal income taxes incurred and change in deferred taxes is different from that which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes. The significant items causing this difference are:

		Year Ended
		December 31, 2005
		(In Thousands)
Ordinary income	$	277,470
Capital (losses)		(6,666)
Total pre-tax book income	$	270,804
Provision computed at statutory rate		94,781
Dividends received deduction		(1,631)
Interest maintenance reserve		(6,395)
Other		4,290
Total	$	91,045
Federal income taxes incurred	$	88,290
Change in net deferred income taxes		2,755
Total statutory income taxes	$	91,045

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $80,137,000 and $72,322,000 from 2005 and 2004, respectively.

The Company has a payable of $33,863,000 and a receivable of $14,549,000 at December 31, 2005 and 2004, respectively, for federal income taxes under the intercompany tax sharing agreement.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account. This deferred income only becomes taxable under certain conditions, which management believes to be remote. Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Company's Policyholders' Surplus Account accumulated balance of $32,641,000.

12. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2005, ReliaStar Life Insurance Company of New York ("RNY") and ING Re (UK) Limited. The Company also has a wholly owned noninsurance subsidiary: NWNL Benefits Corporation and one partially owned noninsurance subsidiary Superior Vision Services, Inc. ("SVS").

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2005	**2004**
	(In Thousands)	
Common stock (cost - $196,153 in 2005 and $216,223 in 2004)	$ 286,170	$ 312,928

Summarized financial information for these subsidiaries is as follows:

	December 31	
	2005	**2004**
	(In Thousands)	
Revenues	$ 496,231	$ 424,758
Income before net realized gains on investments	36,030	30,414
Net income	35,598	27,976
Admitted assets	2,805,404	2,733,665
Liabilities	2,525,508	2,427,479

The Company received cash dividends from its subsidiaries, RNY and SVS, of $20,800,000 and $964,740 in 2005 and $27,200,000 and $742,108 in 2004, respectively.

On February 27, 2004, the Company redeemed 44,350 shares of Preferred Series A SVS stock for cash at no gain or loss. In addition, the Company converted 738,161 shares of Preferred Series B SVS stock for 738,161 of common stock.

13.   Capital and Surplus

Under Minnesota insurance regulations, the Company is required to maintain a minimum total capital and surplus of $2,000,000. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Minnesota Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

Lion loaned $100,000,000 to the Company under a surplus note dated December 1, 2001. The surplus note provides, subject to the regulatory constraints discussed below, that (1) it is a surplus note which will mature on September 15, 2021 with principal due at maturity, but payable without penalty, in whole or in part before maturity; (2) interest is payable at a variable rate based upon an annualized yield rate for U.S. Treasury Bonds payable semi-annually; and (3) in the event that the Company is in default in the payment of any required interest or principal, the Company cannot pay cash dividends on its capital stock (all of which is owned directly by Lion). The surplus note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Division of Insurance. For the year ended December 31, 2005 and 2004, interest paid totaled $4,600,000 each year. There is no accrued interest for the years ended December 31, 2005 and 2004.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2005, the Company meets the RBC requirements.

14.   Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2005 | | 2004 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 13,443,308	$ 13,414,287	$ 12,704,457	$ 13,072,109
Preferred stocks	52,473	52,442	50,508	50,921
Unaffiliated common stocks	808	808	1,243	1,243
Mortgage loans	2,216,503	2,254,565	2,231,587	2,355,664
Contract loans	664,252	664,252	663,678	663,678
Derivative securities	621	9,713	4,652	(5,222)
Separate account assets	4,078,427	4,078,427	4,386,414	4,386,414
Liabilities:				
Individual and group annuities	10,942,871	10,730,487	8,493,290	8,481,154
Deposit-type contracts	594,573	671,287	603,626	607,460
Policyholder dividends	21,272	21,272	22,292	22,292
Separate account liabilities	4,075,675	4,075,675	3,079,591	3,079,591
Payable for securities	10,039	10,039	1,429	1,429

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2.1% and 18.0% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2005 and 2004 is $13,790,648,000 and $13,429,388,000, respectively.

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Residual collateralized mortgage obligations: Residual collateralized mortgage obligations are included in the other invested assets balances. Fair values are based on independent pricing sources.

Derivative financial instruments: Fair values for on–balance sheet derivative financial instruments (caps, options and floors) and off–balance sheet derivative financial instruments (swaps) and forwards are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Investment in surplus notes: Estimated fair values in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Other investment–type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values of the contracts. The carrying values of other policyholder liabilities, including individual and group annuities, policyholder dividends and deposit-type contracts, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

15. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of pending lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Guarantee Agreement: The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for a $250,000,000 obligation of another ING affiliate, Security Life of Denver International Limited ("SLDI"). The Company's Board of Directors approved this transaction on April 25, 2002. The two other affiliated life insurers were Security–Connecticut (subsequently merged into the Company on October 1, 2003), and Security Life of Denver Insurance Company. The joint and several guarantees of the two insurers are capped at $250,000,000.

Investment Purchase Commitments

As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $119,232,000 and $166,926,000 at December 31, 2005 and 2004, respectively, and to provide additional capital contributions of $61,305,000 and $36,507,000 in partnerships reported in other invested assets on the balance sheets at December 31, 2005 and 2004, respectively. In March 2006, an additional $15,000,000 was funded to related party partnerships reported in other invested assets.

Operating Leases

The Company leases office space under various noncancelable operating lease agreements that expire through January 2010. Rental expense for 2005 and 2004 was approximately $10,043,000 and $10,028,000, respectively.

At December 31, 2005, the minimum aggregate rental commitments under operating leases for the upcoming five years and thereafter are as follows:

Year ending December 31	Commitments
2006	$ 8,411,000
2007	7,834,000
2008	7,450,000
2009	2,150,000
2010	235,000
Thereafter	12,000

Certain rental commitments have renewal options extending through the year 2010 subject to adjustments in future periods.

Lessor Leases

The Company owns or leases numerous sites that are leased or subleased to franchisees. Buildings owned or leased that meet the criteria for operating leases are carried at the gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment. The typical lease period is 20 years and some leases contain renewal options. The franchisee is responsible for the payment of property taxes, insurance and maintenance costs related to the leased property. The cost of these properties are $146,954,000 at December 31, 2005, with accumulated depreciation of $80,962,000.

Future minimum lease payment receivables under non-cancelable operating leasing arrangements as of December 31, 2005 are as follows:

Year ending December 31	Future minimum Lease Payment Receivables
2006	$ 11,005,000
2007	9,516,000
2008	7,163,000
2009	3,592,000
2010	1,085,000
Thereafter	3,456,000

Contingent rentals included in income for the years ended December 31, 2005 and 2004 amounted to $11,868,000 and $11,906,000, respectively. The net investment is classified as real estate.

16. Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the Company or certain affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters

The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

17. Financing Agreements

The Company maintains a revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $100,000,000 from BONY. Interest on any Company borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus .35%, or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the Company had no amounts payable to BONY.

The Company maintains a line of credit agreement with PNC Bank. Under this agreement, the Company can borrow up to $75,000,000. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $75,000,000. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2005. At December 31, 2005, the Company had no borrowings under this agreement.

The Company borrowed $3,238,852,000 and repaid $3,238,852,000 in 2005 and borrowed $2,428,006,000 and repaid $2,428,006,000 in 2004. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase agreements. Interest paid on borrowed money was $759,000 and $240,000 during 2005 and 2004, respectively. Interest paid includes reciprocal loan interest discussed in "Related Party Transactions" note.

The Company is the beneficiary of letters of credit totaling $238,945,000; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2005 and 2004.

18.   **Related Party Transactions**

Affiliates: Management and services contracts and all cost sharing arrangements with other affiliated ING U.S. life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Assets and liabilities, and the related revenues and expenses recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

Administrative Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $172,571,000 and $167,979,000 for the years ended December 31, 2005 and 2004, respectively.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset/liability management services. Total fees under the agreement were approximately $49,175,000 and $48,142,000 for the years ended December 31, 2005 and 2004, respectively.

Reciprocal Loan Agreement: The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short–term cash requirements. Under this agreement, which expires December 31, 2010, the Company and ING AIH can borrow up to 2% of the Company's admitted assets as of December 31 of the preceding year from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus .15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $713,000 and $126,000 and earned interest income of $967,000 and $1,017,000 for the years ended December 31, 2005 and 2004, respectively. At December 31, 2005, the Company had $0 payable to ING AIH and $72,500,000 receivable from ING AIH, which is recorded in cash and short term investments on the Balance Sheets.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Customer Services Agreement: The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair value and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

Surplus notes: On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued a 6.25% surplus note in the amount of $175,000,000 to the Company. The note matures on December 29, 2034. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debt owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (1) the institution of bankruptcy, reorganization, insolvency or liquidation proceedings by or against the Company, or (2) the appointment of a Trustee, receiver or other Conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. For the year ended December 31, 2005, there was no interest paid or accrued.

Capital Transactions: During the year ended December 31, 2005, the Company received capital contribution of $200,000,000.

19. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations ("NOLHGA") and the amount of premiums written in each state. The Company has recorded $5,249,000 and $4,237,000 for this liability in accounts payable and accrued expenses as of December 31, 2005 and 2004, respectively. The Company has also recorded an asset in other assets of $4,317,000 and

$3,120,000 as of December 31, 2005 and 2004, respectively, for future credits to premium taxes for assessments already paid.

20. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2005	2004
	(In Thousands)	
Balance at January 1	$ 1,326,578	$ 1,283,283
Less reinsurance recoverables	58,258	40,164
Net balance at January 1	1,268,320	1,243,119
Incurred related to:		
Current year	423,034	398,300
Prior years	(6,651)	42,419
Total incurred	416,383	440,719
Paid related to:		
Current year	157,356	267,990
Prior years	228,036	147,528
Total paid	385,392	415,518
Net balance at December 31	1,299,311	1,268,320
Plus reinsurance recoverables	84,102	58,258
Balance at December 31	$ 1,383,413	$ 1,326,578

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the Balance Sheets.

21. Retrospectively Rated Contracts

The Company estimates accrued retrospective premium adjustments for its group life and health insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices. The amount of net premiums written by the Company at December 31, 2005 that are subject to retrospective rating features are $99,000,000, that represented 12% of the total net group life premiums and $6,000,000, that represented 1% of the total net group health premiums written. No other net premiums written by the Company are subject to retrospective rating features.

22.   **September 11 Events**

The terrorist attacks of September 11, 2001 (the September 11 events), resulted in a tremendous loss of life and property. Secondarily, those events interrupted the business activities of many entities and disrupted the U.S. economy at many levels. In the past, businesses have incurred losses as a result of catastrophes such as earthquakes, hurricanes and even other terrorist attacks. However, the September 11 events are unprecedented in the United States in terms of the magnitude of the losses incurred and the number of entities affected. The following disclosures relating to the September 11 events are required:

As of December 31, 2005, the Company had estimated gross reinsurance claims of approximately $124.7 million for personal accident coverage, $192.2 million for workers compensation coverage and retrocession recoveries of $103.4 million for net incurred claims of $213.5 million from the events of September 11, 2001. The remaining retrocession recoveries at December 31, 2005 were approximately $17.5 million.

As of December 31, 2004, the Company had estimated gross reinsurance claims of approximately $124.6 million for personal accident coverage, $201.3 million for workers compensation coverage and retrocession recoveries of $103.4 million for net incurred claims of $222.5 million from the events of September 11, 2001. The remaining retrocession recoveries at December 31, 2004, were approximately $32.0 million.

The Company notes that uncertainty remains regarding claim submissions and the number of occurrences from the events of September 11, 2001, but has recorded its best estimate as the current claim reserve reported as of December 31, 2005.

The September 11, 2001 impact is based on Company estimates using information obtained from ceding companies and an external consultant. It is reasonably possible that a change in the Company's estimate will occur in the near term but the possible range of change cannot be determined.

The Company does not have any environmental remediation obligations.

Item 26   **Exhibits**

(a)   Resolutions of Board of Directors of Northwestern National Life Insurance Company ("NWNL") establishing the Select*Life Variable Account. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)   Not Applicable.

(c)   (1)   Distribution Services Agreement dated as of March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 33-57244, as filed on April 14, 2006.)

         (2)   Amendment dated as of March 27, 2003, to Distribution Services Agreement dated March 7, 2002, between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration on Form N-6, File No. 333-92000, as filed on April 17, 2003.)

         (3)   Amendment dated as of November 1, 2004, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 33-57244, as filed on April 14, 2006.)

         (4)   Amendment dated as of August 31, 2005, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 33-57244, as filed on April 14, 2006.)

         (5)   Amendment dated as of December 7, 2005, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 33-57244, as filed on April 14, 2006.)

         (6)   Amendment dated as of April 28, 2006, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 33-57244, as filed on April 14, 2006.)

         (7)   ReliaStar Life Insurance Company Distribution Agreement between ReliaStar Life Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

         (8)   Specimen Selling Agreements. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

         (9)   Specimen ING America Equities, Inc. Selling Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

         (10)   Schedules for Sales Commissions. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(d)   (1)   Form of Policy. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

         (2)   Four-Year Term Insurance Rider. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

         (3)   Full Death Benefit Rider. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

         (4)   Survivorship Term Rider. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

         (5)   Additional Insured Rider. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

         (6)   Policy Split Option Rider. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-18517, as filed on August 8, 1997.)

	(7)		Policy Illustration. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registration Statement on Form S-6, File No. 333-18517, as filed on April 24, 2002.)
	(8)		Overloan Lapse Protection Rider. (Incorporated herein by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-6, File No. 333-47094, as filed on October 3, 2005.)
	(9)		Lifetime Guarantee Death Benefit Rider. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)
	(10)		Modification Rider. (Incorporated herein by reference to Post Effective Amendment No. 10, File No. 333-47094, as filed on November 28, 2006.)
(e)	(1)		Revised Policy Application Form. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)
	(2)		Supplement to Life Insurance Application. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on form N-6, File No. 333-92000, as filed on April 17, 2003.)
(f)	(1)		Amended Articles of Incorporation of ReliaStar Life. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)
	(2)		Amended By-Laws of ReliaStar Life. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)
(g)	Not Applicable.		
(h)	(1)	(a)	Participation Agreement dated as of March 27, 2000, by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., A I M Distributors, Inc. and WSSI. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
		(b)	Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)
		(c)	Amendment No. 2 to Participation Agreement by and among ReliaStar Life Insurance Company, on behalf of itself and its separate accounts, AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)
		(d)	Administrative Services Agreement dated as of March 27, 2000, by and between ReliaStar Life Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York and A I M Advisers, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No.333-105319, as filed on November 24, 2003.)
	(2)	(a)	Participation Agreement dated as of August 8, 1997, by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger and Company, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
		(b)	Amendment dated as of March 28, 2000, to Participation Agreement by and among ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 11 to Registration Statement on Form S-6, File No. 33-57244, as filed on March 31, 2000.)
		(c)	Amendment dated as of October 11, 2000, to the Participation Agreement by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
		(d)	Amendment dated as of September 29, 2003, to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(e)   Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(3)   (a)   Fund Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(b)   Business Agreement by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(4)   (a)   Participation Agreement dated as of March 16, 1988, by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)   Amendment dated as of July 24, 1997, to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c)   Amendment No. 10 to Participation Agreement by and among ReliaStar Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d)   Amendment No. 11 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(e)   Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(f)   Amendment No. 13 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(g)   Participation Agreement dated as of January 1, 1991, by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Incorporated herein by reference to Initial Registration Statement to Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(h)   Amendment dated as of July 24, 1997, to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(i) Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(j) Amendment No. 10 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(k) Amendment No. 11 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(l) Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(m) Service Agreement dated January 1, 1997, by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(n) Amendment effective as of April 1, 1999, to Service Agreement by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(o) Service Contract dated April 25, 1997, by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(p) Amendment dated April 1, 1999, to Service Contract by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(5) (a) Participation Agreement dated as of May 1, 2002, by and between ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

(b) Amendment effective as of July 15, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(6) (a) Participation Agreement among the GCG Trust and ReliaStar Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(7) (a) Participation Agreement dated as of December 6, 2001, by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(b) Amendment dated as of March 26, 2002, to Participation Agreement by and among Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002), Aetna Investment Services, LLC (to be renamed ING Financial Adviser, LLC effective May 1, 2002) and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(c) Amendment dated as of October 1, 2002, to Participation Agreement dated as of December 6, 2001 among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance and Annuity Company. (Incorporated herein by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-4, 333-100207, for Separate Account N of ReliaStar Life Insurance Company, as filed on October 24, 2002.)

(d) Amendment dated as of May 1, 2003, to Participation Agreement dated as of December 6, 2001 by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(e) Form of Amendment dated as of April 28, 2006, to Participation Agreement dated as of December 6, 2001, by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 33-57244, as filed on April 14, 2006).

(f) Service Agreement effective as of December 6, 2001, by and between ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(g) Shareholder Servicing Agreement dated as of December 6, 2001, by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. in respect of the Service Class Shares of its Portfolios. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(h) Amendment dated as of March 26, 2002, to the Shareholder Servicing Agreement by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) in respect of the Service Class Shares of its Portfolio. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(i) Amendment dated as of May 1, 2003, to Shareholder Servicing Agreement (Service Shares) dated as of December 6, 2001 by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(j) Form of Amendment dated as of April 28, 2006, to Shareholder Servicing Agreement (Adviser Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 33-57244, as filed on April 14, 2006.)

(k) Form of Amendment dated as of April 28, 2006, to Shareholder Servicing Agreement (Service Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-6, 33-57244, as filed on April 14, 2006.)

(8) (a) Participation Agreement dated as of May 1, 2001, between ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

(b) Amendment effective as of October 1, 2002, to Participation Agreement between ReliaStar Life Insurance Company, ING Variable Portfolios Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(c) Amendment effective as of July 15, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(9) (a) Participation Agreement dated May 1, 2001, by and among ReliaStar Life Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b) Amendment dated as of August 30, 2002, to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-6, File No. 33-69892, as filed on October 11, 2002.)

(c) Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(d) Form of Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-6, File No. 333-47094, as filed on November 28, 2005.)

(e) Administrative and Shareholder Services Agreement dated as of May 1, 2001, by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(f) Amendment to Administrative and Shareholder Service Agreement dated as of August 30, 2002, by and between ING Funds Services, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(10) (a) Participation Agreement dated as of August 8, 1997, by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b) Amendment to Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 69431, as filed on April 14, 2000.)

(c) Letter Agreement dated August 8, 1997, by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment, effective July 1, 2002, to Letter Agreement dated August 8, 1997 between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(11) (a) Participation Agreement dated as of August 8, 1997, by and between ReliaStar Life Insurance Company, Neuberger&Berman Advisers Management Trust and Neuberger&Berman Management Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b) Amendment No. 1 dated as of February 1, 1999, to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c) Addendum dated as of May 1, 2000, to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment dated as of April 1, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 33-57244, as filed on December 12, 2003.)

(e) Letter Agreement dated as of July 28, 1997, by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(f) Amendment dated as of April 1, 2003, to the Administrative Services Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 33-57244, as filed on December 12, 2003.)

(12) (a) Participation Agreement by and between ReliaStar Life Insurance Company, OCC Accumulation Trust and OCC Distributors, dated August 8, 1997. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(b) Letter Agreement dated August 8, 1997, by and between ReliaStar Life Insurance Company and OpCap Advisors. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(13) (a) Participation Agreement dated as of April 30, 2002, by and among Pioneer Variable Contracts Trust, ReliaStar Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to Initial Registration Statement on Form S-6, 333-92000, as filed on July 3, 2002.)

(14) (a) Participation Agreement dated as of January 14, 1994, by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b) Amendment No. 3 to Participation Agreement by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Putnam Capital Manager Trust and Putnam Mutual Funds Corp. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

(c) Amendment No. 4 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment No. 5 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(i) Not Applicable.
(j) Not Applicable
(k) Opinion and Consent of Counsel.
(l) Not Applicable
(m) Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm.
(o)	All financial statements are included in the Statement of Additional Information, as indicated therein.
(p)	Not Applicable.
(q)	Not Applicable.
(r)	Powers of Attorney. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 for ING Life Insurance and Annuity Company (File No. 333-130833), as filed on April 10, 2006.)

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Chairman
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Executive Vice President and Chief Financial Officer
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Senior Vice President
Kathleen A. Murphy, 151 Farmington Avenue, Hartford, CT 06156	Director
Catherine H. Smith, 151 Farmington Avenue, Hartford, CT 06156	Director
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Robert W. Crispin, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Investments
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005	Vice President and Chief Compliance Officer
Craig A. Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401	Vice President and Actuary
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 23 to Registration Statement on Form N-6 for Select*Life Variable Account of ReliaStar Life Insurance Company (File No. 33-57244), as filed on April 14, 2006.

Item 29   Indemnification

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar Life may, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit the question of whether or not such indemnification by it is against public policy as expressed in the Act to a committee comprised of directors who are not parties to the proceeding before referring it to a court of appropriate jurisdiction and will be governed by the final adjudication of such issue. If ReliaStar Life indemnifies or advances expenses in connection with a claim, the Laws of the State of Minnesota require ReliaStar Life to disclose, in writing to its shareholders, the amount of the indemnification or advance and to whom and on whose behalf it was paid.

A corporation may procure indemnification insurance on behalf of an individual who was a director of the corporation. Consistent with the laws of the State of Minnesota, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has a controlling interest of 50% or more. This would encompass the Principal Underwriter as well as the Depositor. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section XVIII of the ReliaStar Life Insurance Company Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company.

(b)   *Management of ING America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203	Director, President and Chief Executive Officer
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Director and Vice President
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Anita F. Woods, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Chief Financial Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer

Dawn M. Peck, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President, Assistant Treasurer and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Laurie J. Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Diana R. Cavender, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Randall K. Price, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa L. Skinner, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Edwina P. J. Steffer, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1)	(2)	(3)	(4)	(5)
	2002 Net Underwriting	Compensation on Events Occasioning		
Name of Principal Underwriter	Discounts and Commissions	the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation*
ING America Equities, Inc.				$28,325,080

*   Includes payments to agents/registered representatives, broker/dealers and regional managers/brokerage general agents; bonuses; and payments to ING Financial Partners, Inc. as a marketing allowance.

Item 31   Location of Accounts and Records

Accounts and records are maintained by ReliaStar Life Insurance Company at 20 Washington Ave South, Minneapolis, MN 55401 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327. 20 Washington Avenue South, Minneapolis, MN 55401.

Item 32   Management Services

None.

Item 33   Fee Representations

ReliaStar Life Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company under the policies. ReliaStar Life Insurance Company bases this representation on its assessment of such factors such as the nature and extent of the such services, expenses and risks, the need for the ReliaStar Life Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Select*Life Variable Account, certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 11 to this Registration Statement on Form N-6 (File No. 333-47094) to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford, and State of Connecticut on the 14th day of April, 2006.

SELECT*LIFE VARIABLE ACCOUNT
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY
(Depositor)

By: /s/ Donald W. Britton*
        Donald W. Britton
        President
        (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 11 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
/s/ Donald W. Britton* Donald W. Britton	President (principal executive officer)	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director and Chairman	
/s/ Kathleen A. Murphy* Kathleen A. Murphy	Director	
/s/ Catherine H. Smith* Catherine H. Smith	Director	April 14, 2006
/s/ Jacques de Vaucleroy* Jacques de Vaucleroy	Director and Senior Vice President	
/s/ David A. Wheat* David A. Wheat	Director, Executive Vice President and Chief Financial Officer (principal financial officer)	
/s/ Steven Pierson* Steven Pierson	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
        J. Neil McMurdie
        *Attorney-in-Fact

SELECT*LIFE VARIABLE ACCOUNT
EXHIBIT INDEX

Exhibit No.	Exhibit	
26-(k)	Opinion and Consent of Counsel	
26-(n)	Consent of Independent Registered Public Accounting Firm	